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Annual Report 2016

中国南方航空
CHINA SOUTHERN AIRLINES

H Share Stock Code: 1055 • A Share Stock Code: 600029 • ADR Coder ZNH




Day & Night. Ready to Fly.

中国南方航空
CHINA SOUTHERN AIRLINES

H Share Stock Code: 1055 • A Share Stock Code: 600029 • ADR Code: ZNH

ABOUT US

China Southern Airlines Company Limited, a member of the SKYTEAM, with its headquarter located in Guangzhou, and the logo of which is a red kapok on the blue vertical stabilizer, ranked first among all Chinese airlines in terms of its largest fleet, most developed route network, largest passenger capacity.

By the end of the reporting period, the Company had a fleet of 702 passenger and cargo aircrafts, ranking first in Asia and fourth worldwide in terms of fleet scale, and is the first airlines that operating both Airbus A380 and Boeing 787 throughout the world.

CONTENTS

Definitions

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited
Group	China Southern Airlines Company Limited and its subsidiaries
CSAHC	China Southern Air Holding Company
Xiamen Airlines	Xiamen Airlines Company Limited
Guizhou Airlines	Guizhou Airlines Company Limited
Zhuhai Airlines	Zhuhai Airlines Company Limited
Shantou Airlines	Shantou Airlines Company Limited
Chongqing Airlines	Chongqing Airlines Company Limited
Henan Airlines	China Southern Airlines Henan Airlines Company Limited
SAGA	Southern Airlines General Aviation Co., Ltd.
Hebei Airlines	Hebei Airlines Company Limited
Jiangxi Airlines	Jiangxi Airlines Company Limited
Finance Company	Southern Airlines Group Finance Company Limited
SAIETC	Southern Airlines Group Import and Export Trading Company
GSC	China Southern Airlines Group Ground Services Co., Ltd., formerly known as China Southern Airlines Group Passenger and Cargo Agent Company Limited
SACM	Southern Airlines Culture and Media Co., Ltd.
SPV	China Southern Airlines No. 1 Lease (Tianjin)
SSE	Shanghai Stock Exchange
Stock Exchange	The Stock Exchange of Hong Kong Limited
NDRC	National Development and Reform Commission
CAAC	Civil Aviation Administration of China
Articles of Association	Articles of Association of China Southern Airlines Company Limited
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Available Seat Kilometers or "ASK"	the number of seats made available for sale multiplied by the kilometers flown
Available Tonne Kilometers or "ATK"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown
Revenue Passenger Kilometers or "RPK"	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown
Revenue Tonne Kilometers or "RTK"	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – cargo or "RFTK"	i.e. cargo and mail traffic volume or revenue tonne kilometers for cargo, the load (cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – passenger	the load (passenger) in tonnes multiplied by the kilometers flown
Aircraft Utilization Rate	Flight hours that aircraft can service during specified time
Passenger Load Factor	RPK expressed as a percentage of ASK
Revenue flight hours	Flighting hours of commercial flying
Overall Load Factor	RTK expressed as a percentage of ATK
Yield per RPK	revenue from passenger operations divided by RPK
Yield per ASK	revenue from passenger operation divided by ASK
Yield per RFTK	revenue from cargo operations divided by RFTK

Important Information

I. The board of directors (the "Board") and the supervisory committee (the "Supervisory Committee") of the Company and its directors (the "Directors"), supervisors (the "Supervisors") and senior management warrant the truthfulness, accuracy and completeness of the content contained in this annual report, and which does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II. This annual report was considered and approved at the 14th meeting of the 7th session of the Board of the Company on 30 March 2017. 11 Directors were required to attend the meeting and 9 of them attended in person. Director Yang Li Hua did not attend the meeting because of business reason, and authorized Director Yuan Xin An to attend and vote on her behalf. Director Liu Chang Le did not attend the meeting because of business reason, and authorized Director Ning Xiang Dong to attend and vote on his behalf.

III. KPMG issued the independent auditor's report with unqualified audit opinion to the Company.

IV. Mr. Wang Chang Shun (Chairman and the responsible person of the Company), Mr. Tan Wan Geng (person in charge of accounting, Vice Chairman and president of the Company), Mr. Xiao Li Xin (the responsible person of the accounting department, Chief Account and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this annual report.

V. The Board recommends the payment of a dividend of RMB1 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2016, totalling approximately RMB982 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2016 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the dividend is expected to be paid to the shareholders by the Company on or before Thursday, 31 August 2017.

VI. Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VII. During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

VIII. During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

IX. During the reporting period, the Company did not have any material risks. The Company has detailed potential risks in this report. Please refer to paragraph XXI "Risk Factors Analysis" under "Management Discussion and Analysis".

Corporate Profile

The Group is one of the largest airlines in the PRC.



In 2016, the Group ranked first among all Chinese airlines in terms of its fleet, safety records, network and volume of passenger. As of 31 December 2016, the Group had a fleet of 702 passenger and cargo aircraft, including the Boeing 787, 777 and 737 series, as well as the Airbus 380, 330 and 320 series, ranking first in Asia. The general strategic goal of the Group is to establish itself into an influential international airlines with an extensive route network; and has formed a developed network covering China, and the rest of Asia, and effectively connected Europe, America, Australia and Africa. As at 31 December 2016, the Group operated more than 2,000 flights daily flying to over 224 destinations in over 40 countries and regions around the world, providing up to 300,000 seats to the market. Through close cooperation with members from the SKYTEAM, the Group connected 1,062 destinations in 177 countries and regions in the world. In 2016, the Group's volume of passenger traffic amounted to nearly 115 million, which has put the Group in a leading position among Chinese airlines for 38 consecutive years, and maintained its top position in Asia.

Based in Guangzhou, the Group has 15 branches, including Xinjiang, Beifang, Shenzhen, Beijing, Heilongjiang, Jilin, Dalian, Hubei, Hunan, Hainan, Guangxi, Shanghai, Xi'an, Taiwan and Sichuan and 6 holding civil aviation subsidiaries, including Xiamen Airlines, Zhuhai Airlines, Guizhou Airlines, Shantou Airlines, Chongqing Airlines and Henan Airlines. The Group has set up SAGA in Zhuhai and established 25 domestic offices in cities including Hangzhou, Qingdao and Lhasa. It also established 68 overseas offices in cities including Tokyo, Singapore, San Francisco, New York, Toronto, London, Paris, Roman, Moscow, Sydney, Auckland and Nairobi. Apart from the above, the Company has equity interests in Sichuan Airlines Co., Ltd.



Corporate Information



Chinese Name
中國南方航空股份有限公司

Chinese Short Name:
南方航空

English Name:
China Southern Airlines Company Limited

English Short Name:
CSN

Legal Representative:
Wang Chang Shun

Board and Company Secretary:
Xie Bing

Securities Affairs Representative:
Xu Yang

Shareholder Enquiry:
Company Secretary office

Telephone:
+86-20-86124462

Fax:
+86-20-86659040

E-mail:
ir@csair.com

Address:
278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Corporate Information

Registered Address:

Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street Huangpu District, Guangzhou, Guangdong Province, PRC

Place of Business:

278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:

Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company:

www.csair.com

Authorized Representative under the Listing Rules Stock Exchange:

Tan Wan Geng and Xie Bing

Controlling Shareholder:

China Southern Air Holding Company

Principal Bankers:

China Development Bank
Agricultural Bank of China
Industrial & Commercial Bank of China
Bank of China
China Construction Bank

Designated Newspapers for Information Disclosure (A Shares):

China Securities Journal, Shanghai Securities News, Securities Times

Designated Website for Information Disclosure (A Shares):

www.sse.com.cn

Designated Website for Information Disclosure (H Shares):

www.hkexnews.hk

Annual report Available for Inspection:

Company Secretary office

Place of Listing of A Shares:

Shanghai Stock Exchange

Short Name of A Shares:

南方航空

Stock Code of A Shares:

600029

A Share Registrar:

China Securities Depository and Clearing Corporation Limited Shanghai Branch
Floor 36, China Insurance Building, 166 Lu Jia Zui East Road, Shanghai, PRC

Place of Listing of H Shares:

The Stock Exchange of Hong Kong Limited

Short Name of H Shares:
China Southern Airlines Company Limited

Stock Code of H Shares:
01055

H Share Registrar:
Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

Place of Listing of N Shares:
New York Stock Exchange

Short Name of N Shares:
China Southern Air

Stock Code of N Shares:
ZNH

N Share Registrar:
BNY Mellon Shareowner Services
P.O. Box 30170, College Station,
TX 77842-3170, USA

Domestic Legal Adviser:
Z&T Law Firm

Overseas Legal Adviser:
DLA Piper Hong Kong

Domestic Auditor:
KPMG Huazhen LLP

Address of Domestic Auditor:
8th Floor, KPMG Tower
Oriental Plaza
1 East Chang An Avenue
Beijing, China

Signing Accountants of Domestic Auditor:
Wang Jie, Yin Jie

Overseas Auditor:
KPMG

Address of Overseas Auditor:
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Company Business Summary

I. The Principle Business and Operating Mode of the Company and the Industry Summary during the Reporting Period

(I) Principle Business

The scope of business of the Company includes: (1) provision of services of domestic, regional and international scheduled and unscheduled air transportation of passenger, cargo, mail and baggage; (2) provision of services of general aviation; (3) provision of services of aircraft maintenance; (4) acting as an agency of domestic and foreign airlines; (5) offering airlines catering services; (6) conducting other aviation and relevant businesses, including advertising for such businesses; (7) provision of services of insurance and agency: personal accident insurance; (8) provision of airlines ground services; (9) aviation training; (10) asset leasing services; (11) project management and technical consultancy services; (12) sales of aviation equipment; (13) travel agency business; (14) reservation agency business; (15) merchandise retail and wholesale; (16) mobile operation agency business; (17) e-commerce business, all subject to approval by registration authorities of the Company.

(II) Industrial Position and Competitive Advantages

During the reporting period, the demand for aviation travel continued to grow in the whole world. The number of passengers carried by the air transport industry in the world in 2016 amounted to 3.7 billion, reaching a record high figure. According to the regular transportation data for global aviation in 2016 released by International Air Transport Association ("IATA"), passengers' demand for aviation services in the world raised by 6.3% as compared with that of last year, a growth rate higher than the average annual growth rate of 5.5% over the past decade. The air traffic capacity in 2016 increased by 6.2% as compared with that of 2015, and the average passenger load factor in 2016 reached a record high of 80.5%. During the reporting period, despite foreign exchange losses arising from significant depreciation of RMB, domestic airlines' profits have increased as compared with that of last year due to a historical low oil price, huge demand in the domestic aviation market, and rapid growth of outbound travel. According to CAAC, the total traffic volume of the industry in 2016 amounted to 96.09 billion tonne-kilometres, up by 12.8% as compared with that of last year, the number of passengers carried was 488 million, up by 11.8% as compared with that of last year, cargo traffic volume was 6,669,000 tonnes, up by 6.0% as compared with that of last year, and the passenger load factor was 82.7%, achieving the highest level in recent years.





Company Business Summary

During the reporting period, the Group ranked first among all Chinese airlines in terms of its largest fleet, most developed route network, largest passenger capacity and best safety record. By the end of the reporting period, the Group had a fleet of 702 passenger and cargo aircraft, with a net year-on-year growth of 35 aircraft, ranking first in Asia. The general strategic goal of the Group is to establish itself as an influential international airlines with an extensive route network; and formed a developed network covering China, and the rest of Asia, and effectively connected Europe, America, Australia and Africa; the Group's volume of passenger traffic amounted to nearly 115 million, which has put the Group in a leading position among Chinese airlines for 38 consecutive years, and also maintained its top position in Asia; and the Group continued to keep the best safety records among Chinese airlines by successively realizing 17 aviation safety years. The Group is the largest air carrier on the China – Australia and New Zealand, China – South Asia, China – Central Asia routes. It is also the largest air carrier along the "One Belt and One Road".

The Group has the following major competitive advantages: (1) Outstanding scale and network advantages. The Group has a fleet of over 700 advanced aircraft, an intensive route network, and passenger traffic volume of 115 million. Its sales network spreads all over the world's five continents, and it has important influence on the market. (2) Strong technical strength. The Company has its own flight college in Australia, which enables it to cultivate pilots independently. Owing to its leading aircraft maintenance level, the Company has the ability to maintain and repair major models of its aircraft in service. The Company is in a leading position in terms of informatization technology construction and the "China Southern e-travel" project has been fully launched. (3) An excellent brand image. We spare no efforts in building the "China Southern e-travel" project by promoting comprehensive application of internet in our 306 passenger service contact points in order to make our services more convenient. We constantly improve our meals and entertainment services provided on the plane, and the number of Sky Pearl Club membership exceeds 30.1 million. Initial success has been achieved in our marketing activities in the international market and our brand influence in the domestic and overseas market continues to increase.



(III) Challenges

The major challenges faced by the Group include:

1. *Exchange rate fluctuation*

In 2016, affected by a variety of factors such as decelerated economic growth in China, appreciation of USD and interest rate hike by the US Federal Reserve, the exchange rate of RMB against USD depreciated significantly by 6.39%. It is anticipated that the US dollar index will remain strong while RMB will subject to depreciation pressure in 2017. Despite that the Group has reduced the risk relating to exchange rate fluctuation by increasing the percentage of RMB-denominated liabilities, the Company, in consideration of the industrial characteristics, will still maintain a certain level of USD-denominated liabilities in the long term. Therefore, the Company's operating results will be influenced by the exchange rate fluctuation to a certain extent.

2. *Rebounding crude oil prices*

Affected by reduction of output by Organization of Petroleum Exporting Countries, international crude oil prices experienced a rebound, which in turn significantly increased the airlines' fuel costs. It is expected that international crude oil prices will likely experience a steady rise due to gradually recovering global demand in 2017. As fuel cost constitutes the Company's main operating costs, rising fuel prices will increase fuel cost which have a direct impact on the results performance of the Company.

3. *Rapid expansion of high-speed rail network*

As at the end of the reporting period, China's high-speed railway traffic mileage has reached 22,000 kilometers, and the impact of high-speed railway on the aviation market has expanded into China's western regions from the central and eastern regions. It is anticipated that China will build "eight horizontal and eight vertical" high speed railway corridors by 2020 and the improving high speed railway network will have further impact on the growth rate of air travellers. The operating performance of the Company's routes which overlap with the high speed railway corridors (especially routes with a distance of less than 800 kilometers) will be affected in the future.

(IV) Profit Model, Operating Characteristics and Development Strategies

China Southern Airlines established the general strategic goal of becoming an influential international airlines with an extensive network in 2005, which requires the Company to transform from a point-to-point liner airlines to network-based airlines. In order to achieve this goal, China Southern Airlines gave priority to building of hub-based route network while promoting the strategic transformation of "three network building" (namely hub-based route network, marketing network and after-sales service network). On one hand, the Company accelerated the launch of routes from China to Australia, Southeast Asia, Central and West Asia, Europe and US, in order to rebalance the Company's focus on the domestic and international markets; on the other hand, the Company proactively built Guangzhou and Beijing as its "dual cores", in an effort to improve its network and improve its service efficiency. Accordingly, remarkable achievements has been made in hub construction, for example, the percentage of international routes to the Company's total routes have been increasing rapidly, its route network has became more "simplified", and passengers have been provided with more transferring opportunities.

Meanwhile, China Southern Airlines has always been attaching great importance to consolidating and expanding its advantage of numerous domestic routes while focusing on "point to point" routes. A "hub + point-to-point" operational mode with distinguished features which mainly based on the domestic market while partially focus on the international market and highlights mutual support between and overall connection of domestic and international market has been formed. This mode also laid solid foundation for building of an airlines of international standard operating with a large-scale network. Hub-based route network, the core part of the route network of China Southern Airlines, pays a decisive role in the stabilization and development of overall network; "point-to-point" route network (with each base as a point), a beneficiary support for the hub-based network, is of vital importance to the expansion of network coverage and improvement of hub-based route network.

In the long run, by adhering to the keynote of "Making Steady Progress" and the strategic plan of "Safety First", as well as the strategic guidance of "Leading Market", China Southern Airlines will make positive efforts in building Guangzhou and Beijing as its "dual cores". By firmly following the strategic direction of "standardization, integration, intelligentization and globalization", the Company will build a market-oriented decision-making system and establish an advanced business mode, thus forming a hub network which could access the whole world, highlights mutual complementation of domestic and international market and mutual support among each hub base, building an industry-leading comprehensive aviation travel service platform and developed a high-quality product service system. Through targeted marketing activities and effectively improving its organization efficiency and operating efficiency, the Company will become an airlines of good safety record with a large-scale network, strong profitability and excellent brand image.

By the end of the "13th Five-year Plan" period, the Group will develop into a large international airlines with an extensive network and a fleet of exceeding 1,000 aircraft. The annual passenger volume, cargo and mail volume will reach 160 million and more than 2 million tonnes.

(V) Security Ensurence Input

During the reporting period, China Southern Airlines incorporated "Safety First" as strategy into its "13th Five-year" development plan. The Company adhered to ensure security in different stages, and accurately grasped the complex and changeable security situations. The Company held eight Safety Management Committee meetings and seven security video meetings, and organized two "safety training workshops" and three training classes for the training of 366 person/time in rotation. The Company made great efforts to create a good and stable security environment by constantly conducting various activities including safety and health cup completion, safe production month, promotion of security books in cabin, and 100-day work safety competition.

During the reporting period, the Company issued a total of 87 safety tips/warnings, actively promoted voluntary reporting and collected voluntary 4,469 reports. The Company prepared 12 safety risk management analysis reports on the monthly basis, and organized 18 special risk assessments for new routes and new technologies. The Company issued 14 warning coursewares by summarizing and drawing lessons learned from typical events, and fully enabled the alcohol test system to improve the safety margin. The Company exercised 157 supervisions and 10 safety audits, and organized 5 special governance activities and 2 security regulations. The Company rewarded 260 employees who made contribution to or proposed recommendations for safety, and made 7 safety appointments for serious accountability of violation of rules and regulations and failure to keep faith.

By the end of the reporting period, the Group continued to keep the best safety records among Chinese airlines by successively realizing 17 aviation safety years.

II. Material Changes to Major Assets of the Company during the Reporting Period

During the reporting period, the Group introduced 53 aircraft (including 29 under operating lease, 22 under finance lease and 2 purchased), disposed 18 aircraft (including 11 under operating lease and 7 purchased) and purchased 13 aircraft which were under finance lease. As at the end of the reporting period, the number of aircraft of the Group has reached 702, representing a net increase of 35 from the end of the previous year. During the reporting period, due to the increase of aircraft under finance lease and purchased, fixed assets of the Group increased by RMB12,046 million.

For details of the material changes to major assets of the Group during the reporting period, please refer to the assets and liabilities information in the paragraph "Management Discussion and Analysis".

III. Analysis on Core Competitiveness during the Reporting Period

The Company's five core competitivenesses has begun to take shape, including its powerful and improving scale and network advantages, its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode, its service brand influence and its advanced information technology.

Company Business Summary

(I) Powerful and improving scale and network advantages. The Company had the largest fleet in China and advanced fleet performance. It is the only airlines in China operating A380, and has mature experience in operating both A380 and B787. The Group has the most intensive network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. Meanwhile, with the largest volume of passenger traffic, China Southern Airlines is the first airlines in China with its amount of traffic exceeding 100 million. At present, the Group has 15 branches, including Xinjiang, Beifang, Shenzhen and 6 holding civil aviation subsidiaries, including Xiamen Airlines, Shantou Airlines, Guizhou Airlines, Zhuhai Airlines, Chongqing Airlines and Henan Airlines. The establishment of branch may better play various local advantages, and transport transfer passengers for the hub. The Group has set up 25 domestic offices, and established 68 overseas offices in all continents. Therefore, the Company has formed a comprehensive sales network with branches, subsidiaries, domestic offices and overseas offices.

(II) The hub operation and management capability with Guangzhou as the core was strengthened continuously. China Southern Airlines' strategic transformation mainly focused on developing transit and links with international long-distant flights in hubs, thereby established a new profit model and development mode, and gradually became an airlines with strong international network. In 2016, the Company further improved its international layout. We launched new international flights from Guangzhou to Toronto, Adelaide, etc, and put more flights to North America, Australia and New Zealand. The year-on-year growth of international transit ratio and transit ratio of the Sixth Freedom Traffic Right in the year reached 19% with 3,450,000 passengers and 50% with 782,000 passengers respectively. The proportion of international seat kilometer amount to thirty percent. Through years of efforts, the effect of transformation has become more and more significant, and international routes achieved another profit year in 2016 and made an important contribution to the Company's good performance.

(III) Resources interoperability under the matrix management mode. With its scale of having multiple bases, hubs, models and fleet, we adopted a matrix management mode based on "horizontal integration and resources sharing", which did not only unified the headquarters' control over resources, policy and operation standards but also demonstrated branches' and subsidiaries' motivated participation in security, marketing and service innovation, making good use of the Company's advantages in scale and network. At present, the matrix management mode has become a normal management practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. In the future, the Company will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to the advantages it currently enjoys.

(IV) Striving for world-class brand service. In order to create world-class service brand, China Southern Airlines continuously improved its service quality, and its brand influence was gradually enhanced at China and world by brand benchmarking the world-class level on SKYTRAX. The Company continued to improve the quality of in-flight meals and entertainment, and its overall service level maintained a steady rise through the gradual introduction of in-flight WIFI, improvement of membership service, establishment and perfection of closed-loop management mechanism. The Company was the first among PRC airlines to open a green passage for transshipment of human donated organs and introduce "in-flight medical volunteers" service. In 2016, the Company was awarded No. 13 of "The World's Most Loved Airlines" on SKYTRAX, ranking first among airlines in Mainland China.

(V) Comprehensive and advanced information technology. China Southern Airlines always attaches great importance on corporate information technology construction, and with the strongest R&D capacity on information technology in the industry. The Company continuously improved the new official website, mobile APP, Wechat platform, B2B and other IT systems, with its passenger marketing, operation control, service, aviation safety, freight, enterprise management and public platform becoming mature increasingly. The information technology construction greatly supported the strategy transformation and business development of the Company, and was widely accepted in the industry. The public Wechat account of China Southern Airlines was awarded "The Most Influential New Media Account of Central SOEs in 2016". The Company had an information technology team composed of over 1,000 experts, which laid solid foundation for relevant research and development. In 2016, we implemented the construction of "China Southern e-travel" e-commerce platform, spared no effort to create whole-process and one-stop service platform at the mobile client, and fully promoted the "Internet+" strategy. In addition, China Southern Airlines is committed to providing excellent "door-to-door" travel service for passengers, so as to achieve the target of "A Single Device For Everything ".


Time
Place
5:30
Maintenance Base



China Southern Airlines – Safety First

Throughout the year, the number of passengers transported by us reached 115 million. We have ensured 17 consecutive years of aviation safety and continued to keep the best safety records among Chinese airlines.


南方航空
CSN

Principal Accounting Information and Financial Indicators

Principal Accounting Information



Operating revenue
(RMB million)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
99,514
98,547
108,584
111,652
114,981
2012
2013
2014
2015
2016



Profit attributable to equity shareholders of the Company
(RMB million)
6,000
5,000
4,000
3,000
2,000
1,000
2,619
1,986
1,777
3,736
5,044
2012
2013
2014
2015
2016



Total assets
(RMB million)
200,000
175,000
150,000
125,000
100,000
75,000
50,000
142,454
165,207
189,688
185,989
200,442
2012
2013
2014
2015
2016



Earnings per share attributable to equity shareholders of the Company
(RMB/share)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.27
0.20
0.18
0.38
0.51
2012
2013
2014
2015
2016

Principal Accounting Information	2012	2013	2014	2015	2016
Operating revenue (RMB million)	99,514	98,547	108,584	111,652	114,981
Profit attributable to equity shareholders of the Company (RMB million)	2,619	1,986	1,777	3,736	5,044
Total assets (RMB million)	142,454	165,207	189,688	185,989	200,442
Earnings per share attributable to equity shareholders of the Company (RMB/share)	0.27	0.20	0.18	0.38	0.51

Principal Accounting Information and Financial Indicators

Principal Accounting Information	2016 RMB million	2015 RMB million	Increase/ (decrease) %
Operating revenue	114,981	111,652	2.98
Profit attributable to equity shareholders of the Company	5,044	3,736	35.01

	31 December 2016 RMB million	31 December 2015 RMB million	Increase/ (decrease) %
Net assets attributable to equity shareholders of the Company	43,456	39,045	11.30
Total assets	200,442	185,989	7.77

Principal Financial Indicators

Principal Financial Indicators	2016 RMB/share	2015 RMB/share	Increase/ (decrease) %
Basic earnings per share	0.51	0.38	34.21
Diluted earnings per share	0.51	0.38	34.21

Summary of Operating Data


RPK
(million)
200,000
150,000
100,000
50,000
135,535
148,417
166,629
189,588
206,106
2012
2013
2014
2015
2016


RTK
(million)
25,000
20,000
15,000
10,000
5,000
16,160
17,469
19,780
22,388
24,387
2012
2013
2014
2015
2016

Item	For the year ended 31 December 2016	2015	Increase/ (decrease) %
Traffic			
Revenue passenger kilometers (RPK) (million)			
Domestic	144,979.57	138,769.05	4.48
Hong Kong, Macau and Taiwan	3,083.71	3,526.99	(12.57)
International	58,042.36	47,291.67	22.73
Total:	206,105.64	189,587.71	8.71
Revenue tonne kilometers (RTK) (million)			
Domestic	14,551.20	13,916.26	4.56
Hong Kong, Macau and Taiwan	292.46	331.50	(11.78)
International	9,542.90	8,140.24	17.23
Total:	24,386.56	22,388.00	8.93
RTK – Passenger (million)			
Domestic	12,794.43	12,253.49	4.41
Hong Kong, Macau and Taiwan	270.59	309.91	(12.69)
International	5,099.18	4,162.66	22.50
Total:	18,164.20	16,726.06	8.60
RTK – Cargo and mail (million)			
Domestic	1,756.77	1,662.78	5.65
Hong Kong, Macau and Taiwan	21.87	21.59	1.30
International	4,443.72	3,977.58	11.72
Total:	6,222.36	5,661.95	9.90
Passengers carried (thousand)			
Domestic	98,463.43	95,121.91	3.51
Hong Kong, Macau and Taiwan	2,340.68	2,571.15	(8.96)
International	13,814.52	11,728.96	17.78
Total:	114,618.63	109,422.02	4.75

Summary of Operating Data


ASK
(million)
300,000
250,000
200,000
150,000
100,000
50,000
169,569
186,800
209,807
235,616
255,992
2012
2013
2014
2015
2016


ATK
(million)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
23,065
24,952
28,454
32,205
34,980
2012
2013
2014
2015
2016

Item	For the year ended 31 December 2016	2015	Increase/ (decrease) %
Cargo and mail carried (thousand tonnes)			
Domestic	1,083.68	1,030.10	5.20
Hong Kong, Macau and Taiwan	19.73	19.18	2.87
International	509.14	462.27	10.14
Total:	1,612.55	1,511.55	6.68
Capacity			
Available seat kilometres (ASK) (million)			
Domestic	179,655.46	172,104.99	4.39
Hong Kong, Macau and Taiwan	4,193.19	4,762.25	(11.95)
International	72,143.29	58,749.02	22.80
Total:	255,991.94	235,616.26	8.65
Available tonne kilometres (ATK) (million)			
Domestic	20,740.93	20,055.09	3.42
Hong Kong, Macau and Taiwan	491.23	562.65	(12.69)
International	13,748.02	11,586.92	18.65
Total:	34,980.18	32,204.66	8.62
Available tonne kilometres (ATK) – Passenger Traffic (million)			
Domestic	16,168.99	15,489.45	4.39
Hong Kong, Macau and Taiwan	377.39	428.60	(11.95)
International	6,492.90	5,287.41	22.80
Total:	23,039.28	21,205.46	8.65
Available tonne kilometres (ATK) – Cargo and mail (million)			
Domestic	4,571.93	4,565.65	0.14
Hong Kong, Macau and Taiwan	113.84	134.05	(15.08)
International	7,255.13	6,299.51	15.17
Total:	11,940.90	10,999.21	8.56

Summary of Operating Data

Item	For the year ended 31 December 2016	2015	Increase/ (decrease) %
Load factor			
Passenger load factor (RPK/ASK) (%)			
Domestic	80.7	80.6	0.12
Hong Kong, Macau and Taiwan	73.5	74.1	(0.81)
International	80.5	80.5	/
Overall:	80.5	80.5	/
Total load factor (RTK/ATK) (%)			
Domestic	70.2	69.4	1.15
Hong Kong, Macau and Taiwan	59.5	58.9	1.02
International	69.4	70.3	(1.28)
Overall:	69.7	69.5	0.29
Yield			
Yield per RPK (RMB)			
Domestic	0.53	0.55	(3.64)
Hong Kong, Macau and Taiwan	0.72	0.71	1.41
International	0.40	0.45	(11.11)
Overall:	0.50	0.53	(5.66)
Yield per RFTK (RMB)			
Domestic	1.15	1.23	(6.50)
Hong Kong, Macau and Taiwan	3.91	4.49	(12.92)
International	1.14	1.19	(4.20)
Overall:	1.16	1.21	(4.13)
Yield per RTK (RMB)			
Domestic	5.45	5.65	(3.54)
Hong Kong, Macau and Taiwan	7.92	7.89	0.38
International	2.94	3.18	(7.55)
Overall:	4.50	4.78	(5.86)

Summary of Operating Data

Item	For the year ended 31 December 2016	2015	Increase/ (decrease) %
Cost			
Operating cost per ATK (RMB)	3.04	3.15	(3.49)
Flight Volume			
Kilometers flown (million)	1,504.31	1,408.50	6.80
Hours flown (thousand)			
Domestic	1,833.17	1,770.25	3.55
Hong Kong, Macau and Taiwan	39.26	44.79	(12.35)
International	502.91	422.69	18.98
Total:	2,375.34	2,237.73	6.15
Number of flights (thousand)			
Domestic	835.10	824.53	1.28
Hong Kong, Macau and Taiwan	18.95	20.66	(8.28)
International	105.06	91.56	14.74
Total:	959.11	936.75	2.39

Summary of Fleet Information

As at 31 December 2016, the size and structure of fleets and the delivery and disposal of aircraft of the Group were as follows:

(unit: number of aircraft)

Models	Number of aircraft under operating lease	Number of aircraft under finance lease	Number of aircraft purchased	Delivery during the reporting period	Disposal during the reporting period	Total Number of aircraft at the end of the Reporting Period
Passenger aircraft						
Airbus						
A380	0	2	3	0	0	5
A330-300	8	13	1	3	0	22
A330-200	2	11	3	0	0	16
A321	22	35	32	10	0	89
A320	40	39	54	5	0	133
A319	23	1	13	0	6	37
A320-200NEO	2	0	0	2	0	2
Boeing						
B787-8	2	14	0	0	0	16
B787-9	0	1	0	1	0	1
B777-300ER	0	9	1	3	0	10
B777-200	0	0	4	0	0	4
B757-200	0	0	10	0	7	10
B737-800	121	63	85	29	0	269
B737-700	4	7	34	0	5	45
B737-300	0	0	3	0	0	3
Other						
EMB190	20	4	2	0	0	26
Passenger Aircraft Sub-total	244	199	245	53	18	688
Freighter						
B747-400F	0	0	2	0	0	2
B777-200F	0	5	7	0	0	12
Freighter Sub-total	0	5	9	0	0	14
Total	**244**	**204**	**254**	**53**	**18**	702

Summary of Fleet Information

Composition of Fleet in the Form of Possession in 2016

(Number of aircraft)


244
(34.8%)
254
(36.1%)
2016
204
(29.1%)
Purchased
Under finance lease
Under operating lease

Composition of Passenger Aircraft in 2016

(Number of aircraft)


74
(10.8%)
614
(89.2%)
2016
Wide-body aircraft
Narrow-body aircraft

Fleets of Airlines of the Group in 2016

(Number of aircraft)


14
(2.0%)
167
(23.8%)
10
(1.4%)
18
(2.6%)
14
(2.0%)
28
(4.0%)
2016
451
(64.2%)
The Company
Shantou Airlines
Guizhou Airlines
Henan Airlines
Xiamen Airlines
Zhuhai Airlines
Chongqing Airlines

Summary of Fleet Information


Structure of Introduced Fleets from 2015 to 2016
(Number of aircraft)
250
200
150
100
50
226
244
198
204
243
254
Under operating lease
Under finance lease
Purchased
2016
2015


Structure of Fleets from 2015 to 2016
(Number of aircraft)
700
560
420
280
140
14
14
653
688
Freighter
Passenger aircraft
2016
2015


Structure of Passenger Aircraft from 2015 to 2016
(Number of aircraft)
600
480
360
240
120
586
614
67
74
Narrow-body passenger aircraft
Wide-body passenger aircraft
2016
2015

Summary of Fleet Information

As at 31 December 2016, the fleets of the airlines of our Group were as follows:

	Company	Xiamen Airlines	Shantou Airlines	Zhuhai Airlines	Guizhou Airlines	Chongqing Airlines	Henan Airlines
Number of aircraft	451	167	14	10	18	14	28

Note: As at the end of the reporting period, the total number of aircraft of Xiamen Airlines included the number of aircraft of it's controlling subsidiaries, namely Hebei Airlines and Jiangxi Airlines.

As at 31 December 2016, indicative data of the Group were as follows, including average age, layout of each model of aircraft, volume of passenger transported and passenger load factor:

Models	Average age (Year)	Layout (Seat)	Volume of Passenger transported	Passenger load factor (%)	Total load factor (%)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Passenger aircraft							
Airbus							
A380	4.6	506	1,101,064	87.5	69.2	9.8	18,023
A330-300	4.4	275/284	4,442,021	82.6	62.2	12.3	92,067
A330-200	7.5	218/258	2,650,569	82.6	56	11.7	68,338
A321	6.5	179/195	16,371,965	82.8	72.4	9.4	280,893
A320	7.4	152/166	21,774,692	81.1	76.3	9.6	459,156
A319	10.2	122/138	5,512,997	79	65.7	9.3	137,294
Boeing							
B787	2.4	228/237/287	2,101,368	79.1	58.9	11.5	67,859
B777-300ER	1.6	309	1,614,657	86.3	57.8	13.1	42,204
B777-200	20.5	360	1,126,384	84.5	69.7	8.7	12,716
B757-200	15.5	174/180/192/196/197	1,570,676	75.9	66.1	7.9	34,830
B737-800	5.0	159/161/164/170	46,701,924	78.6	71	9.3	867,712
B737-700	10.3	120/128	6,022,451	76.5	65.7	9	156,415
B737-300	18.7	126	426,336	78.7	76.6	8	8,744
Other							
EMB190	4.5	98	3,201,521	77	70.8	8.6	81,656
Freighter							
B747-400F	14.4	/	/	/	65.8	0.9	651
B777-200F	4.3	/	/	/	83.8	10.7	46,780
Average	**6.6**	**/**	**/**	**80.51**	**69.72**	**9.53**	/

Summary of Fleet Information

As at 31 December 2016, the Group had following registered fleets by the form of possession:

Model Form of Possession	Airbus 380 Series Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	3	4.8	10.13	11,122
Finance lease	2	4.3	9.43	6,901
Operating lease	/	/	/	/
Total/Average	**5**	**4.6**	**9.85**	**18,023**

Model Form of Possession	Airbus 330 Series Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	4	5.3	12.46	18,246
Finance lease	24	4.6	12.95	106,806
Operating lease	10	8.7	10.32	35,368
Total/Average	**38**	**5.8**	**12.41**	**160,420**

Model Form of Possession	Airbus 320 Series Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	99	10.1	9.31	337,222
Finance lease	75	3.7	9.65	233,495
Operating lease	87	7.7	9.48	295,397
Total/Average	**261**	**7.5**	**9.46**	**866,114**

Model Form of Possession	Boeing 787 Series Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	/	/	/	/
Finance lease	15	2.6	11.58	59,595
Operating lease	2	1.4	11.27	8,252
Total/Average	**17**	**2.4**	**11.54**	**67,847**

Model Form of Possession	Boeing 777 Series Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	12	10.4	9.99	43,863
Finance lease	14	1.7	12.31	57,830
Operating lease	/	/	/	/
Total/Average	**26**	**5.7**	**11.19**	**101,693**

Summary of Fleet Information

Model	Boeing 757 Series			
Form of Possession	Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	10	15.5	7.90	28,927
Finance lease	/	/	/	/
Operating lease	/	/	/	/
Total/Average	**10**	**15.5**	**7.90**	**28,927**

Model	Boeing 737 Series			
Form of Possession	Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	122	7.9	9.04	394,981
Finance lease	70	4.8	9.47	242,659
Operating lease	125	4.6	9.34	387,301
Total/Average	**317**	**6.1**	**9.25**	**1,024,942**

Model	Boeing 747 Series			
Form of Possession	Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	2	14.4	0.89	652
Finance lease	/	/	/	/
Operating lease	/	/	/	/
Total/Average	**2**	**14.4**	**0.89**	**652**

Model	EMB190 Series			
Form of Possession	Number of aircraft	Average age (Year)	Daily utilization rate (Hour)	Revenue flight hour (Hour)
Owned	2	2.3	9.62	7,043
Finance lease	4	4.7	9.20	13,463
Operating lease	20	4.7	8.35	61,139
Total/Average	**26**	**4.5**	**8.58**	**81,645**

Summary of Fleet Information

During the period from 2017-2019, the plans for delivery and disposal of aircraft of the Group are as follows:

(unit: number of aircraft)

	2016	2017			2018			2019		
Models	As at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period	Delivery	Disposal	Estimated data at the end of the period
Passenger aircraft										
Airbus										
A380	5			5			5			5
A330-300	22	7		29	5		34			34
A330-200	16			16			16			16
A321	89	10		99			99			99
A320	133	5	3	135		7	128		11	117
A319	37		6	31			31			31
A320neo	2	5		7	3		10	6		16
A321neo	0	8		8	12		20	14		34
A319neo	0			0			0	2		2
Boeing										
B787-8	16			16			16			16
B777-300ER	10			10			10			10
B777-200	4		2	2		2	0			0
B757-200	10		6	4			4			4
B737-800	269	41	3	307	30	10	327		1	326
B737-700	45		7	38			38			38
B737-300	3		3	0			0			0
B787-9	1	3		4	10		14	7		21
B737-8max	0	7		7	18		25	28		53
Other										
EMB190	26			26			26			26
Passenger Aircraft Sub-total	688	86	30	744	78	19	803	57	12	848
Freighter										
B747-400F	2			2			2			2
B777-200F	12			12			12			12
Freighter Sub-total	14	0	0	14	0	0	14	0	0	14
Total	702	86	30	758	78	19	817	57	12	862


Estimated Number of Aircraft at the end of the Five-Year Period
1,000
800
600
400
200
667
702
758
817
862
2015
2016
2017
2018
2019


Estimated Growth Rate of Number of Aircraft at the end of the Five-Year Period
(%)
12
10
8
6
4
2
8.99
5.23
8.00
7.78
5.51
2015
2016
2017
2018
2019

Highlights of the Year

2016

JAN

On **27 January 2016**, An Airbus A330 numbered CZ3071 took off from Shenzhen Bao'an International Airport fully loaded with over 250 passengers, marking the official launching of Shenzhen-Sydney route.



APR

On **4 April to 7 April 2016**, the 9th Aerospace Maintenance Competition was held in Dallas US. As the only PRC team participating in the competition, China Southern Airlines delegation ranked first in the "International Group", third in the "Commercial Airlines Group", and fourth in the "Overall Ranking".



MAY

On **1 May 2016**, the Company announced to provide in-flight Internet service in the flight CZ301/302 between Guangzhou and Sydney. It is the first time that China Southern Airlines provides in-flight Internet service in inter continental flight after several flights in Beijing-Guangzhou route.

On **10 May 2016**, the Company held the largest scale of public open day up to now. On the same day, a total of nearly 1,000 persons from about 300 families and 200 media went to Guangzhou HQ and 15 branches nationwide of the Company to visit the aircraft maintenance, operation control departments.




中国民航首家
开通人体捐献器官转运绿色通道
新闻发布会

On **24 May 2016**, the Company held a press conference in Guangzhou to open a green passage for transshipment of human donated organs. The Company is the first PRC airlines to publicly respond to the requirement under Notice Regarding the Establishment of Green Passage for Transshipment of Human Donated Organs jointed issued by six ministries and commissions including National Health and Family Planning Commission, and to open a green passage for transshipment of human donated organs.

JUN

In the **summer vacation of 2016**, the Company enriched the meals in economy class by designing 45 dishes with local flavors nationwide, enabling passengers in different regions to taste featured meals in combination of Cantonese dishes with local cuisine.



AUG

On **25 August 2016**, the Company and DangDang jointed started "Enjoy Reading (閱享南航)" project, and led to provide the reading service of "goods books in lounges and cabins (好書進休息室、進客艙)" among Chinese airlines.



SEP



On **2 September 2016**, A new Airbus A321 numbered B-8640 smoothly landed the Guangzhou Baiyun International Airport, becoming the 700th member of China Southern Airlines fleet. The fleet scale rose to rank fourth worldwide in IATA ranking, breaking the operation record among PRC airlines.

OCT

In **October 2016**, the Company and Tencent jointly introduced the function of "Scanning" bar code on boarding card through Wechat. By scanning the bar code on boarding card, passengers will be informed of the planned departure time, boarding time, arrival time, boarding gate, weather conditions in place of departure and destination, and other information related to the flight.



NOV


中国南方航空
CHINA SOUTHERN
Bai百度
战略合作签约仪式

On **17 November 2016**, the Company announced that it would take the lead in joining the big data open cloud platform project of the Ministry of Transport at the "Internet + Travel" branch forum of the Third World Internet Conference. In addition, the Company would carry out the national "Internet +" strategy and create "China Southern e-travel" to provide one-stop comprehensive travel information and transportation services. China Southern Airlines was the first aviation enterprise joining the big data open cloud platform project of the Ministry of Transport.

DEC


热烈祝贺中国南方航空

On **8 December 2016**, the Company formally launched the direct flight between Guangzhou and Toronto. It is the second direct flight from Guangzhou to Canada after the flight from Guanzghou to Vancouver.

On **12 December 2016**, the Company launched the direct flight from Guangzhou to Adelaide. It is the sixth direct flight to Australia, and the first air bridge connecting Mainland China with South Australia. The successful operation of this flight marks that the Company's network has covered major cities in five Australian states, further expanding the Company's pioneering advantages as the largest carrier in Sino-Australian market.



Management Discussion and Analysis

During the reporting period, the Group proactively established a "Sunshine China Southern", made more clear the strategy and direction of the development of the Company, actively propelled the integration of resources and coordination of strategies and spared no efforts on enhancing its brand influence and, as a result of which, its comprehensive competitive strength increased significantly.






Wang Chang Shun
Chairman

I. BUSINESS REVIEW

In 2016, as the global economy struggled to recover, the economic growth of China slowed down, but had showed a trend of "moderate but stable and sound momentum of development". The global civil aviation industry was in strong demand, and continued to benefit from the positive effects brought about by the global low oil prices, but was also faced with various challenges, including the slow recovery in oil prices and the escalation of geopolitical risks. The civil aviation industry in China maintained a double-digit fast growth but was also faced with the challenges, such as increased market competition, impact brought by the operations of high-speed railways on the civil aviation industry in China, exchange losses and etc. Adhering to the strategy of steady development, the Group proactively establishes a "Sunshine China Southern" and conducts every work with a criteria featured with "strict, practice, prudent, accurate, incorrupt", such that the "cohesiveness, combat power, executive power, creativity and immunity" of staff of the Group strengthened to a further extend. We reinforced deeply the construction of safety management system, made more clear the strategy and direction of the development of the Company, actively propelled the integration of resources and coordination of strategies and spared no efforts on enhancing its brand influence and, as a result of which, its comprehensive competitive strength increased significantly.

THE GROUP REALIZED

↑2,375,000

safe flight hours

The Group continued to keep the best safety records among Chinese airlines

THE OPERATING DATA OF THE COMPANY HAS BEEN AT THE BEST LEVEL IN THE RECENT

5 years

Safety Operation

We have firmly established the concept of sustainable safety and constantly strengthened the development of safety responsibility system to further refine the preventive and controlling measures for safety incidents so that the risk management has become more effective. During the reporting period, the Group realized 2,375,000 safe flight hours, accumulated 18,095,000 safe flight hours and 12,312 hours of general aviation service, and maintained over 17 years of aviation safety and 22 years of aviation security. The Group continued to keep the best safety records among Chinese airlines.

We seized the incremental resources of time slots in the key domestic market and fully mobilized the transport capacity, to effectively improve the utilization rate of flight crew; strengthened the internal and external cooperation for more efficient allocation of resources and enhanced operational efficiency. The operating data of the Company has been at the best level in the recent five years. In addition, we had launched a total of 156 flight delay warnings during the year, and successfully managed the extensive delays resulting from severe weather, including thunderstorms and typhoons, achieving an industry-leading flight on-time rate.

Fleet Development

We conducted an in-depth research on market demands and integrated with the Company's strategies to optimize the fleet structure. During the reporting period, the Group introduced 53 aircraft and retired 18 aircraft. The Company entered into an agreement with Boeing Company to purchase 12 787-9 aircraft from Boeing Company. Moreover, Xiamen Airlines





THE GROUP BECAME THE FIRST DOMESTIC AIRLINES WHICH OWNED OVER

↑700 aircraft

and continued to rank first in Asia.

THE GROUP RECRUITED

↑2,333

flight personnel

661 pilots (including 88 foreign pilots), 1,672 cabin attendants

entered into an agreement with Boeing Company to purchase 6 787-9 aircraft and 10 737-800 aircraft from Boeing Company. As at the end of the reporting period, the Group became the first domestic airlines which owned over 700 aircraft, and continued to rank first in Asia.

Fully integrating the fleet development plan, the Group actively expanded its flight team. During the year, the Group recruited 661 pilots (including 88 foreign pilots), 1,672 cabin attendants.

Network Hub

We continued to optimize the route network and reinforce the construction of the hub, so as to propel the strategic transformation. In the domestic market, we focused on increasing the number of main flight routes, and both the number of core flight routes and capacity concentration kept a steady upward trend in the international market, we fully grasped the growth opportunities and further improved the international route network. During the reporting period, the Company launched new flight routes of Guangzhou – Toronto, Guangzhou – Adelaide, Shenzhen – Sydney, Shenzhen – Wuhan – Dubai and etc., consolidating its position as the largest air carrier of Chinese Mainland to Australia and New Zealand, Southeast Asia and Central Asia regions. As Xiamen Airlines launched new flight routes of Xiamen – Melbourne, Xiamen – Vancouver, Xiamen – Shenzhen – Seattle and etc., the internationalization process accelerated at the same time.





THE NUMBER OF TRANSIT PASSENGERS IN HUBS REACHED

↑4,650,000

representing an increase of 11% as compared with the same period of the previous year

THE INTERNATIONAL (INCLUDING HONG KONG, MACAU AND TAIWAN) REVENUE PASSENGER KILOMETERS PERCENTAGE REACHED

+32.4%

representing an increase of 2.8 percentage points as compared with the same period of the previous year

We grasped the opportunities arising from the release of time slots in Guangzhou hub to improve the layout of key routes network and focused on increasing the number of main lines in Beijing hub and the investment into highly profitable routes; and launched Urumchi hub by leveraging the "One Belt One Road" strategy to increase investments into domestic base market, with a view to consolidating our position in the domestic main lines. During the reporting period, the Company's construction of hubs had achieved remarkable results. During the year, the number of transit passengers in hubs reached 4,650,000, representing an increase of 11% as compared with the same period of the previous year; of which, the number of international transit passengers was 3,450,000, representing an increase of 19% as compared with the same period of the previous year, and the number of transit passengers through the traffic under the Sixth Freedom Traffic Right reached 782,000, representing an increase of 50% as compared with the same period of the previous year. During the reporting period, the international (including Hong Kong, Macau and Taiwan) revenue passenger kilometers percentage of the Company reached 32.4%, representing an increase of 2.8 percentage points as compared with the same period of the previous year.

Marketing

We continued to optimize and adjust the flight schedules and gave priority to those routes with economy-effectiveness when allocating transportation capacity and hot time slots resources, in an effort to match capacity with market, continue to improve passenger load factor and record consecutive profits for the international routes. We utilized the advantage


重庆
Chongqing
北京
Beijing
乌鲁木齐
Wulumuqi



THE TOTAL NUMBER OF SKY PEARL CLUB MEMBERSHIP EXCEEDED

+30.10

million

THE AUXILIARY REVENUE OF THE COMPANY AMOUNTED TO RMB

↑550

million, representing an increase of 179.1% as compared with the same period of the previous year

of scale and grasped the peak demand, thus the revenue of the peak seasons, including the Spring Festival and summer holidays, recorded an increase of 3.45% as compared with the same period of the previous year. Furthermore, we participated in important domestic and overseas exhibitions to enhance cooperation with governments and organizations in overseas key markets and continuously expanded the high-end channels, and the international brand awareness of the Company had been further enhanced. At last, we optimized freighter operation and network layout, and the freighter operation had recorded profits for three consecutive years.

We vigorously promoted the value-added products, such as on-board upgrade in the flight and pre-payment for seat selection, as a result of which, the auxiliary revenue of the Company amounted to RMB550 million, representing an increase of 179.1% as compared with the same period of the previous year. The number of members maintained rapid growth and the total number of Sky Pearl Club membership amounted to 30.10 million, growing by 19.9% as compared with the same period of the previous year; of which, the frequent flyers contributed nearly 40% of our total revenue, and the "Member's Day" theme activities had attracted over 2.12 million new members. We expanded the key client accounts business in a steady manner and had 355 designated client accounts and 45 global client accounts. We had established the concept of "Excellent Service is the Best Marketing Strategy (優質服務是最好的營銷)" in our Customer Service Center of "95539", and the sales through it exceeded RMB3 billion and the customer satisfaction rate reached 97.47%





THE COMPANY RECORDED AN ELECTRONIC DIRECT SALES OF RMB

↑28.84

billion

representing an increase of 57.6% as compared with the same period of the previous year

THE COMPANY WAS RANKED

13th

in the "Most Loved Airlines" on SKYTRAX website, which was the highest ranking among the Chinese airlines



E-commerce

During the reporting period, the Company actively promoted the "Internet Plus" strategy and spared no effort to build the "China Southern e-Travel", so as to facilitate extensive integration between the Internet and 306 passenger service contact points and increase the passengers' loyalties through improving service convenience, and thus accelerating the intelligent strategy of the Company. At present, there are 71 functions in the China Southern Airlines App, including class upgrade at the gate, airport navigation and refund insurance and etc.; and such App has been downloaded and activated for 13.78 million times and has over 13.35 million followers in social media, ranking first in the civil aviation industry in China. Meanwhile, the Company was among the first to take part in "the Open Cloud Platform for Big Data of Integrated Transport Travel (綜合交通運輸出行大數據開放雲平台)" organized by the Ministry of Transport and also entered into a strategic cooperation agreement with Baidu Company to facilitate the construction of the "China Southern e-Travel".

We innovated our marketing activities and put much effort into social media marketing, and our e-commerce marketing capability had been enhanced significantly. During the reporting period, the Company recorded an electronic direct sales of RMB28.84 billion, representing an increase of 57.6% as compared with the same period of the previous year. In addition, the sales generated from mobile application


中国南方航空
CHINA SOUTHERN
中转住宿
Transfer Accommodation
中转旅游
Transfer Tour


R31E


中国南方航空
CHINA SOUTHERN
English
Français

and social media amounted to RMB4.86 billion and RMB0.55 billion, respectively, representing an increase of 142.3% and 262.3%, respectively, as compared with the same period of the previous year. The "Official Account" in WeChat (微信公眾號) of the Company has been awarded "the Most Influential New Media Account for Central Enterprise in 2016 (2016年中央企業最具影響力新媒體賬號)", leading the industry in terms of traffic volume, number of users and user engagement.



Product Service

During the reporting period, the Group continued to increase efforts input into the research and development of product and service control, and its overall service level was elevated in a steady way. The Company was ranked 13th in the Most Loved Airlines on SKYTRAX website, which was the highest ranking among the Chinese airlines. Moreover, Xiamen Airlines won the "China Quality Award (中國質量獎)", the highest recognition of quality conferred by the government, becoming the first service enterprise to win such award, as well as the only Chinese airlines to do so. Adhering to the concept of "people-oriented, life above all (以人為本、生命高於一切)", the Company took the lead in opening a green passage for transportation of human donated organs in the civil aviation industry. During the year, it successfully transported living donor organs for 248 times with a success rate of 100%, and launched a flight medical volunteer project with the number of medical volunteers reaching 2,419, providing medical assistance to 3,027 flights.

THE RMB FINANCING RATIO HAD INCREASED FROM 30.69% TO

+51.16%

PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

↑5,044

(RMB million)

representing an increase of 35.01% as compared with the same period of the previous year

With the goal of providing intelligent and convenient services, the Company introduced in-flight WIFI service in some flights and some value-added products, such as self-service return and re-scheduling, pre-order excess baggage fees and payment for seat selection and etc., and continued to promote online ordering products for the first- and business-class. The Company has been able to deliver online booking of transit hotels, and has completed nearly 15,000 bookings during the year. In addition, it designed and developed 45 new meals with local flavors and increased significantly the number of Hollywood movies to more than 130 movies in total per month. Xiamen Airlines completed a full-scale upgrade of its intercontinental routes service and carefully tailored its special service products, such as providing special Chinese white tableware for the first- and business-class under the theme activity of "Up in the Air with Egret, Chinese White (鷺翔雲端 • 中國白)", creating "six exquisite meals (六精六美餐食)" together with international brands and creating themed flights, including the "Girl's Heart, Princess's Dream (少女心 • 公主夢)"-themed flights for the International Women's Day and "Magical Kingdom (魔幻王國)"-themed flights for the International Children's Day.

Cost Control

During the reporting period, the Group took the initiative to manage the risk of fluctuations in oil price and exchange rate. As such, its overall budget management system is becoming more mature and its risk control ability has been improved constantly.

The Company strictly implemented the "Income Less, Cost Less (收入減 · 成本減)" linkage adjustment mechanism to effectively mitigate the impact of the rising trend of the oil prices, hence its costs and expenses had been limited within the annual targets. It actively adjusted the debt structure to mitigate the challenge of RMB depreciation, repaid a debt of 1.837 billion US dollars ahead of schedule and its RMB financing ratio had increased from 30.69% to 51.16%. Additionally, the Company continued to increase direct sales while cutting agency activities, and its direct sales percentage increased to over 40% with a decrease of RMB1.224 billion in agency fees as compared with the same period of the previous year. The Company carried out various forms of low interest rates financing, such as issuing corporate bonds and ultra-short-term financing bills and etc., and the direct financing (excluding obligations under finance leases) ratio increased from 29.5% to 88.9%.

Xiamen Airlines adopted cost control in all aspects during the whole process and among all crews, lowering strategic cost of aircraft fleet, management cost, finance cost and flight operating cost through the streamlining of fleet, comprehensive management of budget, refined financial management and precise operation, respectively. Such long-term fine cost mechanism has further reinforced its low cost advantage.



Tan Wan Geng
Vice Chairman and President

Operating Results

During the reporting period, the Group recorded total operating revenue of RMB114,981 million, representing an increase of 2.98% as compared with the same period of the previous year. Its operating expenses were RMB106,204 million, representing an increase of 4.64% as compared with the same period of the previous year. Although there was an exchange loss of RMB3,276 million resulting from RMB exchange rate fluctuations, benefited from the operating profit of its principal businesses, the Group recorded a net profit attributable to equity shareholders of the Company of RMB5,044 million, representing an increase of 35.01% as compared with the same period of the previous year.

The Board would like to extend its sincere gratitude to the shareholders, management and all the employees of the Company, and is pleased to recommend the payment of a final dividend of RMB1 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2016, totaling approximately RMB982 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2016 Annual General Meeting of the Company.

II. FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB5,044 million was recorded in 2016 as compared to the profit attributable to equity shareholders of the Company of RMB3,736 million in 2015. The Group's operating revenue increased by RMB3,329 million or 2.98% from RMB111,652 million in 2015 to RMB114,981 million in 2016. Passenger load factor was 80.5% in 2016 and 2015. Passenger yield (in passenger revenue per RPK) decreased by 5.66% from RMB0.53 in 2015 to RMB0.50 in 2016. Average yield (in traffic revenue per RTK) decreased by 5.86% from RMB4.78 in 2015 to RMB4.50 in 2016. Operating expenses increased by RMB4,712 million or 4.64% from RMB101,492 million in 2015 to RMB106,204 million in 2016. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB12,612 million was recorded in 2016 as compared to operating profit of RMB13,438 million in 2015, representing a decrease by RMB826 million.

III. OPERATING REVENUE

	2016 Operating revenue RMB Million	2016 Percentage %	2015 Operating revenue RMB Million	2015 Percentage %	Changes in revenue %
Traffic revenue	109,693	95.40	107,099	95.92	2.42
Including: Passenger revenue	102,502		100,238		2.26
– Domestic	77,257		76,570		0.90
– Hong Kong, Macau and Taiwan	2,230		2,517		(11.40)
– International	23,015		21,151		8.81
Cargo and mail revenue	7,191		6,861		4.81
Other operating revenue	5,288	4.60	4,553	4.08	16.14
Mainly including:					
Commission income	2,518		1,545		62.98
Hotel and tour operation income	625		621		0.64
General aviation income	461		490		(5.92)
Ground services income	384		345		11.30
Expired sales in advance of carriage	376		459		(18.08)
Total operating revenue	114,981	100.00	111,652	100.00	2.98
Less: fuel surcharges income	(5,798)		(6,300)		(7.97)
Total operating revenue excluding fuel surcharges	109,183		105,352		3.64


Traffic Revenue Composition
(RMB million)
102,502
(93.44%)
7,191
(6.56%)
2016
100,238
(93.59%)
6,861
(6.41%)
2015
Cargo and mail revenue
Passenger revenue


Passenger revenue Composition
(RMB million)
2,230
(2.18%)
23,015
(22.45%)
77,257
(75.37%)
2016
2,517
(2.51%)
21,151
(21.10%)
76,570
(76.39%)
2015
Hong Kong, Macau and Taiwan
International
Domestic

Substantially all of the Group's operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 95.92% and 95.40% of the total operating revenue in 2015 and 2016, respectively. Passenger revenue and cargo and mail revenue accounted for 93.44% and 6.56%, respectively of the total traffic revenue in 2016. During the reporting period, the Group's total traffic revenue was RMB109,693 million, representing an increase of RMB2,594 million or 2.42% from prior year, mainly due to the increase in traffic capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income, ground services income and expired sales in advance of carriage.

The increase in operating revenue was primarily due to a 2.26% increase in passenger revenue from RMB100,238 million in 2015 to RMB102,502 million in 2016. The total number of carried increased by 4.75% to 114.62 million passengers in 2016. RPKs increased by 8.71% from 189,588 million in 2015 to 206,106 million in 2016, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.53 in 2015 to RMB0.50 in 2016, which is mainly due to the drop of average ticket price.

Domestic passenger revenue, which accounted for 75.37% of the total passenger revenue in 2016, increased by 0.90% from RMB76,570 million in 2015 to RMB77,257 million in 2016. Domestic capacity in ASKs increased by 4.39%, while passenger traffic in RPKs increased by 4.48%, resulting in an increase in passenger load factor by 0.1 percentage point from 80.6% in 2015 to 80.7% in 2016. Domestic passenger yield per RPK decreased from RMB0.55 in 2015 to RMB0.53 in 2016.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.18% of total passenger revenue, decreased by 11.40% from RMB2,517 million in 2015 to RMB2,230 million in 2016. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 12.57%, while passenger capacity in ASKs decreased by 11.95%, resulting in a decrease in passenger load factor by 0.6 percentage point from 74.1% in 2015 to 73.5% in 2016. Passenger yield per RPK increased from RMB0.71 in 2015 to RMB0.72 in 2016.

International passenger revenue, which accounted for 22.45% of total passenger revenue, increased by 8.81% from RMB21,151 million in 2015 to RMB23,015 million in 2016. For international flights, passenger traffic in RPKs increased by 22.73%, while passenger capacity in ASKs increased by 22.80%. Passenger load factor was 80.5% in 2015 and 2016. Passenger yield per RPK decreased from RMB0.45 in 2015 to RMB0.40 in 2016.

Cargo and mail revenue, which accounted for 6.56% of the Group's total traffic revenue and 6.25% of total operating revenue, increased by 4.81% from RMB6,861 million in 2015 to RMB7,191 million in 2016. The increase was mainly attributable to the increase in cargo and mail carried.

Other operating revenue increased by 16.14% from RMB4,553 million in 2015 to RMB5,288 million in 2016. The increase was primarily due to the increase of commission income.

IV. OPERATING EXPENSES

Total operating expenses in 2016 amounted to RMB106,204 million, representing an increase of 4.64% or RMB4,712 million over 2015, primarily due to the increase in payroll, landing and navigation fees, depreciation and amortisation and aircraft operating lease charges partially offset by the decrease in jet fuel costs. Total operating expenses as a percentage of total operating revenue increased from 90.90% in 2015 to 92.37% in 2016.

Operating expenses	2016		2015	
	RMB Million	Percentage %	RMB Million	Percentage %
Flight operation expenses	51,461	48.45	50,412	49.67
Mainly including:				
Jet fuel costs	23,799		26,274	
Aircraft operating lease charges	7,330		6,153	
Flight personnel payroll and welfare	9,215		8,070	
Maintenance expenses	11,318	10.66	10,407	10.25
Aircraft and transportation service expenses	20,215	19.03	17,908	17.64
Promotion and selling expenses	6,304	5.94	6,976	6.87
General and administrative expenses	2,815	2.65	2,464	2.43
Depreciation and amortisation	12,619	11.88	11,845	11.67
Impairment on property, plant and equipment	71	0.07	90	0.09
Others	1,401	1.32	1,390	1.38
Total operating expenses	106,204	100.00	101,492	100.00

Flight operation expenses, which accounted for 48.45% of total operating expenses, increased by 2.08% from RMB50,412 million in 2015 to RMB51,461 million in 2016, primarily as a result of increase in RTK due to the increase of capacity netted off by the decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 46.25% of flight operation expenses, decreased by 9.42% from RMB26,274 million in 2015 to RMB23,799 million in 2016.

Maintenance expenses, which accounted for 10.66% of total operating expenses, increased by 8.75% from RMB10,407 million in 2015 to RMB11,318 million in 2016. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 19.03% of total operating expenses, increased by 12.88% from RMB17,908 million in 2015 to RMB20,215 million in 2016. The increase was primarily due to a 13.89% increase in landing and navigation fees from RMB11,510 million in 2015 to RMB13,109 million in 2016, resulted from the increase in the number of take-off and landings for international flights.

Promotion and selling expenses, which accounted for 5.94% of total operating expenses, decreased by 9.63% from RMB6,976 million in 2015 to RMB6,304 million in 2016, mainly due to the decrease in sales commissions expenses.

General and administrative expenses, which accounted for 2.65% of the total operating expenses, increased by 14.25% from RMB2,464 million in 2015 to RMB2,815 million in 2016, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 11.88% of the total operating expenses, increased by 6.53% from RMB11,845 million in 2015 to RMB12,619 million in 2016 mainly due to fleet expansion.


Composition of Operating Expenses in 2016
1.32%
0.07%
2.65%
5.94%
48.45%
10.66%
2016
11.88%
19.03%
Flight operation expenses
Aircraft and transportation service expenses
Depreciation and amortisation
Maintenance expenses
Promotion and selling expenses
General and administrative expenses
Others
Impairment on property, plant and equipment


Comparison of operating expenses in 2015 and 2016
Flight operation expenses
Aircraft and transportation service expenses
Depreciation and amortisation
Maintenance expenses
Promotion and selling expenses
General and administrative expenses
Impairment on property, plant and equipment
Others
2016
2015
0
10000
20000
30000
40000
50000
60000
(RMB million)

V. OPERATING PROFIT

Operating profit of RMB12,612 million was recorded in 2016 (2015: RMB13,438 million). The decrease in operating profit was mainly due to the net effect of increase in operating revenue by RMB3,329 million or 2.98% and increase in operating expenses by RMB4,712 million or 4.64% compared with 2015.

VI. OTHER NET INCOME

Other net income increased by RMB557 million from RMB3,278 million in 2015 to RMB3,835 million in 2016, mainly due to the increase of government grants.

Interest expense increased by RMB277 million from RMB2,188 million in 2015 to RMB2,465 million in 2016 was mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year.

Net exchange loss of RMB3,276 million was recorded in 2016, a decrease of RMB2,677 million from RMB5,953 million in 2015, mainly due to the decrease in USD dominated borrowings during the reporting period.

VII. INCOME TAX

Income tax expense of RMB1,763 million was recorded in 2016, increased by RMB463 million from RMB1,300 million in 2015, mainly due to the increase of profit before income tax in the reporting period.

VIII. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2016, the Group's current liabilities exceeded its current assets by RMB54,168 million. For the year ended 31 December 2016, the Group recorded a net cash inflow from operating activities of RMB23,764 million, a net cash outflow from investing activities of RMB15,750 million and a net cash outflow from financing activities of RMB8,459 million and a resulting decrease in cash and cash equivalents of RMB445 million.

	2016 RMB million	2015 RMB million
Net cash generated from operating activities	**23,764**	23,734
Net cash used in investing activities	**(15,750)**	(6,931)
Net cash used in financing activities	**(8,459)**	(27,695)
Net decrease in cash and cash equivalents	**(445)**	(10,892)
Cash and cash equivalents as at 1 January	**4,560**	15,414
Exchange gain on cash and cash equivalents	**37**	38
Cash and cash equivalents as at 31 December	**4,152**	4,560

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2016, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB139,274 million (2015: RMB173,739 million), of which RMB110,199 million (2015: RMB131,021 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a review of the cash flow forecast of the Group for the twelve months ending 31 December 2017. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group's borrowings and obligations under finance leases are as follows:

Composition of borrowings and obligations under finance leases

	2016 RMB million	2015 RMB million	Change %
Total borrowings and obligations under finance leases	107,726	101,710	5.91
Fixed rate borrowings and obligations under finance leases	49,456	21,810	126.76
Floating rate borrowings and obligations under finance leases	58,270	79,900	(27.07)


58,270
(54.09%)
49,456
(45.91%)
2016
79,900
(78.56%)
21,810
(21.44%)
2015
Fixed rate borrowings and obligations under finance leases (RMB million)
Floating rate borrowings and obligations under finance leases (RMB million)

Analysis of borrowings and obligations under finance leases by currency

	2016 RMB million	2015 RMB million
USD	41,567	62,592
RMB	59,651	31,742
Others	6,508	7,376
Total	107,726	101,710

Maturity analysis of borrowings and obligations under finance leases

	2016 RMB million	2015 RMB million
Within 1 year	35,441	36,418
After 1 year but within 2 years	7,413	14,143
After 2 years but within 5 years	39,843	25,199
After 5 years	25,029	25,950
Total	107,726	101,710

The Group's capital structure at the end of the year is as follows:

	2016	2015	Change
Total liabilities (RMB million)	145,466	136,365	6.67%
Total assets (RMB million)	200,442	185,989	7.77%
Debt ratio	73%	73%	/


200,442
145,466
2016
185,989
136,365
2015
Total liabilities
(RMB million)
Total assets
(RMB million)

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2016 was 73%, as compared to 73% at 31 December 2015.

IX. MAJOR CHARGE ON ASSETS

As at 31 December 2016, certain aircraft of the Group with an aggregate carrying value of approximately RMB78,318 million (2015: RMB88,060 million) were mortgaged under certain loans or certain lease agreements.

X. COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2016, the Group had capital commitments (excluding investment commitment) of approximately RMB105,141 million (2015: RMB90,160 million). Of such amounts, RMB83,532 million related to the acquisition of aircraft and related flight equipment and RMB21,609 million for other projects.

As at 31 December 2016, the Group had investment commitments as follows:

	2016 RMB million	2015 RMB million
Authorised and contracted for		
Capital contributions for acquisition of interests in associates	170	34
Share of capital commitments of a joint venture	25	56
	195	90
Authorised but not contracted for		
Share of capital commitments of a joint venture	19	41
	214	131

Contingent Liabilities

(1) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group's properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(2) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2016, total personal bank loans of RMB409 million (31 December 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2015: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

(3) The Company is engaged in International Court of Arbitration proceedings a proceeding carried out in The International Court of Arbitration of International Chamber of Commerce ("ICC") brought by SASOF TR-81 AVIATION IRELAND LIMITED (the "lessor"), arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. As of the date of this report, the hearing in the ICC has been completed, but the final award of the Arbitral Tribunal is still pending. The Company is of the opinion that it cannot reasonably predict the result and potential financial impact of this pending arbitration. Therefore, no provision has been made against this pending arbitration.

(4) A claim was raised by a construction company in the Hainan Province of the PRC (the "claimant") in 2016 against a wholly-owned subsidiary of CSAHC, the Company and its Sanya Branch for the alleged non-payment of construction fees of RMB45 million and the relating interests. The Company are of the opinion that the claims and the civil judgment of the first trial are without merit and have instructed its legal advisor to defend the claims vigorously. As of the date of this report, the Company consider that given the preliminary status of the second trial, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

(5) The Company received a claim dated 18 October 2016 from two PRC sales agents located in Guangzhou and Guangxi respectively (the "claimants") against the Company for the alleged breach of certain terms and conditions of a flight routes cooperative agreement (the "cooperative agreement"). The claimants have made a claim against the Company for a total sum of approximately RMB141 million in respect of the alleged non-payment relating to cooperative sales, the refund of the down payments of RMB5.8 million and the relating interests on the above late payment. The directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. As of the date of this report, the Directors consider that given the nature of the claims and the preliminary status of the proceedings, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

XI. RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and net assets attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

Unit: RMB million

	Net profit attributable to equity shareholders of the Company		Net assets attributable to equity shareholders of the Company	
	January – December 2016	January – December 2015 (Restated)	31 December 2016	31 December 2015 (Restated)
Amounts under PRC GAAP	5,055	3,892	43,181	39,191
Adjustments:				
Government grants	1	1	(29)	(30)
Capitalisation of exchange difference of specific loans	48	(222)	149	101
Adjustments arising from an associate's business combination under common control	(2)	(2)	2	4
Adjustments arising from the Company's business combination under common control	(33)	(55)	182	(225)
Tax impact of the above adjustments	(4)	69	(36)	(24)
Effect of the above adjustments on non-controlling interests	(21)	53	7	28
Amounts under IFRSs	5,044	3,736	43,456	39,045

1. In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

2. In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

3. In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

XII. CAPITAL NEEDS FOR MAINTAINING THE EXISTING BUSINESS OPERATION AND COMPLETING THE INVESTMENT PROJECTS UNDER CONSTRUCTION

Currency: RMB

Commitments	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB83,532 million	Authorized and contracted	RMB25,971 million within 1 year (inclusive of 1 year); RMB24,355 million after 1 year but within 2 years (inclusive of 2 years); RMB17,878 million after 2 years but within 3 years (inclusive of 3 years); RMB15,328 million after 3 years	Debt financing
Investment commitments of RMB170 million	Authorized and contracted		Others
Other commitments of RMB2,297 million	Authorized and contracted		Others
Operating lease commitments of RMB61,215 million	Non-cancellable operating leases in respect of aircraft, flight equipment and properties	RMB7,948 million within 1 year (inclusive of 1 year); RMB7,427 million after 1 year but within 2 years (inclusive of 2 years); RMB7,390 million after 2 years but within 3 years (inclusive of 3 years); RMB38,450 million after 3 years	Others

The Group intended to satisfy the capital needs above through operating income, existing bank credit lines, leases and other financing methods to ensure normal production and operation of the Company.

XIII. Analysis of Aviation Industrial and Operational Information

(I) Capital arrangement for introducing aircraft and related equipment during the reporting period

(unit: number of aircraft)

Models introduced during the reporting period	Capital arrangement			Number of aircraft obtained during the reporting period
	Operating lease	Finance lease	Purchased	
A330-300	0	3	0	3
A321	0	10	0	10
A320	0	5	0	5
A320-200NEO	2	0	0	2
B787-9	0	1	0	1
B777-300ER	0	3	0	3
B737-800	27	0	2	29
Total	29	22	2	53

(II) Capital expenditure plan and relevant financing plan for aircraft and related equipment during 2017-2019

Currency: RMB

Capital expenditure commitments of aircraft and related equipment	Contractual arrangement	Time schedule	Financing methods
Commitments in respect of aircraft, engines and flight equipment of RMB68,204 million	Authorized and contracted	RMB25,971 million within 1 year (inclusive of 1 year); RMB24,355 million after 1 year but within 2 years (inclusive of 2 years); RMB17,878 million after 2 years but within 3 years (inclusive of 3 years)	Debt financing

(III) Expected yield from aircraft purchased during the reporting period

During the reporting period, the Company and Xiamen Airlines entered into agreements with the Boeing Company to purchase a total of 18 B787-9 aircraft and 10 B737-800 aircraft from the Boeing Company.

Assuming that there are no major changes in the market conditions and based on the comprehensive cabin layout of similar aircraft of the Company, the specific route structure in 2014-2016 and the average seat kilometer yield level in combination with the cabin layout of newly introduced aircraft B787-9, it is expected that the yield per seat kilometer of domestic routes and international routes will be approximately RMB0.647 and approximately RMB0.312 respectively after aircraft B787-9 purchased has been put into service.

Assuming that there are no major changes in the market conditions and based on the comprehensive cabin layout of similar aircraft of Xiamen Airlines, the specific route structure in 2014-2016 and the average seat kilometer yield level in combination with the cabin layout of newly introduced aircraft B737-800, it is expected that the yield per seat kilometer of domestic routes will be approximately RMB0.414 after aircraft B737-800 purchased has been put into service.

(IV) Maintenance expenses during the reporting period

During the reporting period, the aviation repair and maintenance charges of the Group amounted to RMB7,952 million.

(V) Depreciation during the reporting period

During the reporting period, the depreciation of the Group's aircraft and other flight equipment (including rotables) amounted to RMB11,484 million.

(VI) Increase of captain and copilot during the reporting period and annual average flying hours of captain and copilot in service

Item	Increase/Decrease (person)	Annual average flying hours (hour)
Captain	400	874
Copilot	-21	827
Other pilots	282	/

XIV. ANALYSIS ON INVESTMENTS

(1) Important equity investment

On 2 February 2016, the Company entered into the Transfer Agreement between CSAHC and the Company on Transferring 100% Equity of SAIETC with CSAHC, our controlling shareholder, by which the Company purchased 100% equity of SAIETC from CSAHC at the price of RMB400,570,400.

On 23 December 2016, the Company entered into the Capital Increase Agreement with CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited, under which the Company, in the form of cash, will increase the capital of Finance Company by RMB169,888,917.96. Upon capital increase, equity interest held by the Company in the Finance Company would increase from 21.089% to 25.277%. For details of the above-mentioned transaction, please refer to related announcements issued by the Company on Shanghai Stock Exchange on 24 December 2016.

(2) Important non-equity investment

On 26 April 2016, Xiamen Airlines, a subsidiary of the Company entered into the Purchase Contract for 10 B737-800 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 10 B737-800 aircraft from Boeing Company. The transaction is invalid until approvals are obtained from the relevant national departments.

On 27 July 2016, Xiamen Airlines, a holding subsidiary of the Company, entered into the Purchase Contract for 6 B787-9 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 6 B787-9 from the Boeing Company. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

On 12 October 2016, the Company entered into the Purchase Contract for 12 B787-9 Aircraft with Boeing Company, by which the Company agreed to purchase 12 B787-9 aircraft from Boeing Company. The transaction under such contract is invalid until approvals are obtained from the relevant national departments.

(3) Financial assets carried at fair value

Unit: RMB million

Stock code	Abbreviation	Initial Investment cost	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners' equity during the reporting period	Accounting item	Sources of the shares
000099	CITIC Offshore Helicopter	9	0.48	34	/	(9)	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	54	3	(7)	Available-for-sale financial assets	Purchase
00696	TravelSky Tech	33	2.25	411	11	378	Available-for-sale financial assets	Establish
	Total	58	/	499	14	362	/	/

(4) Shareholding in non-listed financial corporation

Unit: RMB million

Name	Initial investment amount	Holding amount (shares)	Equity ownership (%)	Carrying value at the end of the period	Profit and loss for the reporting period	Changes in owners' equity during the reporting period	Accounting item	Source of the shares
Finance Company	246	/	33.98	278	37	(1)	Interest in associates	Purchase
Total	246	/	/	278	37	(1)	/	/

(5) Trust management in respect of non-financial corporations and investment in derivatives

(1) Trust management

During the reporting period, the Company did not make any trust management.

(2) Entrusted loan

During the reporting period, Xiamen Airlines, a subsidiary of the Company, provided entrusted loan to Hebei Airlines, a subsidiary of Xiamen Airlines, amounting to RMB500 million and USD18 million respectively, which were used to supplement the working capital of Hebei Airlines.

XV. MAJOR ASSETS AND SHAREHOLDING DISPOSAL

On 12 October 2016, the Company entered into the Sales Contract for Aircraft with the Boeing Company, by which the Company agreed to sell 4 B777-200 aircraft and 2 spare engines to the Boeing Company.

XVI. ANALYSIS ON MAJOR CONTROLLING COMPANIES AND JOINT STOCK COMPANIES

1. Main operational information of the six civil aviation subsidiaries of the Group:

Name	Number of passengers carried (thousand)	Contribution to the Group's passengers carried (%)	Cargo and mail carried (tonne)	Contribution to the Group's cargo and mail carried (%)	RTK (million)	Contribution to the Group's RTK (%)	RPK (million)	Contribution to the Group's RPK (%)
Xiamen Airlines	26,956.15	23.52	239,835.9	14.87	4,013.20	16.5	40,563.50	19.68
Shantou Airlines	2,895.53	2.53	21,814.3	1.35	339.00	1.39	3,510.72	1.70
Zhuhai Airlines	1,755.60	1.53	15,001.0	0.93	271.73	1.11	2,805.11	1.36
Guizhou Airlines	3,090.69	2.70	28,241.6	1.75	461.74	1.89	4,730.67	2.30
Chongqing Airlines	2,841.32	2.48	20,933.9	1.30	350.72	1.44	3,663.23	1.78
Henan Airlines	4,785.32	4.17	44,072.7	2.73	644.01	2.64	6,593.39	3.20

Note: The operational information of Xiamen Airlines includes operational information of its subsidiary Hebei Airlines and Jiangxi Airlines.

(II). Information of Subsidiaries

1. *Xiamen Airlines*

Xiamen Airlines was established in August 1984 with registered capital of RMB8 billion. The legal representative is Che Shang Lun. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

As at 31 December 2016, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) had a fleet of 167 aircraft. During the reporting period, Xiamen Airlines (including Hebei Airlines, Jiangxi Airlines) completed 4,010 million revenue tonne kilometers, representing an increase of 15.7% as compared to the same period of the previous year. Xiamen Airlines carried 26,956,000 passengers and 240,000 tonnes of cargos, representing an increase of 8.4% and 5.0%, respectively as compared to the same period of the previous year. The average passenger load factor was 76.3%, representing an increase of 0.5 percentage point as compared to the same period of the previous year. The average load factor was 65.0%, representing an increase of 0.5 percentage points as compared to the same period of the previous year.

In 2016, Xiamen Airlines recorded operating revenue of RMB21,874 million, representing an increase of 9.84% as compared to the same period of the previous year; and it had a net profit of RMB1,223 million, representing an increase of 4.53% as compared to the same period of the previous year. As at 31 December 2016, Xiamen Airlines' total assets amounted to RMB44,075 million, and net assets amounted to RMB16,339 million.

2. *Shantou Airlines*

Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Xiao Li Xin. The Company holds 60% of the shares in Shantou Airlines; Shantou Aviation Investment Co., Ltd. holds 40% of the shares in Shantou Airlines.

As at 31 December 2016, Shantou Airlines had a fleet of 14 aircraft. During the reporting period, Shantou Airlines completed 339 million revenue tonne kilometers, representing a decrease of 0.47% as compared to the same period of the previous year. Shantou Airlines carried 2,895,500 passengers and 21,800 tonnes of cargos, representing a decrease of 0.88% and 0.14%, respectively as compared to the same period of the previous year. The average passenger load factor was 78.8%, representing a decrease of 0.4 percentage point as compared to the same period of the previous year. The average load factor was 71.6%, representing a decrease of 0.9 percentage point as compared to the same period of the previous year.

3. *Zhuhai Airlines*

Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines; Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines.

As at 31 December 2016, Zhuhai Airlines had a fleet of 10 aircraft. During the reporting period, Zhuhai Airlines completed 272 million revenue tonne kilometers, representing an increase of 6.51% as compared to the same period of the previous year. Zhuhai Airlines carried 1,755,600 passengers and 15,000 tonnes of cargos, representing an increase of 4.81% and 21.21%, respectively as compared to the same period of the previous year. The average passenger load factor was 80.1%, representing a decrease of 0.5 percentage points as compared to the same period of the previous year. The average load factor was 73.6%, representing an increase of 1.6 percentage points as compared to the same period of the previous year.

4. *Guizhou Airlines*

Guizhou Airlines was established in June 1998 with registered capital of RMB0.65 billion. The legal representative is Zhang Sheng. The Company holds 60% of the shares in Guizhou Airlines; Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines.

As at 31 December 2016, Guizhou Airlines had a fleet of 18 aircraft. During the reporting period, Guizhou Airlines completed 462 million revenue tonne kilometers, representing an increase of 10.80% as compared to the same period of the previous year. Guizhou Airlines carried 3,090,700 passengers and 28,200 tonnes of cargos, representing an increase of 7.62% and 17.7%, respectively as compared to the same period of the previous year. The average passenger load factor was 79.5%, representing an increase of 0.7 percentage points as compared to the same period of the previous year. The average load factor was 72.8%, representing an increase of 2.4 percentage point as compared to the same period of the previous year.

5. *Chongqing Airlines*

Chongqing Airlines was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Liu De Jun. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 31 December 2016, Chongqing Airlines had a fleet of 14 aircraft. During the reporting period, Chongqing Airlines completed 351 million revenue tonne kilometers, representing an increase of 11.91% as compared to the same period of the previous year. Chongqing Airlines carried 2,841,300 passengers, representing an increase of 7.44% as compared to the same period of the previous year. Chongqing Airlines carried 20,900 tonnes of cargos, representing an increase of 16.74% as compared to the same period of the previous year. The average passenger load factor was 83.7%, representing a decrease of 0.1 percentage point as compared to the same period of the previous year. The average load factor was 74.6%, representing a decrease of 2.6 percentage points as compared to the same period of the previous year.

6. *Henan Airlines*

Henan Airlines was established in September 2013 with registered capital of RMB6 billion. The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines; Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 31 December 2016, Henan Airlines had a fleet of 28 aircraft. During the reporting period, Henan Airlines completed 644 million revenue tonne kilometers, representing an increase of 0.67% as compared to the same period of the previous year. Henan Airlines carried 4,785,300 passengers and 44,100 tonnes of cargos, representing an increase of 3.58% and a decrease of 0.69% respectively as compared to the same period of the previous year. The average passenger load factor was 80.7%, representing an increase of 0.7 percentage point as compared to the same period of the previous year. The average load factor was 73.9%, representing an increase of 1.0 percentage point as compared to the same period of the previous year.

(III). Information of other major joint stock companies

Name of investee companies	Nature of business	Registered capital (note)	Proportion of shares held at the investee companies (%)	
			Direct	Indirect
1. Joint ventures				
Guangzhou Aircraft Maintenance Engineering Co., Ltd	Aircraft repair and maintenance services	USD65,000,000	50	/
Zhuhai Xiang Yi Aviation Technology Company Limited	Flight simulation services	USD58,444,760	51	/
2. Associates				
Finance Company	Financial services	724,330,000	21.09	12.89
Sichuan Airlines Company Limited	Airlines transportation	1,000,000,000	39	/
SACM	Advertising agency services	200,000,000	40	/
Xinjiang Civil Aviation Property Management Limited	Property management	304,415,632	42.80	/

Note: Expressed in Renminbi unless otherwise indicated.

XVII. INFORMATION OF STRUCTURED ENTITY CONTROLLED BY THE COMPANY

During the reporting period, there was no structured entity controlled by the Company.

XVIII. INDUSTRY COMPETITION LANDSCAPE AND DEVELOPMENT TREND

During the "12th Five-year Plan" period, China' civil aviation industry has achieved rapid and sustainable development with annual increases of 9.6%, 10.4% and 2.3% in the total transport tonne kilometers, passenger volume and cargo and mail tonne kilometers, respectively. The industry has maintained continuous profitability and ranked second globally in terms of transportation scale. In recent years, the consumption attribute of China's air transportation has become more evident, with the number of personal travel passengers exceeding business travel passengers and began to take the leading position. As outbound travel has been in great demand and the demand in the international market has far surpassed the industrial average, more and more airlines has allocated more resources and manpower to develop the international market, in particular the international routes from China to Australia, North America and Europe. The Company competes with Air China, China Eastern Airlines, Hainan Airlines, Spring Airlines, and Juneyao Airlines and other domestic airlines in terms of domestic air routes; while it competes directly or indirectly with airlines in the United States, Europe, Australia and Southeast Asia in terms of international air routes. Meanwhile, domestic high-speed railway which has been growing rapidly in recent years has become a new competitor of the Company. In September 2016, the CAAC and NDRC jointly issued the Circular concerning Relevant Issues of Deepening Reform of Civil Aviation Domestic Air Transport Ticket Prices (《關於深化民航國內航空旅客運輸票價改革有關問題的通知》) to further increase the number of air routes adopting market-adjusted price. It is further provided that the passenger transport ticket price of air routes under 800 kilometers or air routes above 800 kilometers which competes with the high-speed railway bullet trains shall be determined by the airlines themselves. The gradual loosening of the control over ticket price enables airlines to set their own prices according to market demand and gives full pay to the decisive role of the market in resource allocation. It is expected that the competition in the industry will become fiercer.

Since China has entered into the "13th Five-year Plan" period, we are currently of the opinion that China's civil aviation is still at an important time of development and will maintain rapid growth for a relatively long period. The reasons are as follows:

(I) Great market potential. As one of the markets with fastest growth rate in the world, China had a population of 1.38 billion and a passenger traffic volume of 488 million in 2016, with a per capita passenger air trip of 0.35, according to the estimates by the National Bureau of Statistics of China and CAAC. The per capita passenger air trip of the United States remained at 2.3 to 2.4 in recent years, which is 6 to 7 times to that of China. As estimated by CAAC, China's passenger traffic volume will reach 720 million with an average annual growth rate of over 10% and a per capita passenger air trip of 0.5. According to IATA, China is expected to surpass the United States to become the largest aviation market in the world by 2024.

(II) Strong impetus from the growing tourist industry. According to the experience of relevant countries, the outbound market will experience explosive growth after a country's per capita GDP exceeds USD10,000. It is expected that China's per capita GDP will reach USD10,000 by 2020, according to the Ministry of Finance. At that time, the number of domestic tourists is expected to reach 6.4 billion and the total number of passengers in-bound and out-bound China is expected to reach 750 million, of which the number of passengers travelling by air will reach more than 150 million. Therefore, there remains large growth potential in the international market for China's civil aviation.


中国南方航空
CHINA SOUTHERN

(III) More favorable development environment. During the "13th Five-year Plan" period, the country's plan to build an all-round new opening-up pattern has brought strategic development opportunities for China's civil aviation industry to expand into the international market. Meanwhile, both the central and local governments have placed emphasis on civil aviation by increasing their investments, as a result of which, airlines' development prospect expanded rapidly. Currently, there are 28 airports having passenger annual turnover exceeding 10 million in China. The first 30 markets plans to expand their terminals or runways. In addition, new airports will be built in Chengdu, Wuhan, Sanya and Dalian.

XIX. DEVELOPMENT STRATEGY

By adhering to the keynote of "Making Steady Progress" and the strategic plan of "Safety First", as well as the strategic guidance of "Leading Market", the Group strives to build Guangzhou and Beijing as its "dual cores". By firmly following the strategic direction of "standardization, integration, intelligentization and globalization", the Group will first start with the established strategic projects and move towards the goal of becoming a world-class aviation conglomerate with international competitiveness.

The Group will always put aviation safety first before all works; give full play to the market's decisive role in resource allocation and continue to improve its operating efficiency; and unswervingly carry out the construction of Guangzhou hub while diligently build and operate Beijing hub. Meanwhile, the Group will facilitate the strategic coordination among different markets.

The Group will improve operating efficiency, lower operating costs and enhance service level through standardized management. The Group will make joint efforts in building "China Southern Airlines conglomerate" by strengthening strategic coordination, integrating core businesses and promoting industrial development of key segments. The Group will pursue for innovation-driven development through application of modern information technologies such as internet, cloud computing, big data and artificial intelligence. In addition, it will promote intelligent management and service by leveraging the opportunity of building "China Southern e-travel". The Group will improve its ability to operate and manage international business by creating an international route network adaptable to its own features and promote the development of its international business through various platforms and partners.









By the end of the "13th Five-year Plan" period, the Group will develop into a large international airlines with an extensive network and a fleet of exceeding 1,000 aircraft. The annual passenger volume, cargo and mail volume will reach 160 million and 2 million tonnes, respectively.

XX. BUSINESS PLAN

Looking forward to 2017, although the global economy growth is expected to be slightly higher as compared with the previous year, the pace of trade liberalization will slow down due to the rising protectionism and the increasing geopolitical risks. Although faced with great downward pressure, China will continue to rank the forefront of the world's major economies in terms of economic growth, as its reform deepens. Civil aviation industry in China is still in the important period of opportunities with huge market potentials. Meanwhile, we are facing a number of challenges, such as rebound of international crude oil prices, fluctuations of RMB exchange rate, aggravation of international market competition and gradual improvement of the "Eight Vertical and Eight Horizontal (八縱八橫)" network for high-speed railways and etc. Under the general principle of "Steady Progress", the strategic concept of "Safety First" and the strategic guideline of "Market Orientation", the Group will endeavor to create a strategic layout of "Dual Hubs" of Guangzhou-Beijing. Adhering firmly to the strategic orientation of standardization, integration, intellectualization and internationalization, the Group will deepen the reform and keep on implementing its strategies to ensure aviation safety and excellent performance. The Group is marching forward to the goal of becoming a world first-class aviation industry group with international competitiveness, striving to offer returns to its shareholders and the society with better performance. In 2017, we will focus on the following matters:




中国南方航空
CHINA SOUTHERN
中转住宿
Transfer Accommodation
中转旅游
Transfer Tour

(I). Continuously improve the level of safety management. We will implement the accountability system for safety in all aspects, all level and the whole chain under the concept of "Safety First"; improve the manual systems to be of complete quantity and perfect quality and build the authority of the rules by using various methods; carry on the safety training and in-depth technical research and discussions to accelerate the promotion and application of new technology and promote the use of safe big data; and perfect the contingency plans and the internal rapid emergency response mechanism, increase actual maneuvers and establish an external emergency linkage mechanism. In 2017, the Group will continue to ensure another year of aviation safety.

(II). Continuously optimize the fleet structure based on the market environment. We will strengthen medium- and long-term planning for transport capacity, and make rolling planning and dynamic adjustment based on market changes; accelerate the upgrading of cabins in order to be in line with new trends in cabin layout; and increase the compatibility of wide-body aircraft to flights taking into account the international route structure. In 2017, the Group plans to introduce 86 aircrafts and dispose 30 aircrafts.

(III). Create a first-class international service brand with sincere service. We will increase hardware and software investments to accelerate the interconnection between the air and the ground and in-flight WIFI service, continuously improve hub transit service, optimize the transit process and enhance the transit efficiency and the electronic service level of ticket purchases, seat selection, check-in, luggage and security check. Moreover, we will continue to strengthen the promotion of the "China Southern Airlines" brand, increase international marketing efforts and increase the influence on the mainstream markets.

(IV). Accelerate adaptation to new changes and further raise the capability in operation assurance. We will adapt to the Company's rapid development and accelerate the construction of the "centralized control, unified command" mega operating system, adjust and optimize the organization and operation process and set up an operation and management mode which matches with specific features of a large fleet. In addition, we will continue to perfect the contingency plans for extensive flight delays, enhance services for delayed flights and effectively safeguard the interest of the passengers, in order to maintain our industry-leading on-time arrival rate.

(V). Vigorously strengthen the hub construction and continuously expand the effectiveness of transition. We will put forward the construction of Beijing new airport, and plan and consider the integrated function of the hub to ensure that the operational process meets the hub requirements; further deepen the construction of Guangzhou hub, continue to consolidate the advantages and perfect the international network, with a view to enlarging the effect of "Canton Route"; and continue to intensify the hub coordination, study and promote the integration strategy for Guangzhou and Shenzhen, so as to consolidate the Pearl River Delta market and create two mutually-supporting collaborative hubs with their respective focuses.

(VI). Expedite the construction of the "China Southern e-Travel" and consolidate the competitive advantages. We will launch all the core functions of the "China Southern Airlines Mobile" during the year as soon as possible, so as to enhance its convenience; improve the evaluation feedback mechanism by consolidating various indicators, such as passenger activity, sales volume and etc.; strengthen the integration of IT resources of the Company, break isolation of information and promote the integration of data from marketing, operation, service and management systems, so as to establish a China Southern Airlines database for information sharing, and thus elevating the intelligent level; and continue to vigorously develop the follower base, striving to get over 20 million followers in the social media by the end of the year and 9 million new downloads of the App.

(VII). Fully utilize the important functions of financial management, and focus on cost control. We will keep on paying attention to exchange rate fluctuations and make timely and decisive responses, so as to dynamically optimize the debt currency structure; match the capital duration of the investment projects in a scientific way, adjust and optimize the ratios of short- and long-term financings and reduce financing costs by using a combination of various methods; make full use of various fiscal and taxation preferential policies, and actively explore other lease models and businesses including setting up special purpose vehicles, so as to reduce leasing costs; and consolidate and deepen the overall budget management, increase efforts to fine management of costs and further tap the potentials of cost control.

XXI. RISK FACTORS ANALYSIS

(I) Macro environment risks

Risks of fluctuation in macroeconomy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macroeconomy. Macroeconomy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

Risks of macro policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also provided by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II) Industry risks

Risks of intensifying competition in the industry

With the gradual opening of the domestic civil aviation market, the competition in the scale, flights, prices, service and other aspects among three big airlines, foreign airlines and small and medium airlines has been intensifying, which poses tough challenges to our operation model and management level. As for the domestic routes, the Company faces the competition from the low-cost airlines. As for the Hong Kong, Macau, Taiwan and international routes, the Company faces the competition from a number of powerful and advanced foreign airlines. The foreign airlines have certain advantages in the operation management and customer resources, which brings certain unfavourable effect on the market share and profitability of the Company.

Risks of competition from other modes of transportation

There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the roll-out of CRH trains, the construction of the national high speed rails network and the improving inter-city expressways network, the competition and substitution of railway transport and road transportation with relatively inexpensive cost poses certain competitive pressure on the development of the air transport business of the Company.

Other force majeure and unforeseen risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

(III) Risks of the Company management

Safety risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

Risks of high capital expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems

(IV) Financial risks of the Company

Foreign currency risk

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group's obligations under finance leases, certain bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

Jet fuel price risk

The fuel cost is the most major cost and expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations of domestic jet fuel prices. However, according to a "Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel" jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

XXIII. ANALYSIS ON MOVEMENTS IN EXCHANGE RATE AND OIL PRICE

Trend of the Average Central Parity of USD to RMB in 2016


7.0
6.8
6.6
6.4
6.2
2016/01
2016/02
2016/03
2016/04
2016/05
2016/06
2016/07
2016/08
2016/09
2016/10
2016/11
2016/12

Trend of Brent Crude Oil Futures Prices in 2016


60
50
40
30
20
2016/01
2016/02
2016/03
2016/04
2016/05
2016/06
2016/07
2016/08
2016/09
2016/10
2016/11
2016/12

Note: The average central parity of USD to RMB publicized by the PBOC on each working day throughout 2016 is adopted as the exchange rate; the closing price of trading days throughout 2016 is adopted as Brent crude oil futures price (USD/barrel).

As of 31 December 2016, the Group's financial assets and financial liabilities denominated in foreign currencies totaled to RMB3,042 million and RMB49,520 million, respectively, of which USD-denominated liabilities amounted to RMB42,877 million. During the reporting period, affected by decelerated economic growth in China, appreciation of USD and interest rate hike by Federal Reserve, the exchange rate of USD against RMB appreciated by 6.83%, the medium price increasing from 6.4936 at the end of last year to 6.9370 at the end of the reporting period. Fluctuations in the exchange rate of RMB against USD will have material impact on the finance expense of the Company. Assuming that other risk variables other than the exchange rate remain unchanged, every 1% appreciation (or depreciation) of the exchange rate of RMB to USD at 31 December 2016 will lead to an increase (or a decrease) of RMB305 million in the shareholders' equity and net profit of the Group.

As of 31 December 2016, the Group's jet fuel costs, accounting for 22.41% of its operating expenses, constituted the main operating expenses of the Group. During the reporting period, affected by a reduction in output by OPEC, international crude oil prices rallied with Brent crude oil increasing from 37.22 USD/barrel at the beginning of the year to 56.82 USD/barrel at the end of the year. Assuming that the consumption of fuel remains unchanged, an increase or a decrease of every 10% in fuel price will result in the Group's annual operating expenses increasing or decreasing by RMB2,380 million.







Time Place
12:00 Global network

China Southern Airlines – To be an influential international airlines with an extensive network

We have a fleet of 702 aircraft, ranking first in Asia and endeavor to create a strategic layout of "Dual Hubs" of Guangzhou and Beijing. The Group operated more than 2,000 flights daily flying to over 224 destinations in over 40 countries and regions around the world. The number of seats put into the market is up to 300,000.

Significant Events

I. IMPLEMENTATION OF PROFIT DISTRIBUTION DURING THE REPORTING PERIOD

1. Formulation, implementation and amendment of the cash dividend policy

At the first extraordinary general meeting of 2013 held on 24 January 2013, the Company considered and approved the amendments to the Articles of Association of China Southern Airlines Company Limited, stipulating that "The Company adopts the following profit distribution policy:

Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company's average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company's average distributable profit for such three years.

Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company's normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles of Association. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Articles of Association."

The profit distribution policy shall comply with the Articles of Association and the requirements of approval procedures with clear criteria and ratios of dividend distribution to fully protect the legitimate interests of minority investors and the opinion shall be given by the independent directors. Any adjustment of the policy or any change of the terms and procedures shall comply with the applicable regulations and be undertaken with transparency.

2. Plans and proposals for profit distribution and the conversion of capital reserve to share capital of the Company in the recent three years (including the reporting period)

Unit: RMB

Year	Bonus shares distributed per 10 shares (share)	Dividends distributed per 10 shares (inclusive of applicable tax)	Transfers per 10 shares (share)	Amount of cash dividends (inclusive of applicable tax) (million)	Profit attributable to the equity shareholders of the Company in the consolidated financial statements during the dividend year (million)	Percentage of profit attributable to the equity shareholders of the Company in the consolidated financial statements (%)
2016	0	1.0	0	982	5,044	19.47
2015	0	0.8	0	785	3,736	21.01
2014	0	0.4	0	393	1,777	22.12

II. PROPOSALS FOR PROFIT DISTRIBUTION AND THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL FOR THE YEAR OF 2016

No interim dividend for the year of 2016 was distributed by the Company, and there was no issue of shares by way of conversion of capital reserve.

The Board recommends the payment of a final dividend of RMB1 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2016, totaling approximately RMB982 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2016 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders by the Company on or before Thursday, 31 August 2017.

The independent Directors unanimously agreed that the aforesaid proposal for profit distribution not only takes the shareholders' interests into consideration, but also meets the actual situation of the Company and is beneficial to the stable development of the Company. The proposal has hence been approved and submitted to the general meeting for review.

III. MATERIAL LITIGATION, ARBITRATION AND MATTERS COMMONLY QUESTIONED BY MEDIA

During the reporting period, there was no material litigation, arbitration and matters commonly questioned by media.

IV. CAPITAL OCCUPIED DURING THE REPORTING PERIOD AND THE CLEARING PROGRESS

During the reporting period, the Company did not have any capital occupied or clearing progress for the capital.

V. ASSET TRANSACTION, CORPORATE MERGER AND ACQUISITION

On 2 February 2016, the Company entered into the Transfer Agreement between China Southern Air Holding Company and the Company on Transferring 100% Equity of Southern Airlines Group Import and Export Trading Company with CSAHC, our controlling shareholder, by which the Company purchased 100% equity of Southern Airlines Group Import and Export Trading Company from CSAHC at the price of RMB400,570,400.00. For details of the above-mentioned transaction, please refer to the relevant announcements published on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 3 February 2016. Above transactions have been completed in August 2016.

On 26 April 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 10 B737-800 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 10 B737-800 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcements published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 27 April 2016.

On 27 July 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 6 B787-9 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 6 B787-9 aircraft from the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcements published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 28 July 2016.

On 12 October 2016, the Company entered into the Purchase Contract for 12 B787-9 Aircraft and Aircraft Disposal Contract with the Boeing Company, by which the Company respectively agreed to purchase 12 B787-9 aircraft from the Boeing Company and agreed to sell 4 B777-200 aircraft and 2 standby engines to the Boeing Company. For details of the above-mentioned transaction, please refer to the relevant announcements published by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 13 October 2016.

On 23 December 2016, the Company entered into the Capital Increase Agreement with CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited, under which the Company, in the form of cash, increased the capital of Finance Company by RMB169,888,917.96. Upon capital increase, equity interest held by the Company in the Finance Company increased from 21.089% to 25.277%. For details of the above-mentioned transaction, please refer to related announcements issued by the Company on Shanghai Stock Exchange on 24 December 2016.

VI. MATERIAL CONNECTED TRANSACTIONS

1. Connected transactions related to daily operation

During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAHC or its subsidiaries in its ordinary and usual course of business, specific details are as follows:

1. On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 12 November 2008.

2. On 28 September 2009, the Company, CSAHC, MTU AERO ENGINES GMBH and Zhuhai MTU entered into a continuing connected transaction. For details, please refer to the Connected Transaction Announcement published on China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange on 29 September 2009.

3. On 8 November 2013, the Company renewed the Passenger and Cargo Sales Agency Services Framework Agreement with GSC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 9 November 2013.

4. On 26 December 2013, the Financial Services Framework Agreement entered into between the Company and SA Finance was considered and passed at 2013 second extraordinary general meeting. For details, please refer to the Announcement of Resolutions Passed at 2013 Second Extraordinary General Meeting of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 27 December 2013.

5. On 9 January 2014, the Company entered into the Land Lease Agreement and the Property Lease Agreement with CSAHC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 10 January 2014.

6. On 21 November 2014, the Company and Finance Company entered into the electronic aviation passenger comprehensive insurance four parties cooperation agreements. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 22 November 2014.

7. On 29 December 2014, the Company renewed the Property Management Framework Agreement with CSAGPMC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 30 December 2014.

8. On 29 December 2014, the Company renewed the Property Lease Agreement with CSAHC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 30 December 2014.

9. On 30 June 2015, the Supplemental Agreement to the Financial Services Framework Agreement entered into between the Company and Finance Company was considered and passed at 2014 annual general meeting. For details, please refer to the Announcement of the Daily Connected Transaction of the Company and the Announcement of Resolutions Passed at 2014 Annual General Meeting of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 1 July 2015.

10. On 13 August 2015, the Company entered into the Supplemental Agreement to the Property Lease Agreement with CSAHC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 14 August 2015.

11. On 19 November 2015, the Company and Finance Company entered into the Insurance Business Platform Cooperation Framework Agreement. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 20 November 2015.

12. On 30 December 2015, the Company renewed the Media Service Framework Agreement with SACM. For details, please refer to the H Share Announcement of Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 31 December 2015.

13. On 30 December 2015, the Company renewed the Catering Services Framework Agreement with SACC. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 31 December 2015.

14. On 29 August 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 30 August 2016.

15. On 15 December 2016, the Company entered into the Property Sale and Purchase Agreement with Sanya China Southern Air Real Property Development Co., Ltd. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 16 December 2016.

16. On 16 December 2016, the Company and GSC eneterned into the Supplemental Agreement to Passenger and Cargo Sales Agency Services Framework Agreement and the Passenger and Cargo Sales And Ground Services Framework Agreement. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 17 December 2016.

17. On 16 December 2016, the Company entered into the Property and Land Lease Framework Agreement with CSAHC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 17 December 2016.

18. On 23 December 2016, the Company entered into the Capital Increase Agreement with CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited to increase their respective capital contribution to the Finance Company. For details, please refer to the H Share Announcement of Company published on the website of the Shanghai Stock Exchange on 24 December 2016.

The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

In 2016, the daily connected transactions of the Company entered into are as follows:

Unit: RMB million

Transaction	Transaction amount during 2016	Annual cap for the year 2016
Financial service (balance of deposits)	3,759	8,000
Financial service (balance of borrowings)	0	8,000
Engine repairs, renovation and maintenance	1,877	2,600
Media resources services	71	119
Import and export agent services	60	160
Assets leasing	190	190
Air catering services	124	152
Agency and production services	222	260
Property management	70	92

2. Loans due to or from connected parties

Unit: RMB million

		Funds provided to connected parties			Funds provided to the listed company by connected parties			
Connected parties	Connected relationship	Balance at the beginning of the period	Incurred amount	Balance at the end of the period	Balance at the beginning of the period	Incurred during the period	Repaid during the Period	Balance at the end of the period
CSAHC	Controlling shareholder	0	0	0	105	105	(105)	105
Reasons for connected debts and liabilities		CSAHC provided entrusted loan to the Company.						

VII. MAJOR CONTRACTS

1. Trust, Sub-contracting and Lease

(1) *Trust*

During the reporting period, the Company did not enter into any trust arrangement.

(2) *Contract*

During the reporting period, the Company did not enter into any sub-contracting arrangement.

(3) *Lease*

Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAHC by the Company as a leasee, the Group also acquired aircraft by way of operating lease and finance lease. As at 31 December 2016, there were 244 and 204 aircraft under operating lease and under finance lease, respectively.

2. Guarantee

(1) Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiary, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans, respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them, respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year.

In accordance with the authorization granted at the general meeting, the Board passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

As at 31 December 2016, the banks have granted a loan to certain trainee pilots, of which RMB409 million has been guaranteed by the Group, in which RMB37.7 million has been guaranteed by Xiamen Airlines, a subsidiary of the Company. A small number of trainee pilots had quitted the training programme as they failed to complete the training programme or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Company fulfilled its joint liability guarantee obligation for such trainee pilots, the aggregate amount of which was RMB4 million, and the amount of Xiamen Airlines was nil. The Group has also tried its best to actively to recover the relevant outstanding bank loans and the accrued interests through various ways.

(2) In order to broaden financing channels, reduce financing costs of Hebei Airlines and maintain the steady and healthy development, the Company reviewed and approved to authorize Xiamen Airlines to provide loan guarantees, with the cumulative balance of guarantees of no more than RMB3.5 billion for Hebei Airlines during the period from 1 July 2015 to 30 June 2016 at the 2014 annual general meeting of the Company on 30 June 2015. The Board considered and approved to grant Xiamen Airlines rights to provide loan guarantee for Hebei Airlines with accumulated guarantee balance not more than RMB3.5 billion during the period commencing from 1 July 2016 to 30 June 2017, it was submitted to the shareholders' meeting for consideration. On 27 May 2016, the resolution was passed at the 2015 annual general meeting. During the reporting period, the balance of loan guarantee provided by Xiamen Airlines to Hebei Airlines was RMB0.8 billion.

(3) On 29 December 2015, in order to reduce aircraft leasing costs, the Board considered and approved to: (1) increase 10 aircraft with SPV as sub-leasing model and allow SPV to be the first tenant and sub-lessor of the 10 aircraft; (2) provide external guarantees for SPV, with total guarantee amount not exceeding USD115,435,900. As at the end of the reporting period, the Company provided the SPV with total guarantee of USD49.31 million.

3. Other Major Contract or Transaction

On 26 April 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 10 B737-800 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 10 B737-800 aircraft from the Boeing Company. Such aircraft purchase transaction can only take effect subject to approval of relevant government authorities.

On 27 July 2016, Xiamen Airlines, a subsidiary of the Company, entered into the Purchase Contract for 6 B787-9 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 6 B787-9 aircraft from the Boeing Company. Such aircraft purchase transaction can only take effect subject to approval of relevant government authorities.

On 12 October 2016, the Company entered into the Purchase Contract for 12 B787-9 Aircraft with the Boeing Company, by which Xiamen Airlines agreed to purchase 12 B787-9 aircraft from the Boeing Company. Such aircraft purchase transaction can only take effect subject to approval of relevant government authorities.

VIII. APPOINTMENT AND DISMISSAL OF AUDITORS

At 2015 annual general meeting of the Company on 27 May 2016, the Company has considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016, and authorized the Board to determine its remuneration.

Unit: RMB million

	Former	Current
Name of the domestic accounting firm	PricewaterhouseCoopers Zhong Tian LLP	KPMG Huazhen LLP
Remuneration of the domestic accounting firm	15.8	13.0
Term of service of the domestic accounting firm	3	1
Name of the international accounting firm	PricewaterhouseCoopers	KPMG
Term of service of the international accounting firm	3	1

	Name
Accounting firm for audit of internal control	KPMG Huazhen LLP

IX. UNDERTAKING

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

1. Undertaking Related to Share Reform

Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

2. Other Undertaking

(1) The Company and CSAHC entered into the "Property Compensation Agreement" on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company's rights in the use of the land and buildings leased from CSAHC. It's a long-term undertaking, and it has been strictly performed.

(2) CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It's a long-term undertaking, and it has been strictly performed.

(3) In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A) any production losses arising from the lack of title certificates, B) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2019 and would compensate the Company for any losses arising from the undertakings.

(4) The relevant undertakings under the Financial Services Framework Agreement between the Company and Finance Company: A. Finance Company is a duly incorporated enterprise group finance company under the "Administrative Measures for Enterprise Group Finance Companies" and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company's deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision making process of the Company; and D. CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It's a long-term undertaking, and it has been strictly performed.

(5) On 8 July 2015, the Company received an undertaking letter from CSAHC, the controlling shareholder of the Company, details of which are set out as follows:

Given the recent abnormal fluctuation of the stock market and based on its confidence in the development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: (1) CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; (2) CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and (3) CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It's a long-term undertaking, and it has been strictly performed.

Report of Directors

The Board hereby presents this annual report and the audited financial statements for the year ended 31 December 2016 of the Group to the shareholders of the Company (the "Shareholders").

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airlines operations. The Group also operates certain airlines related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2016, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2016 in accordance with IFRSs. Please refer to pages 140 to 231 of this annual report for details.

DIVIDENDS

In 2016, the Group recorded the operating revenue of RMB114,981 million and the profit attributable to the equity shareholders of the Company of RMB5,044 million. The Board is pleased to recommend the payment of a final dividend of RMB1 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2016, totalling approximately RMB982 million based on the Company's 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2016 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A share, and in HKD to holders of H shares. The profit distribution proposal is subject to shareholders' approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or before Thursday, 31 August 2017.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2016 are set out on page 236 of this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans, short term financing bills and other borrowings of the Group are set out in note 36 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2016, RMB624 million (2015: RMB382 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group and movements of property, plant and equipment during the year ended 31 December 2016 are set out in note 20 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's aggregate purchase from the five largest suppliers did not exceed 30% of the Group's total purchase in 2016.

The Group's aggregate operating revenue with its five largest customers did not exceed 30% of the Group's total operating revenue in 2016.

RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS

The Group understands that it is important to maintain good relationship with its suppliers and customers to fulfill its long-term goals and maintain the leading position in the market. To maintain its core competitiveness and brand dominant status, the Group aims at delivering constantly high standards of quality in the service to its customers. During the reporting period, there was no material and significant dispute between the Group and its suppliers and/or customers.

For the year ended 31 December 2016, the Group has following major customers and suppliers:

Unit: RMB million

Name of customers	Operating revenue	Percentage as total operating revenue (%)	Sales to related parties	Percentage as total operating revenue (%)
Customer 1	671	0.58	/	/
Customer 2	124	0.11	/	/
Customer 3	120	0.10	/	/
Customer 4	109	0.09	/	/
Customer 5	109	0.09	/	/
Total	1,133	0.97	/	/

Unit: RMB million

Name of suppliers	Purchase	Percentage as total purchase (%)	Purchase from related parties	Percentage as total purchase (%)
China National Aviation Fuel Group	12,072	21.77	–	–
South China Blue Sky Aviation Fuel Co., Ltd	7,305	13.17	–	–
Guangzhou Aircraft Maintenance Engineering Co., Ltd	2,061	3.72	–	–
MTU Maintenance Zhuhai Company Limited	1,877	3.38	1,877	3.38
INTERNATIONAL AERO ENGINES, AG	1,270	2.29	–	–
Total	24,585	44.33	1,877	3.38

Based on nature of the Group's business, the Group has not relied on major supplier or customers. For details about the customer services of the Group, please refer to the analysis on market and service under "Management Discussion and Analysis" in this Report.

TAXATION

Details of taxation of the Group are set out in notes 17 and 30 to the financial statements prepared under IFRSs.

Enterprise Income Tax of Overseas Non-Resident Enterprises

In accordance with the relevant tax laws and regulations in the PRC, the Company is obliged to withhold and pay PRC enterprise income tax on behalf of non-resident enterprise shareholders at a tax rate of 10% when the Company distributes any dividends to non-resident enterprise shareholders. As such, any H Shares of the Company which are not registered in the name(s) of individual(s) (which, for this purpose, includes shares registered in the name of Hong Kong Securities Clearing Company Nominees Limited, other nominees, trustees, or other organisations or groups) shall be deemed to be H Shares held by non-resident enterprise shareholder(s), and the PRC enterprise income tax shall be withheld from any dividends payable thereon. Non-resident enterprise shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements, such as tax agreements (arrangements), upon receipt of any dividends.

Individual Income Tax of Overseas Individual Shareholders

In accordance with the relevant tax laws and regulations in the PRC, when non-foreign investment companies of the mainland which are listed in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax rate of 10% without making any application for the entitlement for the above-mentioned tax rate. However, the Company is a foreign investment company and, as confirmed by the relevant tax authorities, according to the Circular on Certain Issues Concerning the Policies of Individual Income Tax (Cai Shui Zi [1994] No. 020) (《關於個人所得稅若干政策問題的通知》(財稅字[1994]020號)) promulgated by the Ministry of Finance and the State Administration of Taxation on 13 May 1994, overseas individuals are, as an interim measure, exempted from the PRC individual income tax for dividends or bonuses received from foreign investment enterprises.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 56 and note 47 to the financial statements prepared under IFRSs.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 24 to the financial statements prepared under IFRSs.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2016.

PRE-EMPTIVE RIGHTS

None of the provisions of the Articles of Association provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

PERMITTED INDEMNITY PROVISION

The Company has arranged for appropriate insurance cover for Directors' and officers' liabilities in respect of legal actions against its Directors and senior management arising out of corporate activities.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statement of the Group for the year ended 31 December 2016.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2016 complied with the Model Code as set out in Appendix 10 of the Listing Rules.

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2016.

COMPLIANCE WITH LAWS AND REGULATIONS

Laws and regulations that have a significant impact on the operations of the Group include: Civil Aviation Law of the People's Republic of China, Opinions of the State Council on Promoting the Development of the Civil Aviation Industry, Regulation on the Civil Airport Administration, Regulation of the People's Republic of China on Civil Aviation Security, Provisions on the Administration of Flight Procedures and Minimum Operation Standards for Civil Airports, Provisions of the Civil Aviation Administration of China on the Administration of the Transport of Dangerous Goods by Air, Provisions of China's Civil Aviation Business Permits for Domestic Routes and Provisions on the Business License for Public Air Transport Enterprises.

During the year ended 31 December 2016, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group considers the importance of environmental affairs and believes business development and environment affairs are highly related. The Company pursued green development, and continued to increase investments and improvement efforts in terms fleet optimization, aircraft refitting, route optimization, low-carbon travel and new energy application. We vigorously promoted energy conservation and emission reduction. As a result, 25,000 tonnes of aviation fuel were saved and 78,000 tonnes of CO2 emission were reduced during the year.

DIRECTORS AND SUPERVISORS' INTERESTS IN TRANSACTION, ARRANGEMENT OR CONTRACT OF SIGNIFICANCE

Save as disclosed in the section headed "Connected Transactions" below, neither Director/Supervisors nor entity connected with the Directors/Supervisors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to the business of the Group subsisting at any time during the year ended 31 December 2016 or at the end of the year to which the Company, its holding company, or any of its subsidiaries was a party.

DIRECTORS AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended 31 December 2016 was the Company or any of its subsidiaries a party to any arrangement that would enable the Directors/Supervisors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the Directors/Supervisors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right.

DIRECTORS AND SUPERVISORS' INTEREST IN COMPETING BUSINESS

As at 31 December 2016, none of the Directors/Supervisors or any of their respective associates had engaged in or had any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2016.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company conducted in 2016 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this annual report.

(2) Continuing Connected Transactions between the Company and CSAHC (or their respective subsidiaries)

A. *SAIETC*

On 9 January 2014, the Company and SAIETC entered into a new import and export agency framework agreement (the "Import and Export Agency Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016. Pursuant to the Import and Export Agency Framework Agreement, SAIETC agreed to provide import and export services and the relevant lease services, customs clearance services, customs declaration and inspection services, and the relevant storage, transportation and insurance agency services, and tendering and agency services to the Group. In relation to the service fee charged for import and export services, both parties agreed that such fee shall not be higher than the prevailing market rate charged by several trading companies of certain airlines companies in the PRC for similar services. In relation to the service fee charged for custom clearing, custom declaration and inspection, and the relevant storage, transportation and insurance services, both parties agreed that such fee charged shall not be higher than the prevailing market rate charged for similar services provided by independent third party service providers in the flight equipment logistics transportation market in the PRC. In relation to the service fee charged for the tendering and agency services, it is required to be determined in accordance with the fee standard prescribed by the State for this kind of tendering and agency services from time to time. During the period of the Import and Export Agency Framework Agreement, the annual cap are set at RMB160 million per annum.

SAIETC was a former wholly-owned subsidiary of CSAHC. In August 2016, since SAIETC has become a wholly-owned subsidiary of the Company, the transactions between the Company and SAIETC under Import and Export Agency Framework Agreement are not considered as the connected transactions of the Company. Prior to that, the agency fee incurred by the Group in respect of the above import and export services was RMB60 million.

B. *SACM, which is 40% owned by the Company and 60% owned by CSAHC*

On 30 December 2015, the Company renewed the media services framework agreement (the "Media Services Framework Agreement") with SACM, for a term of three years commencing from 1 January 2016. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, the plotting, purchase and production of in-flight TV and movie program agency services, channel publicity and production services, public relations services relating to recruitments of air-hostess, and services relating to the distribution of newspapers and magazines. The service fees for the media services to be provided to members of the Group by SACM and its subsidiaries are determined, among others, the prevailing market price. Pricing are based on prevailing market price and agreed upon between the parties for each transaction on arm's length negotiations in accordance with the following pricing mechanism: (a) if there are prevailing market prices for same or similar types of services in the same or similar locations of the services being provided, the pricing of the services shall follow such prevailing market price; or (b) if there are no such prevailing market price in the same or similar locations, the service to be provided by SACM Group shall be on terms which are no less favourable than the terms which can be obtained by the Group from independent third parties within the PRC market. The annual caps under the Media Services Framework Agreement for each financial year ended 31 December 2016, 2017 and 2018 is amounting to RMB118.5 million respectively.

For the year ended 31 December 2016, the media fees incurred by the Group for the media services amounted to RMB71 million.

C. Finance Company, which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company

(a) On 8 November 2013, the Company renewed the financial services framework agreement (the "Financial Services Framework Agreement") with the Finance Company for a term of three years starting from 1 January 2014 to 31 December 2016.

Under such agreement, the Finance Company agrees to provide to the Company deposit (the "Provision of Deposit Services") and loan services (the "Provision of Loan Services"). The Finance Company shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with the Finance Company were re-deposited in a number of banks. The Finance Company has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of the Finance Company's shareholders' equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. Each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB6 billion on any given day. The annual cap of fees payable to the Finance Company by the Group for the other financial services should not exceed RMB5 million. On 26 December 2013, the second extraordinary general meeting of 2013 considered and approved the Financial Services Framework Agreement.

The Company and the Finance Company entered into the Supplemental Agreement to the Financial Services Framework Agreement on 4 May 2015 to revise each of the annual cap in relation to the Provision of Deposit Services and the Provision of the Loan Services for the period from the effective date of Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion. On 30 June 2015, 2014 annual general meeting of the Company considered and approved the Supplemental Agreement to the Financial Services Framework Agreement.

As of 31 December 2016, the Group's deposits placed with the Finance Company amounted to RMB3,759 million.

(b) On 19 November 2015, the Company entered into Cooperation Framework Agreement with Finance Company (the "Cooperation Framework Agreement"), for a term of two years starting from 1 January 2015 to 31 December 2016.

Pursuant to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorize Finance Company to use the various platforms of the Group including online channels and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance. In addition, the Company agreed to further authorize the Finance Company to use the Group's ground service counter channels as the sales platform for sale of baggage insurance and aviation passenger accident insurance.

For the sale of insurance policies through the Group's ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the different kinds of insurance policies. The pricing model has been agreed on an arm's length basis by the Company and the Finance Company with reference to the determination basis as set out in a table disclosed in the announcement of the Company dated 9 November 2015.

The annual caps in relation to the service fees to be charged by the Group under the Cooperation Framework Agreement are RMB40 million and RMB60 million for the two years ending 31 December 2016, respectively.

For the year ended 31 December 2016, the service fee charged by the Group were RMB26 million.

On 29 August 2016, the Company renewed the New Financial Services Framework Agreement (the "New Financial Services Framework Agreement") with Finance Company, in order to revise the financial services provided by Finance Company to the Group under Financial Services Framework Agreement and supplement the insurance business platform services provided by the Group to Finance Company. The term of the Agreement is three years, starting from 1 January 2017 to 31 December 2019. At any time during the term of New Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) shall not exceed the Cap which is set at RMB8 billion on any given day. In addition, the annual caps of fees to be received by the Group for the insurance business platform services under New Financial Services Framework Agreement were RMB68.60 million, RMB79.35 million and RMB91.67 million respectively for each financial year ended 31 December 2017, 2018 and 2019.

D. GSC (formerly known as PCACL), a wholly-owned subsidiary of CSAHC

On 8 November 2013, the Company and GSC renewed the Passenger and Cargo Sales Agency Services Framework Agreement (the "Passenger and Cargo Sales Agency Services Framework Agreement") to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016. Pursuant to the New Passenger and Cargo Sales Agency Services Framework Agreement, GSC agrees to provide the following services to the Group: domestic and international air ticket sales agency services; domestic and international airfreight forwarding sales agency services; chartered flight and pallets sales agency services; internal operation services for the inside storage area (these services include the areas in Guangzhou, Beijing and Shanghai, etc); and delivery services for the outside storage area. The agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airlines companies of the same types of the industry in the same regions; the service fee for internal operation services is determined by the fee standard prescribed by the local government. The annual cap shall maintain RMB250 million per annum for the entire term of the New Passenger and Cargo Sales Agency Services Framework Agreement.

In view of the sudden increase of the sales agency services as a result of the peak season market demand for the Group exceeds the original projection, the annual cap under the Passenger and Cargo Sales Agency Services Framework Agreement in respect of the year ended 31 December 2016 would become insufficient. Accordingly, on 16 December 2016, the Company and GSC entered into the Supplemental Agreement to revise the annual cap under Passenger and Cargo Sales Agency Services Framework Agreement from RMB250 million to RMB260 for the year ended 31 December 2016.

For the year ended 31 December 2016, the commission expense and goods handling fee paid to GSC were RMB99 million and RMB117 million, respectively, and the income relating to other services was RMB6 million.

On 16 December 2016, the Company entered into a new Passenger and Cargo Sales and Ground Services Framework Agreement (the "Passenger and Cargo Sales and Ground Services Framework Agreement") for a term of three years starting from 1 January 2017 to 31 December 2019. Under Passenger and Cargo Sales and Ground Services Framework Agreement, GSC agreed to provide certain services and charge agent service fees while the Company agreed to lease certain assets including transportation tools and equipment and workplace and charge rental thereon. GSC agrees to provide the following services to the Group: (i) domestic and international air ticket sales agency services; (ii) domestic and international airfreight forwarding sales agency services; (iii) chartered flight and pallets sales agency services; (iv) Import and export port and transfer services related to cargo operations; (v) ground services, including aircraft maintenance, cabin cleaning, cleaning, collecting and issuing of towels, entertaining equipment maintenance within aircraft, surface cleaning of aircraft and comprehensive ground services; and (vi) support to sales and services oriented to major direct customers of the Company. In respect of the services provided by GSC to the Group, the agency fee for sales agency services is determined by reference to the agency ratio paid to the agency companies by the airlines companies of the same types of the industry in the same regions (including domestic and foreign market). The service fee for internal operation services is determined by the fee standard prescribed by the local government. The service fee for other maintenance and ground services is mainly determined based on related costs (mainly including labor costs, operation costs, management costs and taxes) in addition to 10% profit ratio. With respect to the rentals to be

received by the Company, rentals are determined with reference to the valuation prepared by valuation agency (independent third party). The Company expect the annual fees payable to the Company under Passenger and Cargo Sales and Ground Services Framework Agreement will not exceed RMB10 million. Under Passenger and Cargo Sales and Ground Services Framework Agreement, the annual caps for the services provided to the Group by GCS for each of the three years ending 31 December 2019 will be RMB270 million, RMB330 million and RMB400 million, respectively.

E. CSAGPMC, a wholly-owned subsidiary of CSAHC

On 29 December 2014, the Company entered into the new property management framework agreement (the "Property Management Framework Agreement") with CSAGPMC to renew the property management transactions for a term of three years from 1 January 2015 to 31 December 2017. Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company's properties at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company's leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. In addition, CSAGPMC has also been appointed for the provision of the property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal, and the provision of the electricity charge agency services to the Group, which are newly added services to be provided by CSAGPMC to the Group. The annual cap for the Property Management Framework Agreement is set at RMB90 million, RMB92 million and RMB96 million for each of the three years ending 31 December 2015, 2016 and 2017, respectively.

The management and maintenance services fee shall be determined at an arm's length basis between both parties and according to the market prices, which shall be determined with the consultation by the Company in the property management market, taking into account the location, areas and types of the properties of the Company at the old Baiyun Airport and the new Baiyun International Airport. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

For the year ended 31 December 2016, the property management and maintenance fee incurred by the Group amounted to RMB70 million pursuant to the Property Management Framework Agreement.

F. SACC, which is 50.1% owned by CSAHC

On 30 December 2015, the Company entered into the catering services framework agreement (the "Catering Services Framework Agreement") with SACC in order to renew the catering services transactions and extend another three years from 1 January 2016 to 31 December 2018. The service fee of the catering services transactions mainly includes such three parts as in-flight lunch box fees, operating fees and storage fees. In-flight lunch box fees are determined according to the costs of raw materials, production costs and taxes. Operating fees are determined by labor costs and facility costs while the storage fees are determined by the rentals and labor costs. The labor costs will be determined with reference to the average salary of prior year issued by local government. The services fee charged by SACC should not be higher than the one charged by any independent third parties in the similar locations of similar services. The annual cap under the Catering Services Framework Agreement for each financial year ending 31 December 2016, 2017 and 2018 is RMB152 million, RMB175 million and RMB201 million, respectively.

For the year ended 31 December 2016, the service fees paid by the Group to SACC amounted to RMB124 million.

G. MTU Maintenance Zhuhai Co., Ltd.("Zhuhai MTU"), which is 50% owned by CSAHC

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its effective date to 5 April 2031.

For the year ended 31 December 2016, the Group's engine repair and maintenance service fees incurred under the agreement relating to continuing connected transactions amounted to RMB1,877 million.

(3) Trademark License Agreement

The Company and CSAHC entered into a ten year trademark license agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free license to use the kapok logo on a worldwide basis in connection with the Company's airlines and airlines-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark license agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A. The Company and CSAHC entered into the asset lease agreement (the "Asset Lease Agreement") on 29 December 2014 for a term of three years from 1 January 2015 to 31 December 2017 to renew lease transactions. Pursuant to the Asset Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhanjiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for a term of three years commencing from 1 January 2015 to 31 December 2017. The annual rent payable pursuant to the Asset Lease Agreement of RMB86,268,700 is determined after arm's length negotiation by the parties with reference to the historical figures and rental assessment report prepared by Zhonghuan Songde (Beijing) Assets Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations.

   For the year ended 31 December 2016, the rent incurred by the Group amounted to RMB86,268,700 pursuant to the Asset Lease Agreement.

B. The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

C. On 9 January 2014, the Company and CSAHC have entered into two new lease agreements (the "Lease Agreements"), namely, the property lease agreement (the "Property Lease Agreement") and the land lease agreement (the "Land Lease Agreement") to renew the land and property leases transactions contemplated thereunder for the period from 1 January 2014 to 31 December 2016. Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Yangcheng Land and Property Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and historical figures. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively and shall be repaid quarterly.

   In view of the expected increase in the areas of the leased property under the Property Lease Agreement, the annual caps under the Property Lease Agreement in respect of the two years ending 31 December 2016 will become insufficient. Accordingly, the Company and CSAHC entered into a supplemental agreement to the Property Lease Agreement to slightly revise the annual caps for the two years ending 31 December 2016 to RMB40,270,700 (original cap of RMB40,114,700) and RMB40,348,700 (original cap of RMB40,114,700), respectively.

For the year ended 31 December 2016, the rents for property lease and land lease incurred by the Group amounted to RMB40,348,700 and RMB63,582,200, respectively pursuant to the Lease Agreements.

On 16 December 2016, the Company and CSAHC have entered into a new property and land lease framework agreement (the "Property and Land Lease Framework Agreement") to renew the land and property leases transactions contemplated under the Lease Agreements for the period from 1 January 2017 to 31 December 2019. Pursuant to the Property and Land Lease Framework Agreement, CSAHC agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company. The annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Zhonglian Yangcheng Asset Appraisal Co., Ltd. taking into account the prevailing market rental for properties located at similar locations and historical figures. The maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB130 million.

(5) Acquisition of 100% equity interests in SAIETC

On 2 February 2016, the Company and CSAHC entered into the share transfer agreement (the "Share Transfer Agreement"), pursuant to which the Company agreed to purchase and CSAHC agreed to sell 100% equity interests in SAIETC at the consideration of RMB400,570,400. The consideration of RMB400,570,400 is determined after an arm's length negotiation between the parties in accordance with prevailing market conditions and after taking into account, inter alia, the net asset value of SAIETC and the appraisal value of 100% equity interests in SAIETC as of 30 June 2015, net of decrease of net asset resulting from events after balance sheet date (including profit distribution and long-term equity investment).

The Company believes that the acquisition can assist the Group to strengthen procurement management of aircraft, flight equipment and other airlines-related facilities, lower management risk; assist the Company to streamline its relationship with trading companies so as to reduce connected transactions. With SAIETC's experience in tendering and agency services, SAIETC will be developed into a centralised platform for procurement activities of the Group, that enhances concentration and efficiency of procurement activities.

(6) Capital Increase Agreement

On 23 December 2016, the Company entered into the Capital Increase Agreement (the "Capital Increase Agreement") with CSAHC, Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Guangzhou Nanland Air Catering Company Limited ("Nanland Company"), under which each party agreed that each of the Company and CSAHC can increase the capital of Finance Company, up to RMB500 million in total. RMB348,597,550 of such capital increase will be used to increase the registered capital from RMB724,329,500 to RMB1,072,927,050, while RMB151,402,450 will be used to increase the capital reserve of Finance Company. Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland Company (non-wholly owned subsidiary of the Company) agreed to waive their rights to make capital contributions. The amounts of capital increase to the Finance Company were determined by each party through fair negotiation with reference to (among other things) the net assets of Finance Company on 31 May 2016 and current shareholding ratio of each party in Finance Company.

Upon the completion of capital increase, the equity interest held by CSAHC in the Finance Company would remain at 66.022% while the equity interest held by the Company in the Finance Company would increase from 21.089% to 25.277%.

The Company considers that the entering into the Capital Increase Agreement and the capital increase will enhance the finance conditions and therefore the development of the Finance Company and allow the Finance Company to further expand its business. The Company would also be able to share the benefit from the Finance Company's profits by holding 25.277% equity interest directly, and 8.701% equity interest indirectly through its four subsidiaries, in the Finance Company.

(7) Acquisition of Property in the PRC

On 15 December 2016, Hainan Branch of the Company (as the purchaser) entered into the Sale and Purchase Agreement with China Southern Air Sanya Property Development Co., Ltd (the "Vendor"), under which the Company agreed to purchase a property at the total consideration of RMB56,089,800 (equivalent to HK$64,953,591). The property includes whole 4th floor of China Southern Air Sanya Headquarter Building located at No.360-2 Yingbin Road, Kedong District, Sanya, Hainan Province, the PRC with a gross floor area of approximately 2,123.5 square meters (the "Property").

The consideration for the Property acquisition was determined after arm's length negotiations between the Company and the Vendor, with reference to (i) the prevailing selling prices of other presale units of the development in which the Property forms part of, in the open market of Sanya; (ii) the similar types (for office purpose) of properties located in the same areas in Sanya; and (iii) the agreed 15% discount provided by the Vendor to the Company. The consideration also included the taxes and renovation costs.

The Vendor is a wholly-owned subsidiary of CITIC China Southern Air Construction Development Co., Ltd. which is owned as to 49% by CSAHC. CSAHC is the controlling shareholder of the Company and therefore the Vendor is a connected person of the Company under the Listing Rules.

Since the Property is situated at the city centre of Sanya and a new commercial business district established by the Sanya municipal government, the Company believes that acquiring the Property with such geographical advantages as its office can not only meet the needs of future production development, but also realign its office premises with the Company's brand and image. The Property Acquisition will also strengthen the Company's strategic cooperation with the Sanya municipal government.

The Company has confirmed that the execution and enforcement of the implementation agreements under the continuing connected transactions set above for the year ended 31 December 2016 has followed the pricing principles of such continuing connected transactions.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on normal commercial terms or better; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditor of the Company was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued their unqualified letter containing their conclusions in respect of the above-mentioned continuing connected transactions in accordance with the Rule 14A.56 of the Listing Rules, indicating that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board.

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d) with respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Certain related party transactions as disclosed in note 49 to the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

DONATIONS

For the year ended 31 December 2016, the Group made donations for charitable purposes amounting to RMB11.26 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2016, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

MATERIAL LITIGATION

Save as disclosed in note 52 to the financial statements, as at 31 December 2016, the Group was not involved in any material litigation.

SUBSEQUENT EVENTS

On 27 March 2017, according to the authorisation under the general mandate approved by the 2015 annual general meeting and as approved by the Board, the Company entered into the Subscription Agreement with American Airlines, Inc. (the "AAI"), pursuant to which the AAI has agreed to subscribe for 270,606,272 new H Shares of the Company (the "Subscription"), at the subscription price of HK$1,553.28 million, representing a issue price of HK$5.74 per share. The Subscription is subject to the approval of relevant authorities.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting, U.S. Financial reporting and internal control reporting for the year 2017 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2017.

By order of the Board
Wang Chang Shun
Chairman

Guangzhou, the PRC
30 March 2017

Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

I. CHANGE IN SHARE CAPITAL

(I) Changes in Shareholdings

Unit: Share

	31 December 2015		Increase/(decrease) in 2016		31 December 2016	
	Shares	(%)	Shares	(%)	Shares	(%)
I. Shares subject to trading restrictions	0	0	0	0	0	0
II. Shares not subject to trading restrictions						
1. RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	71.53
2. Foreign listed shares	2,794,917,000	28.47	0	0	2,794,917,000	28.47
Total	9,817,567,000	100	0	0	9,817,567,000	100
III. Total number of shares	9,817,567,000	100	0	0	9,817,567,000	100

(II) Description of change in shares

During the reporting period, there were no changes in the total number of shares and share structure of the Company.

II. ISSUANCE AND LISTING OF SHARES

(I) Securities issuance during the reporting period

Unit: RMB Million

Type of securities and derivatives	Issuance date	Issuance price (or interest rate)	Amount issued	Listing date	Amount approved for public trading	Ending date of transaction
Corporate Bonds	3 March 2016	2.97%	5,000	24 March 2016	5,000	3 March 2019
Corporate Bonds	25 May 2016	3.12%	5,000	28 June 2016	5,000	25 May 2021

(II) Changes in the total number of shares, shareholder structure and assets and liabilities structure of the Company

During the reporting period, there were no bonus shares, rationed shares or such other reasons leading to a change in the total number of shares and shareholder structure of the Company.

(III) Existing internal staff shares

As at the end of the reporting period, the Company had no internal staff shares.

III. PARTICULARS OF SHAREHOLDERS

(I) Number of shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 288,580. As at 28 February 2017, total number of ordinary shareholders of the Company was 265,156.

(II) Particulars of shareholdings

1. *Particulars of the top ten shareholders*

Unit: share

Name of the shareholder	Capacity	Increase/ (decrease) during the reporting period	Number of shares held at the end of reporting period	Shareholding percentage at the end of reporting period	Number of shares subject to trading restrictions	Number of shares pledged or frozen
CSAHC	Stated-owned legal entity	0	4,039,228,665	41.14	0	Nil
HKSCC (Nominees) Limited	Overseas legal entity	293,000	1,749,459,988	17.82	0	Unknown
Nan Lung Holding Limited	Stated-owned legal entity	0	1,033,650,000	10.53	0	Nil
China Securities Finance Corporation Limited	Stated-owned legal entity	30,009,024	267,619,382	2.73	0	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd.	Stated-owned legal entity	(5,000,000)	70,000,000	0.71	0	Unknown
Central Huijin Investment Ltd.	Stated-owned legal entity	0	64,510,900	0.66	0	Unknown
China National Aviation Corporation (Group) Limited	Stated-owned legal entity	0	49,253,400	0.50	0	Unknown
National Social Security Fund 118	Domestic Non-state-owned legal entity	35,541,205	37,919,905	0.39	0	Unknown
Industrial and Commercial Bank of China-SSE 50 Trading – Index Securities Investment Open-ended Fund	Domestic Non-state-owned legal entity	26,046,095	26,046,095	0.27	0	Unknown
Yinhua Fund – Agricultural Bank of China–Yinhua CSI Financial Assets Management Scheme	Domestic Non-state-owned legal entity	25,425,500	25,425,500	0.26	0	Unknown

2. *Particulars of the top ten shareholders holding the Company's tradable shares not subject to trading restrictions*

Unit: Share

Name of Shareholder	Number of tradable shares not subject to trading restrictions	Type of shares
CSAHC	4,039,228,665	RMB-denominated ordinary shares
HKSCC (Nominees) Limited	1,749,459,988	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
China Securities Finance Corporation Limited	267,619,382	RMB-denominated ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd.	70,000,000	RMB-denominated ordinary shares
Central Huijin Investment Ltd.	64,510,900	RMB-denominated ordinary shares
China National Aviation Corporation (Group) Limited	49,253,400	RMB-denominated ordinary shares
National Social Security Fund 118	37,919,905	RMB-denominated ordinary shares
Industrial and Commercial Bank of China-SSE 50 Trading – Index Securities Investment Open-ended Fund	26,046,095	RMB-denominated ordinary shares
Yinhua Fund – Agricultural Bank of China–Yinhua CSI Financial Assets Management Scheme	25,425,500	RMB-denominated ordinary shares
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung Holding Limited is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.	

IV. THE CONTROLLING SHAREHOLDER OR ACTUAL CONTROLLER

1. Information of the controlling shareholders

During the reporting period, there were no change in the controlling shareholder or actual controller of the Company.

Name	Responsible person or legal representative	Date of Establishment	Major business operation	Ownership of other domestic and overseas listed companies controlled or invested during the reporting period	Reputation
CSAHC	Wang Chang Shun	11 October 2002	To operate all the state-owned assets and state-owned equities being invested into CSAHC and its joint stock companies	TravelSky Technology Limited (shareholding of 11.94%)	Favorable

2. Information of de facto controllers

The chart below indicates the ownership and controlling relationship between the Company and de facto controllers:


State-owned Assets Supervision and Administration Commission of the State Council
100%
China Southern Air Holding Company
41.14%
100%
Nan Lung Holding Limited
100%
10.53%
TravelSky Technology (Hong Kong) Limited
100%
Yazhou Travel Investment Company Limited
0.32%
China Southern Airlines Company Limited

3. Other information of the controlling shareholder and actual controllers

CSAHC was established on 11 October 2002 and is a large-scale state-owned air transportation group with China Southern Airlines (Group) Company as its main core entity, together with Xinjiang Airlines Company and China Northern Airlines Company. CSAHC is one of the three core air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission which specializes in relevant industries including air transportation and cargo logistics, aero engines maintenance, financing, construction and development and media and advertising.

The strategic position of the CSAHC is to develop into an internationally competitive aviation transportation group with sustainable profitability. Insisting on maintaining its core values of "Customer First, Respecting Talents, Pursuit of Excellence, Continuous Innovation and Favourable Return" while maintaining its vibrant vision and mission of becoming a major world-class airlines, the number one choice for travellers and highly respected by its staff and employees, CSAHC works to continually enhance its service brand to be the very best in China, the first-rate across Asia and well-known in the world.

V. OTHER CORPORATE SHAREHOLDERS WITH MORE THAN 10% SHAREHOLDING

Currency: HKD

Name of corporate shareholders	Responsible person or legal representative	Date of Establishment	Organisation code	Registered capital	Major business operation or management activities
Nan Lung Holding Limited	Wang Jian Jun	September 1992	Not applicable	1,674,497,600	Investment holding

VI. DISCLOSURE OF INTERESTS

As at 31 December 2016, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the "Shares") and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Types of Shares	Number of Shares held	% of the total issued A Shares of the Company	% of the total issued H Shares of the Company	% of the total issued share capital of the Company
CSAHC (Note)	Beneficial owner	A Shares	4,039,228,665 (L)	57.52%	/	41.14%
	Interest of controlled corporations	H Shares	1,064,770,000 (L)	/	38.10%	10.85%
		Sub-total	5,103,998,665 (L)	/	/	51.99%
Nan Lung Holding Limited Nan Lung (Note)	Beneficial owner Interest of controlled corporations	H Shares	1,064,770,000 (L)	/	38.10%	10.85%

Note:

CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

Save as disclosed above, as at 31 December 2016, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

I. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I) Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

As at the end of the reporting period, the directors, supervisors and senior management of the Company were as follows:

Name	Position	Gender	Age	Appointment date for the term of office	Expiry date for the term of office	Number of Shares held as at the beginning of the reporting period (shares)	Number of Shares held as at the end of the reporting period (shares)	Increase or Decrease of Shares during the year (shares)	The total remuneration before tax received from the Company during the reporting period (RMB'0000)	Had received remuneration from related party of the Company
Directors										
Wang Chang Shun	Chairman of the Board	Male	59	27 May 2016	To date	0	0	0	0	Yes
	Non-executive Director			27 May 2016	To date					
Tan Wan Geng	Vice Chairman of the Board	Male	52	24 January 2013	To date	0	0	0	0	Yes
	Executive Director			15 June 2006	To date	0	0	0	0	Yes
	President			13 January 2009	To date	0	0	0	0	Yes
Yuan Xin An	Non-executive Director	Male	60	30 November 2011	To date	0	0	0	0	Yes
Yang Li Hua	Non-executive Director	Female	61	24 January 2013	To date	0	0	0	0	Yes
Zhang Zi Fang	Executive Director	Male	58	30 June 2009	To date	0	0	0	0	Yes
	Executive Vice President			27 December 2007	To date	0	0	0	0	Yes
Li Shao Bin	Executive Director	Male	52	24 January 2013	To date	0	0	0	76.9	No
Ning Xiang Dong	Independent Non-executive Director	Male	51	29 December 2010	To date	0	0	0	15	No
Liu Chang Le	Independent Non-executive Director	Male	65	30 November 2011	To date	0	0	0	15	No
Tan Jin Song	Independent Non-executive Director	Male	52	26 December 2013	To date	0	0	0	15	No
Guo Wei	Independent Non-executive Director	Male	54	30 June 2015	To date	0	0	0	15	No
Jiao Shu Ge	Independent Non-executive Director	Male	51	30 June 2015	To date	0	0	0	15	No
Supervisors										
Pan Fu	Chairman of the Supervisory Committee	Male	54	29 December 2010	To date	0	0	0	0	Yes
Li Jia Shi	Supervisor	Male	55	30 June 2009	To date	0	0	0	84.4	No
Zhang Wei	Supervisor	Female	50	25 June 2008	To date	0	0	0	0	Yes
Yang Yi Hua	Supervisor	Female	56	16 June 2004	To date	0	0	0	0	No
Wu De Ming	Supervisor	Male	58	26 December 2013	To date	0	0	0	54.6	No
Senior Management										
Xiao Li Xin	Chief Accountant, Chief Financial Officer	Male	50	27 March 2015	To date	0	0	0	66.3	Yes
Ren Ji Dong	Executive Vice President	Male	52	7 May 2009	To date	0	0	0	84.3	No
Guo Zhi Qiang	COO Marketing & Sales	Male	53	27 September 2012	To date	0	0	0	76.8	No
Wang Zhi Xue	Executive Vice President	Male	56	3 August 2012	To date	0	0	0	144.4	No
Li Tong Bin	Chief Engineer	Male	55	30 April 2014	To date	0	0	0	86.4	No
	Executive Vice President			14 September 2015	To date					
Su Liang	Chief Economist	Male	54	27 December 2007	To date	0	0	0	13	No
Chen Wei Hua	Chief Legal Adviser	Male	50	16 June 2004	To date	0	0	0	77	No
Xie Bing	Secretary to the Board	Male	43	26 November 2007	To date	0	0	0	76.5	No
Feng Hua Nan	COO Flight Safety	Male	54	15 August 2014	To date	0	0	0	140.8	No

Notes:

1) The 7th session of the Board and Supervisory Committee have expired on 26 December 2016. The re-election and appointment has been postponed. For details, please refer to the Announcement of China Southern Airlines on Re-election and Appointment of Members of the Board and the Supervisory Committee published by the Company on 23 December 2016;

2) Mr. Wang Zhi Xue, an Executive Vice President and Mr. Feng Hua Nan, the COO Flight Safety also served as pilots, and their remunerations were inclusive of crew allowance;

3) Mr. Su Liang, the Chief Economist, was designated to Skyteam, therefore he didn't receive any remuneration from the Company, and the Company paid applicable insurance and housing fund for him;

4) Ms. Yang Yi Hua, a Supervisor, has been retired in September 2015 therefore she didn't receive any remuneration from the Company during the reporting period;

5) Mr. Xiao Li Xin, the Chief Accountant and Chief Financial Officer, began to receive remuneration from CSAHC since November 2016 and his remuneration disclosure period starting from January 2016 to October 2016;

6) On 4 January 2017, Directors of the Company agreed unanimously to appoint Mr. Zhang Zheng Rong as COO of the Company, Mr. Yang Ben Sen as Chief Pilot and Guo Jian Ye as Chief Service Officer. Mr. Wang Zhi Xue was not Chief Pilot of the Company since then.

During the reporting period, the current Directors, Supervisors and Senior Management or the Directors, Supervisors and Senior Management who resigned during the reporting period has not held or dealt with shares of the Company.

As at 31 December 2016, none of the Directors, Chief Executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

(II) Other positions held in other Companies by Directors, Supervisors and Senior Management

1. *Positions held in shareholder entities*

Name	Name of entities	Position	Appointment date	Expiry date
Wang Chang Shun	China Southern Air Holding Company	Chairman, Party Secretary	6 December 2016	To date
Tan Wan Geng	China Southern Air Holding Company	President, Director, Deputy Party Secretary	6 December 2016	To date
Yuan Xin An	China Southern Air Holding Company	Party Leadership Group Member, Executive Vice President, Chief Legal Adviser	28 September 2007	To date
Yang Li Hua	China Southern Air Holding Company	Party Leadership Group Member, Executive Vice President	22 May 2009	8 July 2016
Zhang Zi Fang	China Southern Air Holding Company	Deputy Party Secretary, Executive Vice President	26 August 2016	To date
Pan Fu	China Southern Air Holding Company	Party Leadership Group Member, Team Leader of the Discipline Inspection Commission	27 October 2010	To date
Xiao Li Xin	China Southern Air Holding Company	Party Leadership Group Member, Chief Accountant	11 October 2016	To date
Zhang Wei	China Southern Air Holding Company	Director of the Audit Division	8 October 2007	To date

2. *Positions held in other entities*

Name of position holder	Name of other entities	Position(s) held in other entities
Yuan Xin An	Guangzhou Southern Airlines Construction Company Limited	Chairman
	MTU Maintenance Zhuhai Company Limited	Chairman
	Shenzhen Air Catering Company Limited	Chairman
	TravelSky Technology Limited	Non-executive director
	China Aircraft Services Limited	Director
Yang Li Hua	China Southern Airlines Group Ground Services Company Limited	Chairman
	Southern Airlines Culture and Media Company Limited	Chairman
	China Southern Airlines Group Property Management Company Limited	Chairman
Zhang Zi Fang	China Southern Airlines Henan Airlines Company Limited	Chairman
	China Air Transport Association	Vice Director General
	Guangdong Lingnan Culture Development Foundation	Vice Director General
Li Shao Bin	Guangzhou Southern Airlines Project Supervision Co., Ltd	Chairman
	Guangdong Southern Airlines Pearl Service Co;, Ltd.	Chairman
Ning Xiang Dong	Sichuan Changhong Electric Company Limited	Independent director
	Aerospace Hi-Tech Holding Group Company Limited	Independent director
	Yango Group Company Limited	Independent director
	Weichai Power Company Limited	Independent director
	Sinopec Sales Company Limited	Independent director
Liu Chang Le	Phoenix Satellite Television Holdings Limited	Chairman and CEO
Tan Jin Song	Guangzhou Hengyun Enterprises Holdings Limited	Independent director
	Poly Real Estate Company Limited	Independent director
	Welling Holding Limited	Independent non-executive director
	Shanghai RAAS Blood Products Co., Ltd.	Independent director
	Zhuhai Huafa Industrial Company Limited	Independent director
Guo Wei	Digital China Holdings Limited	Chairman
	Digital China Group Co., Ltd.	Chairman
	Digital China Information Service Company Limited	Chairman
	Kosalaki Investments Limited	Director
	Beijing Shougang Fund Co.,Ltd	Director
Jiao Shu Ge	CDH China Management Company Limited	Director and President
	Fujian Nanping Nanfu Battery Company Limited	Chairman
	Hainan Clear water Bay Tourism Company Limited	Chairman
	Hainan Aloha Hotels Company Limited	Chairman
	Shanghai Qing Chen Real Estate Development Company Limited	Chairman
	Shanghai Maitai Jun'Ao Biological Technology Co., Ltd (formerly as Shanghai Bai An Yi Xing Investment Company Limited)	Chairman
	Shanghai Hightech Pharmaceutical Company Limited	Chairman
	Shanghai Zhangjiang Biotechnology Company Limited	Chairman
	Shanghai Mai Tai Ya Bo Biotechnology Company Limited	Chairman
	Shanghai Biomabs Pharmaceuticals Co., Ltd.	Chairman
	Taizhou Mabtech Pharmaceutical Co., Ltd.	Chairman
	Taizhou Mabtech Biological Technology Co., Ltd	Chairman
	Henan Shuanghui Investment & Development Company Limited	Vice Chairman
	Inner Mongolia Hetao Spirit Group Company Limited	Vice Chairman
	CDH Equity Investment Management (Tianjin) Company Limited	Director
	Beijing Taiyang Pharmaceutical Industry Company Limited	Director
	Henan Luohe Shineway Industry Group Company Limited	Director
	Shine C Holding Limited	Director
	WH Group Limited	Director
	United Global Food (US) Holdings,Inc	Director
	Smithfield Foods,Inc	Director

Name of position holder	Name of other entities	Position(s) held in other entities
	Rotary Vortex Ltd	Director
	Joyoung Company Limited	Director
	Chery Automobile Company Limited	Director
	Mabtech Limited	Director
	Mabtech Holdings Limited	Director
	GeneMab Limited	Director
	China Mengniu Dairy Company Limited	Independent director
	Tianjin Guan Jing Investment Advisory Company Limited	Chairman
	Plymouth Hainan Pharmaceutical Company Limited	Director
	Shanghai Haimozexin Pharmaceutical Technology Development Company Limited	Director
	Shanghai Haimo Biotechnology Company Limited	Director
	Beijing Dongfanglue Biomedical Technology Co., Ltd.	Director
	Tianjin Wei Yuan Investment Management Company Limited	Executive Director
	Ningbo Economic and Technological Development Zone	Executive Director and General Manager
	Ningbo Economic and Technological Development Zone Xu Bo Investment Advisory Company Limited	Executive Director and General Manager
	Ningbo Yafeng Electric Products Co., Ltd.(Formerly as Fujian Nanping Dafeng Electric Products Co., Ltd.)	Executive Director and General Manager
	Ningbo Akin Electronic Technology Co., Ltd.,	Director, General Manager
	Beijing Yuanbo Hengrui Investment Consultation Cp., Ltd	Director, Manager
	Shenzhen DH Venture Capital Investment Management Co., Ltd	Director
Li Jia Shi	Southern Airlines Culture and Media Company Limited	Vice Chairman
Zhang Wei	Southern Airlines Group Finance Company Limited	Chairman of Supervisory Committee
	Southern Airlines Culture and Media Company Limited	Chairman of Supervisory Committee
	MTU Maintenance Zhuhai Co., Ltd.	Supervisor
	Guangzhou Southern Airlines Construction Company Limited	Director
Yang Yi Hua	Guangzhou Southern Airlines Supervision of Construction Company Limited	Supervisor
	Guangzhou Air Cargo Terminals Company Limited	Chairman of Supervisory Committee
Xiao Li Xin	Guangzhou Air Cargo Terminals Company Limited	Director
	Shantou Airlines Company Limited	Chairman
	Guizhou Airlines Company Limited	Chairman
	Xiamen Airlines Company Limited	Director
	China Southern Airlines Overseas (Hong Kong) Company Limited	Director
Guo Zhi Qiang	China Soutnern Jia Yuan (Guangzhou) Air Products Co., Ltd.	Chairman
	Guangzhou Nanland Air Catering Company Limited	Chairman
	Guangzhou Baiyun International Logistic Company Limited	Chairman
	Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited	Chairman
Wang Zhi Xue	Zhuhai Airlines Company Limited	Chairman
Li Tong Bin	Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.	Chairman
	Southern Airlines Group Import and Export Trading Company Limited	Chairman
	Guangzhou Aircraft Maintenance Engineering Company Limited	Chairman
Su Liang	Sichuan Airlines Company Limited	Director
Chen Wei Hua	Xiamen Airlines Company Limited	Director
Feng Hua Nan	Zhuhai Xiang Yi Aviation Technology Company Limited	Chairman
	China Southern West Australian Flying College Pty Ltd.	Chairman
	China Southern Airlines General Aviation Limited	Chairman

(III) Changes in Directors, Supervisors and Senior management

During the reporting period, changes in the directors, supervisors and senior management were as follows:

Name	Position	Change	Reason of change
Wang Chang Shun	Non-executive Director	Elected	Wang Chang Shun was appointed as non-executive director on the 2015 annual general meeting as at 27 May 2016
Wang Chang Shun	Chairman	Elected	Wang Chang Shun was elected as the chairman by a resolution of the Board as at 27 May 2016
Wang Zhi Xue	Chief Pilot	Removed	Removed

(IV) Changes of Information of Directors and Supervisors under Rule 13.51B(1) of Listing Rules

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2016 interim report:

1. Mr. Wang Chang Shun, the Company's non-executive Director, served as Chairman of CSAHC;

2. Mr. Tan Wan Geng, the executive Director of the Company, served as President and Director of CSAHC;

3. Mr Zhang Zi Fang, the Company's executive Director, served as Executive Vice President of CSAHC; and

4. Mr Yuan Xin An, the Company's non-executive Director, served as a member of the 13th CPPCC of Guangzhou Municipal Committee, and resigned as the Chairman of SAIETC and Dalian Acacia Town Villa Co., Ltd.;

5. Mr. Guo Wei, the Company's independent non-executive Director, resigned as the non-executive director of HC International, Inc..

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

(V) Changes in the number of Share held by Directors, Supervisors and Senior Management and their remuneration

The Directors, Supervisors and Senior Management of the Company received remuneration annually. Remuneration of Directors and Supervisors are adjusted and paid pursuant to Administrative Measures on Remuneration of Directors of China Southern Airlines Company Limited and Administrative Measures on Remuneration of Supervisors of China Southern Airlines Company Limited approved at the shareholders' meeting. Remuneration of Senior Management are adjusted and paid pursuant to Administrative Measures on Remuneration of Senior Management and approval of the Board.

During the reporting period, the total remuneration before tax received from the Company by directors, supervisors and senior management amounted to RMB10,564,000 (2015: RMB11,449,000)

The emolument policy of the Directors and senior management of the Company are recommended by the Remuneration and Assessment Committee to the Board, having regard to the Group's operating results, individual performance and comparable market statistics in accordance with the above-mentioned Administrative Measures on Remuneration of Directors and Administrative Measures on Remuneration of Senior Management of the Group.

Details of the remuneration of the Directors, Supervisors and senior management of the Group are set out in note 49 and note 57 to the financial statements prepared under IFRSs.

Details of other employees' retirement and housing benefits are set out in notes 14 and 49 to the financial statements prepared under IFRSs.

Remuneration Band	Number of Senior Management	
HK$	2016	2015
0-500,000	1	3
500,001-1,000,000	5	6
1,000,001-1,500,000	1	3
1,500,001-2,000,000	2	0
Total	9	12

(VI) Service Contracts of the Directors and Supervisors

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

During the year ended 31 December 2016, none of the totals or supervisors has any material interests in any significant contract to which the Company or its subsidiaries was a party.

(VII) Profiles of Current Directors, Supervisors and Senior Management

Directors

Wang Chang Shun, male, aged 59, graduated from University of Science and Technology of China majoring in management science and engineering with PHD degree and is a member of Communist Party of China ("CPC"). He began his career in February 1976. He has acted as Vice Director and Director of aeronautical meteorology supervision department of CAAC Urumqi Administration, Vice President and a member of standing committee of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration) and then as Party Secretary and Vice President of Xinjiang Airlines (Vice Chairman of CAAC Urumqi Administration). In November 2000, he acted as general manager and Deputy Party Secretary of the Company. In April 2001, he also acted as the Vice Chairman of the Company; in September 2002, he acted as Vice President and Party member of CSAHC and also as Vice Chairman, President and Deputy Party Secretary of the Company. In August 2004, he served as Deputy Director and Party member of Civil Aviation Administration of China. In March 2008, he acted as Deputy Director and Party member (at the level of deputy director) of Civil Aviation Administration of China. In October 2011, he was appointed as general manager and Deputy Party Secretary of CSAHC and in January 2012 he also was appointed as the Chairman of Air China International Corporation. He was appointed as Vice Minister and Party Leadership Group Member of Ministry of Transport in January 2014, general manager and Deputy Party Secretary of CSAHC from February 2016 to May 2016, general manager and Deputy Party Secretary of CSAHC and Chairman of the Company from May 2016 to December 2016. Since December 2016, he has been Chairman, Party Secretary of CSAHC and Chairman of the Company. He is also a deputy to the 12th National People's Congress.

Tan Wan Geng, male, aged 52, graduated from Zhongshan University, majoring in regional geography, with qualification of a Master's; degree. He is an economist and a member of CPC. Mr. Tan began his career in August 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation from 1992 to 1996. He served as the Deputy Director General of Human Resources Division of the CAAC from May 1996 to September 1998. Mr. Tan served as the Deputy Director General of Personnel and Education Division of the CAAC from September 1998 to December 2000. He had been the Director General and Party Secretary of the CAAC Northeastern Region from December 2000 to January 2006, and became the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007. He has been the Director of the Company since June 2006. He had been the Party Member of CSAHC and the Party Secretary and Executive Vice President and Director of the Company from February 2007 to January 2009. He had been the Party Member of CSAHC and the President, the Party Secretary and the Director of the Company from January 2009 to February 2009. He had been the Party Member of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from February 2009 to May 2011. He had been the Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Director of the Company from May 2011 to January 2013. He was the Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company from January 2013 to December 2016. Since December 2016 to date, Mr. Tan has been the President, Director and Deputy Party Secretary of CSAHC and the President, the Deputy Party Secretary and the Vice Chairman of the Board of the Company. Mr. Tan has been a member of the 11th CPC Guangdong Provincial Committee since January 2016.

Yuan Xin An, male, aged 60, graduated from Air Force Engineer University in Xi'an, majoring in Aeronautical Machinery, and is a senior engineer. Mr. Yuan is a CPC member and began his career in December 1976. He served as the Chief Inspector of Quality Supervision Division of Maintenance Factory of Guangzhou Bureau of the Civil Aviation Administration, the Manager of Inspection and Vice Director of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from 1987 to 1997. He was the Vice President of Engineering Department of the Company from April 1997 to October 1998. Mr. Yuan then served as the Vice President of the Guangzhou Aircraft Maintenance Engineering Co., Ltd. from October 1998 to November 2000. He became the Chief Engineer and the General Manager of Engineering Department of the Company from November 2000 to April 2002. He was then the Standing Member of Party Committee and the Vice President of the Company from April 2002 to February 2007. He served as the Assistant of President of CSAHC and was also the Standing member of Party Committee and the Executive Vice President of the Company from February 2007 to December 2007. He has been the Party Member and the Executive Vice President of CSAHC since September 2007, and has held a concurrent post of Chief Legal Adviser of CSAHC since July 2008. Since November 2011, Mr. Yuan has been the Director of the Company. For now, he is also appointed as the Chairman of Guangzhou Southern Airlines Construction Company Limited, Chairman of MTU Maintenance Zhuhai Co., Ltd., and Chairman of Shenzhen Air Catering Co., Ltd., and also non-executive Director of TravelSky Technology Limited and Director of China Aircraft Services Limited. Mr. Yuan has been a standing member of the 13th CPPCC Guangdong Provincial Committee since December 2016.

Yang Li Hua, female, aged 61, graduated with a Master degree from the Party School of the Central Committee of CPC majoring in economics. Ms. Yang is a CPC member who began her career in February 1973. She served as the Deputy Head of In-flight Service Team of the Chief Flight Corps Team of the Beijing Bureau of Civil Aviation Administration and the Head of the In-flight Service Team, Manager of In-flight Service Division of Air China International Corporation from 1984 to 1995. She served as the Deputy Head of the Chief Flight Team of Air China International Corporation from July 1995 to September 2000. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division and Party Secretary of Air China International Corporation from September 2000 to October 2002. She was the Vice President of Air China International Corporation from October 2002 to September 2004. After that, she served as Standing Member of Party Committee and the Vice President of Air China Limited from September 2004 to May 2009. From May 2009 to July 2016, Ms. Yang had been the Party Member and Vice President of CSAHC. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 2013, Ms. Yang has been the Director of the Company. For now, she also acts as Chairman of GSC, Chairman of SACM and Chairman of China Southern Airlines Group Property Management Company Limited.

Zhang Zi Fang, male, aged 58, graduated with a college degree from foundation science profession for Party administrative cadres of Liaoning University. While Mr. Zhang was at work, he obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang is a CPC member and began his career in February 1976. He served as Deputy Commissar of the China Northern Airlines Company as well as the Deputy Commissar of the Office, Deputy Commissar of Shenyang Flight Team from 1993 to 2000. He served as the Party Secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch from 2000 to 2003. He had been the Director of Political Works Department of CSAHC from October 2003 to February 2005. Subsequently, Mr. Zhang was appointed as the Deputy Party Secretary and Secretary of the Commission for Discipline of the Company from February 2005 to December 2007. He had been the Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. He was the Party Secretary and the Vice President of the Company from February 2009 to August 2011. Mr. Zhang has been the Director of the Company since June 2009. He had been the Party member of CSAHC and the Party Secretary, the Vice President and the Director of the Company from August 2011 to April 2016. He had acted as the Party Member of the CSAHC and the Director, Party Secretary, the Vice President of the Company as well as the Director and Chairman of Henan Airlines from April 2016 to August 2016. Mr. Zhang has been Deputy Party Secretary, Vice President of CSAHC and Director, Party Secretary, the Vice President of the Company as well as the Director and Chairman of Henan Airlines since August 2016. For now, he also serves as Vice Director General of China Air Transport Association and Guangdong Lingnan Culture Development Foundation.

Li Shao Bin, male, aged 52, graduated with a college degree from Chinese Language and Literature of Xiangtan Teachers' College. While Mr. Li was at work, he obtained a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li is a CPC member and began his career in July 1984. He served as the Deputy Director of Promotion Division of Political Department of the Guangzhou Bureau of Civil Aviation Administration, the Director of Promotion Department of the Company and the Deputy Director of Promotion Department of the China Southern Airlines (Group) Company from 1992 to 1999. He had been the Director of Political Division of Flight Department of the Company from December 1999 to May 2002. Mr. Li was the Deputy Party Secretary of Flight Department and Director of Political Division of the Company from May 2002 to May 2004. Subsequently, he was appointed as the Party Secretary of Guangzhou Flight Operations Division of the Company from May 2004 to March 2006. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to July 2012. Mr. Li has been the Chairman of the Labour Union of the Company since July 2012 and the Director of the Company since January 2013. For now, Mr. Li also serves as the Chairman of Guangzhou Southern Airlines Project Supervision Co., Ltd. and Guangdong Southern Airlines Pearl Service Co., Ltd.

Ning Xiang Dong, male, aged 51, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive deputy director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and the Chinese University of Hong Kong, and the independent director of a number of listed companies including Datang Telecom Technology Co., Ltd., Shantui Construction Machine Co., Ltd., Hong Yuan Securities Co., Ltd. and Goer Tek Inc. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the independent non-executive director of the Company since 29 December 2010. He is also the independent director of a number of listed companies including Aerospace Hi-Tech Holding Group Co., Ltd., Sichuan Changhong Electric Company Limited, Yango Group Co., Ltd. and Weichai Power Co., Ltd as well as the independent director of China Petroleum & Chemical Corporation.

Liu Chang Le, male, aged 65, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary fellow by the United International College, and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include "Wiseman of the Media Industry", "the Most Innovative Chinese Business Leaders in the Asia Pacific Region", "the Most Entrepreneurial Chinese Business Leaders", and has been awarded the "Robert Mundell Successful World CEO Award", the "Man of Year for Asia Brand Innovation Award", the "Person of the Year" award of the Chinese Business Leaders Annual Meeting, the "Business Person of the Year" award of DHL/SCMP Hong Kong Business Awards 2012, the "Outstanding Contribution Award" by 2015 Singapore Asian Television Awards. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival. In 2008, Mr. Liu received the International Emmy Directorate Award granted by International Academy of Television Arts & Sciences. Mr. Liu was appointed as honorary chairman of World Chinese-language Media Cooperation Alliance in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. In 2014, he was appointed as Vice President of the 6th council of The Buddha's Light International Association, Board of Directors of Headquarters. Mr. Liu was a member of the Tenth and the Eleventh National Committee of the Chinese People's Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People's Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People's Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. Mr. Liu was awarded the Silver Bauhinia Star Medal in 2010 and Gold Bauhinia Star Medal in 2016 by the government of the Hong Kong Special Administrative Region. Mr. Liu has been the independent non-executive director of the Company since 30 November 2011.

Tan Jin Song, male, aged 52, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan is a Chinese Certified Public Accountant. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University. Mr. Tan is currently a professor and a doctorate-tutor of the School of Management of Zhongshan University. He is also a member of the MPAcc Education Instruction Committee, a member of China Institute of Internal Audit, Vice President of Guangdong Institute of Certified Public Accountants and a member of China Audit Society. Currently, Mr. Tan also serves as the independent director of Poly Real Estate Company Limited, Guangzhou Hengyun Enterprises Holdings Limited, Shanghai RAAS Blood Products Co., Ltd. and Zhuhai Huafa Industrial Company Limited. In addition, Mr. Tan also acts as the independent non-executive director of Welling Holding Limited. Mr. Tan has been the independent non-executive director of the Company since 26 December 2013.

Guo Wei, male, aged 54, graduated from the Management Faculty of the Management Department of Graduate School of Chinese Academy of Social Sciences (formerly known as the Graduate School of University of Science and Technology of China) with a master degree in Engineering. Mr. Guo has extensive experience in business strategy development and business management. Mr. Guo was an executive director and Senior Vice President of Lenovo Group, Vice Chairman, President and the Chief Executive Officer of Digital China Holdings Limited (Digital China), director of Digiwin Software Co., Ltd. Currently, Mr. Guo serves as chairman of the board of Digital China and directors of a number of subsidiaries and associated companies of Digital China. Mr. Guo also acts as the president of Digital China Group Co., Ltd., Chairman of Digital China Information Service Company Ltd., Director of Kosalaki Investments Limited and Director of Beijing Shougang Fund Co.,Ltd. In addition, Mr. Guo was also a member of the Twelfth National Committee of the Chinese People's Political Consultative Conference, a member of the Fourth Committee of the Advisory Committee for State Informatization and the president of the Sixth Council of Chinese Private Technology Entrepreneur Association. Mr. Guo was the recipient of numerous titles and important awards, among which include Top Ten Outstanding Youths in China (2002), the Future Economic Leaders in China (2003) and the First Session of China Youth Entrepreneurs Management Innovation award (2005), and was rated as one of the TOP 50 Most Influential Business Leaders in China consecutively for 2011, 2012 and 2013 by Fortune (Chinese version). Mr Guo has been the independent non-executive director of the Company since 30 June 2015.

Jiao Shu Ge, male, aged 51, with a Master degree, first graduated from the Control Theory Faculty of the Department of Mathematics of Shangdong University with a bachelor degree, and then graduated from the Systems Engineering Faculty of No. 2 Research Institute of the Ministry of Aerospace Industry with a Master's degree in Engineering. Mr. Jiao has extensive experience in funds management and equity management. Currently, Mr. Jiao is the Director and President of CDH China Management Company Limited (CDH Investments). He was a computer researcher of 710 Research Institute of the former Ministry of Aerospace Industry of China, the Deputy General Manager of Direct Investment Department of China International Capital Corporation Ltd. (CICC) and is the founder of CDH Investments. Mr. Jiao was the non-executive directors of China Yurun Food Group Limited and China Shanshui Cement Group Limited. Currently, he is also the Director of the associated companies of CDH Investments, the independent non-executive director of China Mengniu Dairy Company Limited, the independent non-executive director and Vice Chairman of WH Group Limited, the director of Joyoung Co., Ltd., the Vice President of Henan Shuanghui Investment & Development Co.,Ltd. and the directors of a number of companies including Beijing TaiYang Pharmaceutical Industry Company Limited, Chery Automobile Co., Ltd., Inner Mongolia Hetao Spirit Group Co., Ltd., Fujian Nanping Nanfu Battery Co.,Ltd. and Shanghai Qingchen Real Estate Development Co., Ltd. Mr Jiao has been the independent non-executive director of the Company since 30 June 2015.

Supervisors

Pan Fu, male, aged 54, graduated with a master degree from Chongqing University majoring in Power Systems and Automation, and is a senior engineer. Mr. Pan is a CPC member and began his career in July 1986, and served successively as the Deputy Head of the Planning Department of Electric Power Industry Bureau of Yunnan Province, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and director of Kunming Power Plant, the Deputy Chief Engineer and chief engineer of Yunnan Electric Power Corporation from 1994 to 2003. He served as the deputy director (work as chair) and Director of the Department of Security Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004; served as the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005, and served as the General Manager (legal representative) and Deputy Party Secretary of the Guizhou Power Grid Corporation from January 2005 to November 2007. Mr. Pan served as the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. Mr. Pan has been the party member and team leader of the Discipline Inspection Commission of CSAHC since November 2010 and the supervisor & chairman of the Supervisory Committee of the Company since December 2010.

Li Jia Shi, male, aged 55, graduated from Guangdong Polytechnic Normal University majoring in Economics and Mathematics, and obtained an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is an expert of political science. Mr. Li is a CPC member and began his career in August 1976. He served as the Deputy Head (work as chair) of the Organization Division of the Party Committee of the China Southern Airlines (Group) Company, the party secretary of Guangzhou Nanland Air Catering Company Limited from 1994 to 1999. Mr. Li served as the head of the Organization Division of the Party Committee of CSAHC from December 1999 to December 2003; and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2003 to December 2007. Mr. Li served as a member of the Standing Committee of the CPC, the Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company from December 2007 to February 2012. Mr. Li has been the supervisor of the Company since June 2009. He has been the team deputy leader of the Discipline Inspection Commission of CSAHC, and member of the Standing Committee of the CPC, Secretary of the Disciplinary Committee and Director of the Disciplinary Committee Office, and supervisor of the Company since February 2012. He also serves as the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

Zhang Wei, female, aged 50, has a master degree. She graduated from Tianjin University majoring in Investment Skills and Economics and is a senior accountant. Ms. Zhang is a CPC member and began her career in September 1988. She successively served as the General Manager Assistant of China Southern Airlines (Group) Company, the Deputy General Manager of the Finance Department of the Company, and the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from 1999 to 2006. Ms. Zhang served as the General Manager and the Secretary of CPC General Branch of Southern Airlines Group Finance Company Limited from August 2006 to October 2007; served as the Deputy Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to October 2008. She has been appointed as Supervisor of the Company since June 2008; Since October 2008 till now, she has been the Director of the Audit Division of CSAHC and the Supervisor of the Company. Ms. Zhang has been a part-time Supervisor of the Board of Supervisors of Stated-owned Enterprises dispatched by SASAC on behalf of the State Council to CSAHC since January 2010, and has been a member of the Discipline Inspection Commission of CSAHC since February 2012. For now, she also acts as the Chairman of the Board of Supervisors of Southern Airlines Group Finance Company Limited, Southern Airlines Culture and Media Co., Ltd., Supervisor of MTU Maintenance Zhuhai Co., Ltd. and the Director of Guangzhou Southern Airlines Construction Co., Ltd.

Yang Yi Hua, female, aged 56, has an Economic Administration bachelor degree from Correspondence School under the Party School of the CPC Central Committee. She is an accountant and also a CPC member who began her career in August 1977. From 1996 to 2002, she first acted as Financial Manager of the Company and then Deputy General Manager of CSAHC's Audit Department. Ms. Yang has been the General Manager of the Company's Audit Department from May 2002 to September 2015, and the Supervisor of the Company since June 2004. For now, she is also appointed as Chairman of the Board of Supervisors of Guangzhou Air Cargo Terminals Company Limited and Supervisor of Guangzhou Southern Airlines Supervision of Construction Company Limited.

Wu De Ming, male, aged 58, obtained a university bachelor degree from South China Normal University College of Continuing Education majoring in Political Administration, and is an Administration Engineer. He is a CPC member and began his career in February 1976. From 1991 to 2001, he was first appointed as political section's deputy director of the operation department of the Company, then member of the Party Committee, Deputy Secretary of the Party Committee and secretary of Committee for Discipline Inspection of Guangzhou ticket office of the Company, then Deputy Secretary and Secretary of Party General Branch of the ticket office at the Transportation Department of the Company, and then Secretary of Party General Branch at Passenger Traffic Department of the Transportation Department of the Company. He was appointed as Director of the Disciplinary Supervision Department of CSAHC from March 2001 to December 2003, and General Director of the Supervision Bureau and Chief Officer of Disciplinary Committee Office of CSAHC from December 2003 to April 2009. He has been a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee and Chairman of the Labour Union from April 2009 to November 2015, a member of Party Committee of the Marketing Management Committee of the Company, secretary to the Disciplinary Committee since November 2015 and has been the Supervisor of the Company since December 2013.

Senior Management

Xiao Li Xin, male, aged 50, graduated from Guangdong Academy of Social Sciences with a master degree in Economics and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified senior accountant and a certified public accountant. Mr. Xiao is a CPC member and began his career in July 1991. He served as the General Manager Assistant and Deputy General Manager of the Finance Department of the Company from 1999 to 2002, and served as the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002 to February 2007. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007 to October 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015 to October 2016. From October 2016 till now, he has served as Party member and Chief Accountant of CSAHC and Chief Accountant and Chief Financial Officer of the Company. For now, he also serves as director of Guangzhou Air Cargo Terminals Company Limited, Chairman of Guizhou Airlines, Chairman of Xiamen Airlines, Director of Shantou Airlines as well as Director of China Southern Airlines Overseas (Hong Kong) Co. Ltd.

Ren Ji Dong, male, aged 52, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Aircraft Engine Design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren is a CPC member and began his career in August 1986. Mr. Ren served as the No. 2 Workshop Manager, Deputy Plant Manager and Deputy General Manager of Engineering Department of the aircraft maintenance factory of Urumqi Civil Aviation Administration (Xinjiang Airlines) from 1995 to 2000. He served as the Deputy Director (deputy general manager) and a member of the Standing Committee of the CPC of Urumqi Civil Aviation Administration (Xinjiang Airlines) from January 2000 to December 2001, and a member of the party committee and the Deputy General Manager of Xinjiang Airlines from December 2001 to June 2004, and the Party Secretary and Deputy General Manager of CSAHC Xinjiang Company from June 2004 to December 2004, the Party Secretary and Deputy General Manager of Xinjiang Branch of the Company from January 2005 to February 2015, a member of the Standing Committee of the CPC and the Executive Vice President of the Company from March 2005 to February 2007; a member of the Standing Committee of the CPC of the Company and the General Manager and Deputy Party Secretary of Xinjiang Branch from January 2007 to April 2009. Mr. Ren has been a member of the Standing Committee of the CPC of the Company and the Executive Vice President of the Company since May 2009.

Zhang Zheng Rong, male, aged 54, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job Executive Master of Business Administration (EMBA) degree from Jinan University. He is a CPC member and began his career in February 1982. He serviced as Vice Captain of the Fifth Sub-Flight Corps under Sixth Flight Corps of Civil Aviation Administration, Sub-Captain, Vice Captain and Captain of China Southern Airlines Flight Corps, Vice President of Flight Corps of the Company, Vice Manager of Department of Security Supervision of the Company, as well as General Manager of Guangzhou Flight Division of the Company. In August 2007, he was appointed as Chief Pilot of the Company and General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company. From June to July 2012, he serviced as the Chief Pilot and Director of Aviation Security Department of CSAHC and in July 2012, he serviced as the chief pilot and Aviation Security Minister of China Southern Airlines (Group) Company. From April 2014 to January 2017, he acted as Chief Pilot, Chief Safety Officer and Director of Aviation Security Department of CSAHC. Since January 2017, he has been the Chief Pilot of CSAHC and COO and Director of Duty Office of the Company.

Guo Zhi Qiang, male, aged 53, is an economist who graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo is a CPC member and began his career in January 1981. He successively served as the Xi'an Office manager, Beijing Office manager and General Manager of Transportation Department of Xinjiang Airlines Manager; the Deputy General Manager of Xinjiang Airlines; the Beijing Office Director of CSAHC, the General Manager and the Party Secretary of China Southern Airlines Beijing Office from 1995 to 2004. He served as a member of the Standing Committee of the CPC and the Deputy General Manager of CSAHC Xinjiang Branch from June 2004 to December 2004, a member of the Standing Committee of the CPC and the Deputy General Manager of China Southern Airlines Xinjiang Branch from January 2005 to December 2005. Mr. Guo served as a member of Party Committee and the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer as well as Deputy Party Secretary of Chongqing Airlines Company Limited from February 2008 to May 2009. He served as a member of Party Committee and the Deputy Director of the Commercial Steering Committee of the Company from May 2009 to September 2009, the Director and Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo acted as the COO Marketing and Sales of the Company, the Director and the Deputy Party Secretary of the Commercial Steering Committee of the Company from September 2012 to July 2014. Mr. Guo has been the COO Marketing and Sales of the Company since July 2014. For now, he also serves as Chairman of China Southern Jia Yuan (Guangzhou) Air Products Co., Ltd., Guangzhou Nanland Air Catering Co., Ltd., Guangzhou Baiyun International Logistics Co., Ltd. and Guangzhou China Southern PRC Zhongmian Dutyfree Store Co., Limited.

Wang Zhi Xue, male, aged 56, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting, and obtained an on-job university degree from Civil Aviation Flight University of China majoring in Wingmanship, and is a command pilot. Mr. Wang is a CPC member, and began his career in February 1981. Mr. Wang successively served as the Deputy General Manager and Manager of the Flight Safety Technology Division of Zhuhai Airlines Company Limited, the Senior Flight Instructor of Model B737, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Deputy Chief Pilot and Manager of the Flight Safety Technology Management Division from 1995 to 2002 of Shantou Airlines Company Limited of CSAHC. He also acted as the Deputy General Manager of Shantou Airlines Company Limited from June 2002 to October 2004, and the General Manager of the Flight Management Division of the Company from October 2004 to February 2009, and the General Manager and Deputy Party Secretary of Guangzhou Flight Division of the Company from February 2009 to July 2012. Mr. Wang has been a member of the Standing Committee of the CPC, Executive Vice President and chief pilot of the Company from August 2012 to December 2016. He has been a member of the Standing Committee of the CPC and Executive Vice President of the Company from December 2016 until now. For now, he also serves as Chairman of Zhuhai Airlines.

Li Tong Bin, male, aged 55, has college qualification and graduated from Civil Aviation Institute of China majoring in Maintenance of Aircraft Electrical Equipment. He obtained on-job Master of Business Administration (MBA) from Hainan University and Executive Master of Business Administration (EMBA) form Tsinghua University, and is a senior engineer. Mr. Li is a CPC member and began his career in August 1983, and successively served as the Deputy Head of Technical Division of Aircraft Maintenance Plant, the head of Maintenance Plant and the deputy director of Aircraft Engineering Department (aircraft maintenance base), the Director of Aircraft Engineering Department (aircraft maintenance base) of China Northern Airlines Company, the General Manager of Jilin branch of China Northern Airlines Company from 1994 to 2003. He also acted as the Deputy General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from September 2004 to January 2005, the General Manager and Deputy Party Secretary of Zhuhai Airlines Company Limited from January 2005 to April 2012, and the party secretary and Deputy General Manager of Northern Branch of the Company from April 2012 to April 2014. Mr. Li was the Chief Engineer, General Manager and Deputy Party Secretary of Aircraft Engineering Department of the Company from April 2014 to August 2015. Mr. Li has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager, as well as General Manager and Deputy

Party Secretary of Aircraft Engineering Department of the Company since September 2015 to December 2016. From December 2016 till now, he has been a member of the Standing Committee of the CPC, Executive Vice President and Chief Manager. For now, Mr. Li also serves as Chairman of Shenyang Northern Aircraft Maintenance Co., Ltd., Southern Airlines Group Import and Export Trading Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd.

Yang Ben Sen, male, aged 59, has a college degree from Civil Aviation Flight University of China majoring in Aircraft Piloting. He is a CPC member and began his career in December 1978. He was appointed as Secondary Captain of Sixth Flight Corps of Civil Aviation Administration, Director of Technology Division, Vice Captain and Captain of Flight Corps of Urumqi Civil Aviation Administration as well as General Manager, Deputy Party Secretary of Flight Corps Urumqi Civil Aviation Administration. In January 2002, he serviced as General Manager and Deputy Party Secretary of Flight Department of Xinjiang Airlines and acted as Vice General Manager of CSAHC Xinjiang Company in December 2002. In January 2005, he acted as Party member and Deputy General Manager of Xinjiang Branch of the Company. From July 2005 to January 2017, he was appointed as Party member, Party Secretary and Deputy General Manager of Xinjiang Branch of the Company. Since January 2017, he has been Chief Pilot of the Company.

Su Liang, male, aged 54, graduated from the University of Cranfield, United Kingdom with a master degree majoring in Air Transport Management, and is an engineer. Mr. Su is a CPC member and began his career in December 1981. From 1998 to 2000, he successively served as Deputy General Manager of the Flight Operations Division, Deputy General Manager and Manager of Planning and Management Division of CSAHC Shenzhen Company. Mr. Su was the Secretary to the Board of the Company from July 2000 to December 2003, the Secretary to the Board and Director of Board Secretariat of the Company from December 2003 to November 2005, the Secretary to the Board and Vice Director of Commercial Steering Committee of the Company from November 2005 to February 2006, the Company Secretary and director of Company Secretary Office and Vice Director of Commercial Steering Committee of the Company from February 2006 to January 2007, and the Secretary to the Board and Director of Company Secretary Office from January 2007 to December 2007. Mr. Su has been the Chief Economist of the Company since December 2007. For now, he also serves as Director of Sichuan Airlines.

Chen Wei Hua, male, aged 50, graduated from the School of Law of Peking University with a bachelor degree, who is an economist, a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen is a CPC member and joined the aviation industry in July 1988. He successively served as Deputy Director of CSAHC, Deputy Director of the Office (director of the Legal Department) of the Company and CSAHC from 1997 to 2004. Mr. Chen was the Chief Legal Adviser of the Company and Director of the Legal Department of the Company from June 2004 to October 2008. Mr. Chen has been the General Counsel and General Manager of the Legal Department of the Company since October 2008. For now, he also acts as Director of Xiamen Airlines.

Xie Bing, male, aged 43, with a university degree, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie is a CPC member and began his career in July 1995. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAHC from 2003 to 2007. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007 to December 2009. Mr. Xie has been the Company Secretary and Director of the Company Secretary Office since December 2009.

Feng Hua Nan, male, aged 54, graduated with a college degree from China Civil Aviation Flying College, majoring in Aircraft Piloting, and obtained an on-job master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and an Executive Master of Business Administration (EMBA) from the School of Economics and Management of Tsinghua University. He is a commanding pilot. Mr. Feng is a CPC member and began his career in January 1983. He successively served as the Director of Zhuhai Flight Training Centre of China Southern Airlines (Group) Company and the Deputy General Manager of Flight Operation Division of the Company from 1994 to 1999. He was the General Manager of Flight Safety Technology Department from December 1999 to October 2002, and the General Manager of Flight Technology Management Department of the Company from November 2002 to September 2004. Mr. Feng also served as the Party Secretary and Deputy General Manager of Guizhou Airlines Company Limited from September 2004 to February 2006, and then served as the General Manager and Deputy Party Secretary of Guizhou Airlines Company Limited from February 2006 to July 2014. He has been the COO Flight Safety of the Company since August 2014. For now, he also serves as President of Zhuhai Xiang Yi Aviation Technology Co., Ltd., China Southern Airlines General Aviation Limited and China Southern West Australia Flight College.

Guo Jian Ye, male, aged 54, graduated with a master degree from Party School of Civil Aviation Flight University of China majoring in Aircraft Piloting. He got the at-job university degree from South China Normal University majoring in Political Education in Education Management Department. He also obtained a master's degree from the Party School of the Central Committee of CPC majoring in economics and management He is a CPC member and began his career in May 1980. He was appointed as Committee Secretary, Director of Advertising and Promotion Department of CAAC Central and Southern Regional Administration, Director of Air Transportation Administration Political Office of CAAC Central and Southern Regional Administration, Vice Director of Air Transportation Administration under CAAC Central and Southern Regional Administration and General Manager, Vice Director of Guangdong CAAC Central and Southern Industrial Co., Ltd., Head of CAAC Henan Safety Supervision Office, Director of Safety Supervision Administration, Secretary of standing committee and the member of standing committee of CAAC Central and Southern Regional Administration, as well as the Vice Director. In July 2012, he serviced as a member of standing committee, General Manager and Deputy Party Secretary of Heilongjiang Branch of the Company. From July 2014 to January 2017, he acted as a Party member, Director and Deputy Party Secretary of marketing management committee of the Company. Since January 2017, he has been the Chief Customer Officer of the Company.

Save as disclosed above, none of the above Directors, Supervisors or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

II. PARENT COMPANY AND EMPLOYEES OF THE MAJOR SUBSIDIARIES

(I) Employees

As at 31 December 2016, the Group had an aggregate of 93,132 employees (31 December 2015: 87,202).

Number of current staff in the parent company	Number of current staff in major subsidiaries	Total number of current staff
68,317	24,815	93,132

Professions composition

Categories by profession	Number of professionals
Pilots	8,126
Cabin attendants (including part-time security personnel)	18,177
Air marshals	2,040
Engineering unit	15,078
Navigation unit	2,397
Passenger transportation unit	9,354
Cargo transportation unit	6,683
Ground services unit	9,738
Information unit	1,330
Financial unit	2,429
Others	17,780
Total	93,132

Educational level

Categories by education levels	Number (by person)
Postgraduates	2,955
Undergraduates	35,838
Junior college	28,826
Technical School or below	25,513
Total	93,132

(II) Professions Composition Chart and Education Composition Chart


Professions Composition
(personnel)
8,126
17,780
18,177
2,429
1,330
2016
9,738
2,040
6,683
15,078
2,397
9,354
Pilots
Cabin attendants (including part-time security personnel)
Air marshals
Engineering unit
Navigation unit
Passenger transportation unit
Cargo transportation unit
Ground services unit
Information unit
Financial unit
Others


Education Composition
(personnel)
2,955
25,513
35,838
2016
28,826
Postgraduates
Undergraduates
Junior college
Technical School or below

(III) Emolument Policy of Employees

During the reporting period, the Group constantly improved remuneration and labor management, strived to push ahead the management process of "integrated employment" taking "post management" as the guiding ideology, included various temporary workers and contract workers into a unified salary system, and gradually unified the compensation & benefit policies of all posts while establishing various career development channels based on characteristics of posts, which basically realized the goal of "equal pay for equal work". The Company optimized and adjusted the benefits of pilots and aircraft maintenance personnel due to the adjustment of national provident fund policy and the improved compensation level for pilots, aircraft maintenance personnel and other key position, which increased the employee's enthusiasm and enhanced the Company's cohesive force, producing positive impact on safety production and operation of the Company.

(IV) Training Plan

The Company's training plan for 2017 is as follows:

The first is to focus on the key training programs. In respect of training for cabin attendants, we are planning to train 2,113 new recruited cabin attendants, air marshals and foreign cabin attendants, 1,303 business-class cabins attendants and 695 directors and chief attendants, so as to perfect and popularize "3+3" training mode for new cabin attendants, and greatly improve the service capacity of the Company. In respect of leadership training, we will keep carrying forward the "380 talents plan", develop the management training in a normalized and standardized manner, and explores and establish such training curriculum systems and lecturer teams for management fit for the Company. In aspect of language training, we are to organize service English test for 2,400 pilots and 10,000 cabin attendants. In addition, we are to open special training on complaint settling, passenger and freight sales agent, etc., and do well in the training of 957 new employees in the mixed O2O mode.

The second is to create the standardized, electronized and productized curriculum system. The unification and standardization reform of face-to-face courses is advanced continuously to establish the standardized training curriculum system for cabin attendants. In aspect of online courses, we will vigorously develop the courses, and provide at least 100 online E-learning courses, at least 500 online App micro courses, and at least 1,000 micro courses on We-Chat platform. We will facilitate the introduction of customized feature courses in combination with "China Southern e-travel".

The third is to accelerate the establishment of such educational training system with China Southern Airlines's characteristics. We will setup the training system led by Nanjing University of Aeronautics and Astronautics, continue to promote the integrated construction of PC terminal and mobile APP platform, introduce the video data acquisition, long-distance live and recorded broadcasting and real-time interactional function, and create smart classrooms with AR/VR and other new technologies to realize the transformation from training management to platform operation, and explore and establish new training system covering staff learning map.

(V) Labor outsourcing

Total working hours of labor outsourcing	Total remuneration paid for labor outsourcing (RMB)
46,300,000 hours	2,284 million






Time Place
14:00 Beside Passengers

China Southern Airlines – Diligent, pragmatic and dare to make innovation

"Standardization, integration, intellectualization and internationalization" has been determined as our strategic orientation. On the basis of standardization, we have strengthened the strategic collaboration for the integration of "China Southern Airlines Conglomerate" and launched the innovative "China Southern e-Travel" to promote international development of China Southern Airlines.

Corporate Governance Report

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CORPORATE GOVERNANCE CODE

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of the corporate governance practices and adopted sound governance and disclosure practices accordingly. The Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2016.

The corporate governance practices adopted by the Company are summarized below.

THE BOARD

The Board manages the Company on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the Articles of Association, the rules and procedures of shareholders' general meeting and the rules and procedures of board meeting.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

As at 31 December 2016, the members of the Seventh Session of the Board comprise three non-executive Directors, three executive Directors and five independent non-executive Directors. Save as Mr. Si Xian Min resigned as Chairman, non-executive Director on 15 January 2016, all of the Directors shall hold their offices until the expiry of the terms of the Seventh Session of the Board. The brief biographical details of the Directors are set out on pages 97 to 101 of this Annual Report.

The Board held 37 meetings in 2016, all of which were convened in accordance with the Articles of Association. The Company held two general meetings in 2016, the Directors actively participated general meeting in person and have been doing their best to develop a balanced understanding of the views of shareholders.

The individual attendance of each Director, on a named basis, is as follows:

Name of Directors	(No. of Board Attended/Eligible to attend	(No. of general meetings) Attended/Eligible to attend
Non-Executive Directors		
Wang Chang Shun (Chairman) (appointed on 27 May 2016)	26/26	0/2
Si Xian Min (resigned on 15 January 2016)	0/0	0/0
Yuan Xin An	37/37	2/2
Yang Li Hua	37/37	1/2
Executive Directors		
Tan Wan Geng (Vice Chairman and President)	37/37	2/2
Zhang Zi Fang (Executive Vice President)	37/37	1/2
Li Shao Bin	37/37	2/2
Independent non-executive Directors		
Ning Xiang Dong	37/37	1/2
Liu Chang Le	37/37	0/2
Tan Jin Song	37/37	2/2
Guo Wei	37/37	1/2
Jiao Shu Ge	37/37	2/2

The experience and views of our INEDs are held in high regard and serve as an effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Tan Jin Song, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Company has received an annual independence confirmation from each INED and considers that all the INEDs are independent. In addition, their extensive experiences in business and finance are very important to the Company's successful development. In 2016, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

The Board has adopted a board diversity policy setting out the approach to diversity of members of the Board. The Company recognises and embraces the benefits of diversity of Board members. It endeavours to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

All Board appointments will continue to be made on a merit basis with due regard for the benefits of diversity of the Board members. Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. The ultimate decision will be made upon the merits and contribution that the selected candidates will bring to the Board.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

All Directors of the Company receive comprehensive, formal and tailored induction on appointment, so as to ensure understanding of the business and operations of the Group and directors' responsibilities and obligations under the Listing Rules and relevant regulatory requirements.

Directors of the Company are continually updated on developments in the statutory and regulatory regime, and the business and market changes to facilitate the discharge of their responsibilities and obligations under the Listing Rules and relevant statutory requirements. Continuing briefings and professional development for directors will be arranged as necessary.

During the 2016, the Company has provided updates and coordinated training on the Listing Rules and relevant regulatory requirements to all Directors. All Directors have provided to the Company records indicating that they have received required training.

All Directors of the Company as at 31 December 2016 actively participated in continuous professional development, by attending external seminars, attending in–house training or reading materials, with the topics covering regulations, corporate governance, finance and business, to develop their knowledge and skills.

BOARD COMMITTEES

The Company has put in place a Strategic Decision-making Committee, an Audit Committee, a Remuneration and Assessment Committee, a Nomination Committee and further details of the roles and functions and the composition of each of the committees are set out below:

STRATEGIC DECISION-MAKING COMMITTEE

The Strategic Decision-making Committee comprises five members and is chaired by Tan Wan Geng. The other four members are Wang Chang Shun as executive director and Ning Xiang Dong, Liu Chang Le and Guo Wei as independent non-executive director.

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Tan Jin Song, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2016, the Audit Committee was chaired by Tan Jin Song with Ning Xiang Dong and Jiao Shu Ge as the members of the Audit Committee. The Audit Committee has been provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee of the Company are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. The details of the roles and functions of the Audit Committee are set out in the Terms of Reference of Audit Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com". In 2016, the Audit Committee carried out the work, amongst other things, to oversee the relationship with the external auditors, to review the Group's 2016 quarterly results, 2016 interim results and 2015 annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examined the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviewed the Company's internal audit plan, and submitted relevant reports and concrete recommendations to the Board on a regular basis. In respect of the effectiveness of the Group's risk management and internal control, please refer to disclosure of the section headed "Risk Management and Internal Control" of the Annual Report.

The Audit Committee held 18 meetings in 2016. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	(No. of meetings) Attended/Eligible to attend
Tan Jin Song (Chairman)	18/18
Ning Xiang Dong	18/18
Jiao Shu Ge	18/18

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

The 2013 and 2014 annual general meetings considered and approved the appointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2014 and year 2015, respectively and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2014 and year 2015, respectively.

A resolution was approved at the 2015 annual general meeting of the Company for the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control reporting for the year 2016 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2016.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor to the Group in 2015 and 2016:

	2016 RMB Million	2015 RMB Million
Audit fees	13	15
Non-audit fees	0	0
Total	13	15

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2016, the Remuneration and Assessment Committee comprises three members and chaired by Ning Xiang Dong (INED) together with Guo Wei (INED) and Yuan Xin An (NED) as members.

The main responsibilities of the Remuneration and Assessment Committee are to make recommendations to the Board on the remuneration policy, structure and packages for Directors and senior management of the Company, and to establish regular and transparent procedures on remuneration policy development and improvement. In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages. The details of the roles and functions of the Remuneration and Assessment Committee are set out in the Terms of Reference of Remuneration and Assessment Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Remuneration and Assessment Committee held 1 meeting in 2016, which was held according to its rules and procedures. The meeting reviewed the total remuneration accounts for the year 2014, the total remuneration budgets and accounts for the year 2015 and the total remuneration budget for the year 2016. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	(No. of meeting) Attended/Eligible to attend
Ning Xiang Dong (Chairman)	1/1
Guo Wei	1/1
Yuan Xin An	1/1

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2016.

NOMINATION COMMITTEE

As at 31 December 2016, the Nomination Committee consists of three members, including Wang Chang Shun (non-executive director) as chairman and Tan Jin Song (INED) and Jiao Shu Ge (INED) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and Senior Management and give advice to the Board by consideration of the board diversity policy; identify qualified candidates for Directors and Senior Management; investigate and propose candidates for Directors and Senior Management and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the Articles of Association, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation and the board diversity policy. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary. The details of the roles and functions of the Nomination Committee are set out in the Terms of Reference of Nomination Committee of the Company which has been published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com".

The Nomination Committee held 2 meetings in 2016, to nominate Mr. Wang Chang Shun as the non-executive director of the Company and the Chairman of the Seventh Nomination Committee of the Board. The Nomination Committee has performed all its obligations under their terms of reference in 2016. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Wang Chang Shun (Chairman) (appointed on 27 May 2016)	0/0
Si Xian Min (Chairman) (resigned on 15 January 2016)	0/0
Tan Jin Song	2/2
Jiao Shu Ge	2/2

CORPORATE GOVERNANCE FUNCTIONS

The Board is responsible for performing the corporate governance duties set out in the code provision D.3.1 of the revised Corporate Governance Code.

During the year, the Board reviewed the compliance of the Model Code and disclosure in this Corporate Governance Report during the Board meeting to approve the annual result.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2016 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditor of the Company, which acknowledges the reporting responsibilities of the Group's auditor.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The responsibilities of the Company's external auditor, KPMG, are set out on page 138 to 139. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy of the financial position of the Group and which enables the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

COMMUNICATIONS WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Board believes that a transparent and timely disclosure of the Group's information will enable shareholders and investors to make the best investment decision and to have better understanding on the Group's business performance and strategies. It is also vital for developing and maintaining continuing investor relations with the Company's potential and existing investors.

During the reporting period, the Company, in an active manner and transparent working environment, enhanced communications with investors by holding results presentations, non-trading roadshows, investigations, teleconference and online communications, so as to make honest and sufficient communications with investors continually. The Company has talked with more than 800 analysts, fund managers and investors. In the meanwhile, the Company is dedicated to building a brand-new "responsive" network of investor relations to improve the interactive experience with investors so that investors will be able to download material information including reports and tables of financial summary.

During the reporting period, the Company, in strict compliance with laws and regulations, manages investors by level, classification and time. The Company adhere to the management pattern in which major leaders of the Company participate in annual results presentations, secretary to the Board is responsible for organizing and coordinating the daily management of investor relations and work team of investor relations directly manage investor relations. Meanwhile, the Company continuously deepens its research in shareholder structure to specifically classify the investors so as to maintain effective and professional investor relations according to different requirements and natures of investors including existing investors, potential investors, institutional investors and individual investors. In addition, the Company develops its business by making solid foundation for daily management of investor relations and also by providing project-by-project management of investor relations.

During the reporting period, the Company, in strict compliance with supervision regulations, maintains sufficient contact with capital market to establish a smooth communication channel, which improves investors' acknowledge and understanding of the Company and also extensively obtains suggestions and advice from investors about the Company. Therefore, we can report such recommendations and options about capital market to the management, and also discuss market information with business department. It acts as a bridge for management of investor relations.

Investors and the public may refer to the Company's website (www.csair.com) to understand and obtain details relating to our corporate governance structure, organizational structure, stock information, production statistics, results announcement and other announcements. The procedures are as follows:

1. Open the Home page of the Company's website and click "Investor Relations"

2. Click the content you want to read

For enquiries about shareholders' general meetings and Board meetings, investors may contact the Company Secretary by phone at (8620)8612-4462, by fax to (8620)8665-9040 or by e-mail to ir@csair.com. Investors may also raise questions directly at the annual general meetings or extraordinary general meetings. Enquiries about attending annual general meetings or extraordinary general meetings and the procedures for proposing resolutions at such meetings may also be made to the Company Secretary by the above means.

INFORMATION DISCLOSURE

The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely, timely and fair.

During the reporting period, the Company, in accordance with the latest regulation requirements, continued to optimize the information disclosure procedures, enhanced the quality of information disclosure. The Company also further strengthens the management on material information report and submission of major subsidiaries by clearly refining the working procedures. The Company made in place the Information Disclosure Postponing and Exempted Business Management System of China Southern Airlines Company Limited in order to enhance risk control capability and better monitor the public sentiment so as to make sure the Company will quickly respond to the market changes and satisfy the demands of investors.

In August 2016, the Annual Report 2015 for H shares of the Company won the 30th international ARC (Annual Report Competition) BRONZE WINNER.

AMENDMENTS MADE TO ARTICLES OF ASSOCIATION

According to the relevant requirements regarding the online voting and separately counting votes of minority shareholders as set out in the Guidance on the Articles of Association of Listed Companies (Revised in 2014) (Zheng Jian Hui Gong Gao [2014] No. 47) issued by China Securities Regulatory Commission, and in order to satisfy the operation and management needs, on 28 August 2015, the Board proposed to make amendments to the Articles of Association (the "Proposed Amendment"). For details, please refer to the announcement of the Company dated 28 August 2015. The Proposed Amendment was approved by the shareholders of the Company on 27 May 2016.

Save as disclosed above, during the 2016, there was no other amendments made to the Articles of Association.

SHAREHOLDERS' RIGHTS

As one of the measures to safeguard shareholders' interests and rights, separate resolutions are proposed at shareholders' meetings on each substantial issue, including the election of individual directors, for shareholders' consideration and voting. All resolutions put forward at shareholders' meetings will be voted by poll pursuant to the Listing Rules and the poll results will be published on the websites of the Stock Exchange and the Company at "www.hkexnews.hk" and "www.csair.com" after the relevant shareholders' meetings.

Extraordinary general meetings may be convened by the Board on written requisition of shareholder(s) individually or jointly holding 10% or more of the Company's issued and outstanding shares carrying voting rights pursuant to Article 79 (3) of the Articles of Association. Such requisition must be stated in the agenda to be addressed in general meeting and signed by the applicant and then reported to the Board and Company Secretary of the Company in written form. Shareholders should follow the requirements and procedures as set out in such Article for convening an extraordinary general meeting.

For putting forward any enquiries to the Board, shareholders may send written enquiries to the Company. Shareholders may send their enquiries or requests in respect of their rights as mentioned above to the Company's board company secretary office or via email as set out in the above section headed "Communications with shareholders and investors and investor relations".

OTHERS

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is required to comply with the applicable PRC laws and regulations, Hong Kong laws and regulations, and applicable laws and regulations of U.S. federal securities.

Corporate Bond

I. BASIC SITUATION OF CORPORATE BONDS

Unit: RMB million

Name	Abbreviation	Code	Issue date	Expiry Date	Outstanding balance of corporate bonds	Interest rate	Repayment of principal and interest	Trading floor
Corporate bonds	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	3,000	3.63%	Pay interests once a year, pay back principal plus interests when due	Shanghai Stock Exchange
Corporate bonds	16 China Southern Airlines 01	136256	3 March 2016	3 March 2019	5,000	2.97%	Pay interests once a year, pay back principal plus interests when due	Shanghai Stock Exchange
Corporate bonds	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	5,000	3.12%	Pay interests once a year, pay back principal plus interests when due	Shanghai Stock Exchange

Repayment of principal and interest of corporate bonds

On 21 November 2016, the Company settled the interests of 2015 corporate bonds of China Southern Airlines Company Limited (the first tranche, hereinafter referred to as "Current Bonds") from 20 November 2015 to 19 November 2016. The coupon rate of Current Bonds was 3.63%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB36.30 (before tax) will be paid. Holders of individual bonds will be paid RMB29.04 for every RMB1,000 of bonds (after tax). Interests paid to holders of non-resident enterprises (including QFII, RQFII) were RMB32.67 for every RMB1,000 current bonds they effectively held.

II. CONTACT PERSON & INFORMATION FOR TRUSTEE MANAGEMENT OF CORPORATE BONDS AND THE CONTACT INFORMATION OF CREDIT RATING AGENCY

Trustee of bonds				Credit rating agency	
Name	Office business	Contact persons	Contact numbers	Name	Office business
Guosen Securities Co., Ltd. ("Guosen Securities")	Floors 16-26, Guosen Securities Tower, No. 1012 Hongling Middle Road, Luohu District, Shenzhen	Zhou Lei, Ke Fangyu	13501582885, 18688983432	Lianhe Credit Information Service Co., Ltd.	No. 80 Qufu Avenue, Heping District, Tianjin

III. USE OF PROCEEDS BY CORPORATE BONDS

The fund raised by the Company through issuing 2016 Corporate Bonds of the China Southern Airlines Company Limited (First Tranche) on 3 March 2016 has a balance of RMB4,999.75 million after deduction of the issuance cost, all of which were used for repayment of bank loans.

The fund raised by the Company through issuing 2016 Corporate Bonds of the China Southern Airlines Company Limited (Second Tranche) on 25 May 2016 has a balance of RMB4,999.75 million after deduction of the issuance cost, of which RMB2,000 million was used for repayment of bank loans, and the remaining fund raised was used to supplement the working capital.

IV. RATING OF CORPORATE BONDS

The Company's credit rating agency of corporate bonds is Lianhe Credit Information Service Co., Ltd., which was established in May 2002 with a registered capital of RMB30 million, and is one of the national companies engaged in credit rating business in capital market. Lianhe Credit Information Service Co., Ltd. obtained administrative license from China Securities Regulatory Commission to carry out credit rating business in securities market in May 2008.

V. CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, there was no credit enhancement mechanism existing with corporate bonds of the Company.

Debt repayment plan:

The interest date of 16 China Southern Airlines No.01 corporate bonds was 3 March 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 3 March of each year from 2017 to 2019, respectively. The repayment date of 16 China Southern Airlines No.01 corporate bonds was 3 March 2019. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests.

The interest date of 16 China Southern Airlines No.02 corporate bonds was 25 May 2016. The interests of the bonds of the Company was paid once each year since the interest date, the last period interest was paid together with the repayment of principal, the interest date is 25 May of each year from 2017 to 2021, respectively. The repayment date of 16 China Southern Airlines No.02 corporate bonds was 25 May 2021. If such date is a legal holiday day or rest day, it shall be postponed to the first following trading day; no interest is calculated separately for each payment of interests.

VI. MEETINGS HELD BY HOLDERS OF CORPORATE BONDS

During the reporting period, the Company did not hold any meeting of holders of corporate bonds.

VII. PERFORMANCE OF DUTIES BY TRUSTEE OF CORPORATE BONDS

In October 2015, the Company engaged Guosen Securities to act as the trustee of the current bonds, and signed Agreement for Trustee Management of Bonds.

Guosen Securities continuously tracks and monitors the performance by the Company of the Prospectus and agreed liabilities, and continuously monitors the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment guarantee measures of the Company. Guosen Securities also supervises the receival, reserve, transfer of raised funds in special accounts and repayment of principal and interests of the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors) Agreement for Trustee Management, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities actively performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds. On 20 June 2016, Guosen Securities issued 2015 Annual Trustee Management Report of Corporate Bonds 2015 (First Tranche) of China Southern Airlines Company Limited.

VIII. COMPANY'S ACCOUNTING DATA AND FINANCIAL INDICATORS IN RECENT TWO YEARS AT THE END OF THE REPORTING PERIOD

Unit: RMB million

Major indicators	2016	2015	Increase/ decrease as compared to the same period of the previous year (%)	Reason of change
EBITDA	22,745	20,151	12.87	/
Net cash flow from investing activities	(15,750)	(6,931)	127.24	Mainly due to the increase of advance payment for aircraft and flight equipment during the reporting period
Net cash flow from financing activities	(8,459)	(27,695)	(69.46)	Mainly due to the increase in cash received from issuance of bonds during the reporting period
Balance of cash and cash equivalence at the end of the period	4,152	4,560	(8.95)	Mainly due to the increase of advance payment for aircraft and flight equipment during the reporting period
Current ratio	0.20	0.22	(9.09)	/
Quick ratio	0.18	0.19	(5.26)	/
Asset-liability ratio	72.57	73.32	(1.02)	/
EBITDA-to-total debts ratio	15.64	14.78	5.82	/
Interest cover ratio	3	3	/	/
Cash interest cover ratio	8	9	(11.11)	/
EBITDA-to-interest coverage ratio	7	8	(12.50)	/
Loan repayment rate	100%	100%	/	/
Interest coverage ratio	100%	100%	/	/

IX. INTEREST PAYMENT AND ENCASHMENT OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

On 24 May 2016, the second tranche of Ultra-short-term Financing Bills of the Company in 2015 expired and the principal and interests totaling RMB2,029,901,639.34 were fully paid.

On 26 July 2016, the third tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,014,301,369.86 were fully paid.

On 19 August 2016, the first tranche of Ultra-short-term Financing Bills of the Company in 2015 expired and the principal and interests totaling RMB3,070,819,672.13 were fully paid.

On 26 August 2016, the third tranche of Ultra-short-term Financing Bills of the Company in 2015 expired and the principal and interests totaling RMB3,069,416,393.44 were fully paid.

On 16 September 2016, the second tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,025,501,369.86 were fully paid.

On 23 September 2016, the fourth tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,014,064,657.53 were fully paid.

On 21 November 2016, the first tranche of Ultra-short-term Financing Bills of the Company in 2016 expired and the principal and interests totaling RMB2,039,245,901.64 were fully paid.

On 27 July 2016, the second tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB1,309,295,890.41 were fully paid.

On 11 August 2016, the third tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB1,309,167,671.23 were fully paid.

On 14 September 2016, the fourth tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB807,680,000.00 were fully paid.

On 20 October 2016, the fifth tranche of Xiamen Airlines 2016 Ultra-short-term Financing Bills expired and the principal and interests totaling RMB506,061,643.84 were fully paid.

X. BANK CREDIT-GRANTING OF THE COMPANY DURING THE REPORTING PERIOD

As at 31 December 2016, the Group has gained from many domestic banks the line of credit with a ceiling of RMB139.274 billion for 2016 and future years, among which the used bank line of credit is about RMB29.075 billion and the unused is about RMB110.199 billion.

During the reporting period, the Group repaid bank borrowings amounting approximately to RMB46.695 billion.

XI. COMPANY'S IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN BOND PROSPECTUS DURING THE REPORTING PERIOD

During the reporting period, the Company, in accordance with the provisions in Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors) (hereinafter referred to as "Prospectus"), utilized the fund raised by the current bonds deducted by the issuance expenses for repayment of bank loans and supplement of working capital. The Company accepted the supervision by investors in strict accordance with the Prospectus and the related rules for information disclosure, and strictly complied with the agreements and commitments made by the Company.

XII. IMPACT OF MAJOR EVENTS ON THE COMPANY'S OPERATION AND DEBT-PAYING ABILITY

During the reporting period, no major events producing great impact on operation and debt-paying ability of the Company happened.

Risk management and Internal Control

The Board is responsible for maintaining sound and effective risk management and internal control systems, and reviewing its effective to ensure the safety of shareholder investment and corporate assets. The risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.

The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the risk management and internal control systems in case of changes in operating environment or regulation. The Board has conducted a review of, and is satisfied with the effectiveness of the Group's risk management and internal control systems for the financial year ended 31 December 2016.

I. DISCLAIMER ON INTERNAL CONTROL AND THE ESTABLISHMENT OF INTERNAL CONTROL SYSTEM

The Board is responsible for establishing perfect internal control system and effectively implementing such internal control system, evaluating its effectiveness, accurately disclosing the assessment report on the relevant internal control. The objectives of the internal control system are to the legitimacy and compliance of operating management, the safety of assets, and the truthfulness and completeness of relevant information, to improve the operation efficiency and effectiveness, and to promote the realization of development strategies of the Company. Given the inherent limitations of the internal control system, only reasonable assurance can be provided for the above objectives.

The board of directors has carried out self-assessment on the effective of relevant internal control in accordance with the "Basic Standard for Enterprise Internal Control" and its supporting guidelines, and has considered it effective as at 31 December 2016 (being the base date of assessment report) and free from significant or important deficiencies in internal control on financial reporting. In addition, no significant or important deficiencies in internal control on non-financial reporting were identified.

II. PARTICULARS OF THE AUDIT REPORT ON THE COMPANY'S INTERNAL CONTROL

KPMG Huazhen LLP was engaged by the Company to conduct an audit on the effectiveness of the Company's internal control over financial reporting and issued an unqualified audit report.

For details of the audit report on the Company's internal control, please visit the website of the Shanghai Stock Exchange.

III. PARTICULARS OF THE ACCOUNTABILITY SYSTEMS FOR MAJOR ERRORS IN ANNUAL REPORTS AND THEIR IMPLEMENTATIONS

The Company established the "Information Disclosure Management System" in June 2007, the "Material Inside Information Reporting System" in April 2008, and the "Insider Information Management System" in December 2009, and also made amendments in accordance with requirements of the regulatory bodies. With these systems in place, the Company regulated its work on the dissemination and disclosure of inside information, and clearly defined the requirements of accountability for major errors in disclosure of information, including those in annual reports.

During the reporting period, no major errors were found in the Company's annual report.

IV. IMPLEMENTATION OF EVALUATION OF INTERNAL CONTROL

(I) Organizational structure of internal control

The Company adopts the decentralized management of internal control, and has set out the linear project management structure composed of the Board, Audit Committee, Internal Control Project Committee, Internal Control Team, and business units and departments, which is shown as follows:


Board
Audit Committee
Internal Control Project Committee
Internal Control Team
Business units and departments

The Board is responsible for approving the final achievements, and submitting annual statement on risk management and internal control systems. The Internal Control Project Committee is responsible for approving the project plan and important matters relating to the project, and supervising the project progress. The Internal Control Committee is required to review and approving the project planning and achievements in each progress, and reviewing the management and decision-making of material matters in the implementation process to identify great defects. The Internal Control Team is responsible for the specific organization and implementation of the project. All business units and departments is responsible for maintaining their respective internal control measures on-going and effective, describing and updating their respective business processes and control points, identifying the record documents, recognizing the significant control measures, and organizing the rectification of defects.

(2) Evaluation procedures of internal control

Based on the internal control framework issued by the Committee of Sponsoring Organisations of the U.S. Treadway Commission ("COSO"), the evaluation of internal control of the Company is designed on five components of internal control, and fully complies with relevant requirement of U.S. Sarbanes-Oxley Act, PRC Standard Regulations on Corporate Internal Control and its supporting guidelines. In order to comply with the further enhanced requirement on corporate governance under the Listing Rules in 2016, the Company employs a professional independent third-party institution for guidance.

The Company has determined the content involved in the evaluation of internal control in the qualitative and quantitative principles, mainly including the Company-level internal control framework and the internal control at the level of business process. The Company-level internal control framework is based on the five components set down by the COSO, namely control environment, risk assessment, control activities, information and communication, and monitoring. The level of business process fully reflects the industrial characteristics of aviation transport enterprises. The evaluation content covers the information related to both financial reports and non-financial reports, and the evaluated units include the Company itself and all of its branches (subsidiaries), bases and even the general aviation subsidiaries and investment unit.

The Company performs the annual evaluation of internal control in the flow of plan, record, test, rectification and report stages.

Firstly, the internal control at the level of the Company and the business process is recorded and updated by means of interview, questionnaire, etc. in order to identify and control the risks. The walk-through test is performed to evaluate the effectiveness of the design of internal control. Secondly, the risks are marked and ranked to determine area with high, moderate and low risks and screen out key risk control points by combing the risk control points. These key risk control points are tested in the two halves of the year by means of observation, interview, re-calculation, inspection, confirmation, knowledge evaluation, system inquiry, etc. so as to evaluate the effectiveness of the implementation of internal control.

In case of any defects of the internal control, the Company will analyze the cause of such defects, put forward rectification opinions and management suggestions and urge the process principal concerned to develop effective rectification measures and implement the same for rectification purposes to eventually achieve effective risk control. Once great or major defects of internal control are found, they will be reported to the Internal Control Project Committee without delay.

(3) Key features of the evaluation of internal control

With years of accumulation, the evaluation of internal control of the Company has gradually developed the working method and characteristics adapted to the management pattern of the Company. Firstly, the management structure has defined responsibility, clear division of work and clear path of reporting complying with the listing regulatory requirements in the US, the People's Republic of China and Hong Kong. Secondly, the evaluation covers most organization, relates to full processes and has a complete set of basic data.

V. SUMMARY OF RISK MANAGEMENT AND INTERNAL CONTROL

The Board recognizes its responsibility for supervising the risk management and internal control system of the Group and reviews the effectiveness of the same at least once a year by the Audit Committee. The Audit Committee assists the Board in performing its role in supervising finance, operation, compliance, risk management and internal monitoring as well as financial and internal audit function resources of the Group and in corporate governance. The Company has the internal audit function.

Based on the disclosure above, appropriate policies and monitoring have been established and formulated to ensure that the encumbered assets will not be used or disposed of without approval and comply with and abide by relevant laws, regulations and rules. Reliable financial and accounting records are kept in accordance with the relevant accounting standards and regulatory requirements. Major risks with potential effect on the performance of the Group are properly identified and managed. The system and the internal control can only make a reasonable but not absolute guarantee to prevent major misrepresentations or losses, which are designed to manage rather than eliminate the risk of failing to meet business objectives.

The Company regulates the processing and issuance of insider information in accordance with a number of insider information disclosure procedures to ensure the proper maintenance of confidentiality prior to the disclosure of such information and to publish such information in an efficient and consistent manner.

As disclosed above, the Audit Committee held 18 meetings in 2016, where the risk management and internal control systems of the Group were reviewed. For the year ended 31 December 2016, the Board has conducted through the Audit Committee an annual review of the effectiveness of the risk management and internal control systems of the Group covering all significant financial, operating and compliance controls, and considers the risk management and internal control of the Group is effective and adequate.

Social Responsibility

Starting from 2007, the Company began to voluntarily publish a report on social responsibilities to the public. We are the first enterprise in the civil aviation industry of China which publishes a report on social responsibilities. We believe that through such reports, the public can better understand the ideologies and actions of the Company in respect of social responsibilities. This will promote communication and interaction between the Company and the public and facilitate the harmony, win-win and sustainable development of enterprise and society.

In 2016, the Company focused on "Sunshine CSA" (陽光南航) to effectively fulfill its corporate social responsibilities.

Adhere to sustainable operation to reduce the impact on environment.

Environmental protection is one of our core principles. We has gradually established the energy management system by focusing on climatic changes and hazes, and optimizing the fleets and routes. In 2016, the Company led to introduce airbus A320neo and other new generation environmental aircraft, which greatly lowered fuel consumption and emission. As a result, routes for over 120,000 flights were optimized, over 20,000 tonnes of aviation fuel were saved and over 60,000 tonnes of CO2 emission were reduced during the year.

Focus on customer experience to improve service quality.

Guided by market demand, we spared no effort to create "China Southern e-travel", and strived to realize the target of "A Single Device For Everything" by seamless providing e-services in the whole travel. We mainly improved the flight on-time performance concerned most by passengers, so the flight on-time performance in 2016 reached the best in recent five years.








45

Create vigorous workplace and focusing on staff training.

We conducted over 10,000 training of different types to facilitate staff growth and guide their career planning. We cared for the physical and psychological health of our employees by preparing CSA staff health guide and providing psychological consultation free of charge. We actively cared for our female employees, employees with economic difficulties and our retired staff, so as to create a vigorous and equal workplace full of happiness.

Facilitate social harmony through active contribution to the society.

We always regard community return as one of our important due responsibilities. The Company actively implemented the national strategy of "One Belt and One Road", and became the largest air carrier of "One Belt and One Road". The Company undertaken international peacekeeping, government chartering, rescue and relief and other special flight missions. Being people-oriented, the Company led to open a green passage for transportation of human donated organs among PRC civil aviation enterprises, and was the first airlines to provide the "in-flight medical volunteers" service. In order to implement the national targeted poverty alleviation policy, the Company quartered in Fuchong Village, Hubei and Jiayi Tuogelake Village, Xinjiang to enhance the local economic level. The Company also took an active part in overseas communities to provide long-term sponsorship for local cultural activities, and organized various public benefit activities and volunteer activities including "Reading Rooms" and "10-Fen" Care. The Group donated RMB11.26 million in the year.


出口 EXIT
吉星



Awards received by the Company in 2016:	
1.	"Fortune China 500" in the Fortune (Chinese version), ranking first in the transportation industry
2.	No. 13 of "The World's Most Loved Airlines" on SKYTRAX, ranking first among airlines in Mainland China
3.	4th "Feike Travel Awards" – "Most Liked Mileage Accrual" and "Most Liked Mileage Conversion"
4.	First Prize in the Contest of Innovation in Enterprise Management by the Ministry of Transport
5.	"Top 10 Competitive PRC Logistics Enterprises" and "Top 100 Brand Value of Logistics Enterprises" in 2016
6.	2nd China "One Belt and One Road" Innovation Award in PRC International Conference on Cross-border E-commerce Logistics
7.	First Batch of Top 10 Voluntary Service Brands of Central SOEs
8.	11th China Young Volunteers Award for Outstanding Organisation and Award for Outstanding Project
9.	The Most Influential New Media Account of Central SOEs in 2016
10.	ECI Award by the International E-Commerce Innovation Association (IECIA)
11.	"Top 50 Most Valuable Airlines Brand Worldwide in 2017" by Brand Finance

Active Performance of Social Responsibility

Targeted poverty alleviation planning

The Company will continue to strengthen the efforts of poverty alleviation, effectively strengthen leading the poverty alleviation in the village, co-ordinate the work to promote a new situation in poverty alleviation. In the year of 2017, the Company plans to send 16 new poverty alleviation cadres and add the new villages of Kashi, Braque Bessie as the targeted aided villages and focus on the construction of grassroots organizations. We must do a good job in mentoring activities between the old and new poverty-stricken cadres, actively promote advanced work experience and do well in the mass work from the in-depth visit, publicity and education, sincere service, solidarity and cohesion to lay foundations for the poverty alleviation work of CSA in villages in the next five years.

Annual summary of targeted poverty alleviation

The Company actively implemented the national poverty alleviation policy, carried out targeted poverty alleviation, and made use of the advantages of the Company's route network and the gathering of professional talents to cultivate the developing function of the local economy and help the poor areas to get out of poverty as soon as possible. We have formulated poverty alleviation programs and gradually promoted the task of poverty alleviation in places including Pishan County, Moyu County in Xinjiang, Qichun County in Hubei Province, etc. We have dispatched to the village cadres according to the actual situation of the aiding area and launched a series of supporting measures to help the local economy enhance sustainable development capacity and improve the quality of life of local people.

1. ***Fundamental poverty alleviation***

   We actively help the poor areas build infrastructure to improve the local people's livelihood. In Guangxi, an amount of RMB250,000 has been invested in Luoshan Village, Lianshan Town, Fuchuan County for infrastructure construction such as road hardening in order to improve local traffic conditions. In Xingcheng City, Liaoning Province, 9 new buildings were built and 10 households were repaired for the villagers, which improved the living conditions of poor villagers.

2. *Industrial poverty alleviation*

We help the villages develop the characteristic industry according to local circumstances. In addition, we makes use of corporate marketing experience to help villagers open the product sales and achieve shaking off poverty and being better off. In Fuchong Village, Hubei, CSA promoted the implementation of 14 projects including photovoltaic poverty alleviation, characteristic planting and breeding, etc., and promoted local products through a number of channel such as WeChat, encouraged local e-suppliers to participate in industrial poverty alleviation projects in order to increase local income.

3. *Educational poverty alleviation*

We focus on adolescent education in poverty-stricken areas. Poor students are supported by counterpart assistance, charitable donations, etc. to realize their dreams of going to school. 50 employees of CSA North Branch volunteered to pair 50 poor families and funded to help their children to go to school. CSA Hubei Branch organized "one to one" pair assistance, "caring mothers going to the primary school in poor villages (愛心媽媽走進貧困村小學)", "urban and rural children celebrating the Children's Day hand in hand (城鄉孩子手拉手過六一)" and other activities to promote the development of local education.

Statistical Table of Targeted Poverty Alleviation of the Listed Company in 2016

Unit: RMB Ten Thousand

Indicator	Quantity and Implementation
I. General	
Including: capital	253.8
II. Itemized Input	
1. Infrastructure (water, electricity, road, gas and housing)	32.8
2. Shaking off poverty through education	
Including: Amount input to subsidize poverty students	115
Number of subsidized poverty students (Heads)	288
Amount input to improve the educational resources in poverty-stricken regions	85
3. Relief, aid and delivering warmth	21
III. Awards (content and level)	
CSA residency team awarded "Excellent in Work Efficiency in 2016" by Xinjiang Uygur Autonomous Region	

In addition, CSAHC also invested RMB5 million for targeted poverty alleviation, mainly used for shaking off poverty through industrial development and health poverty alleviation.




“阳光南航”马拉松
起点

Time	Place
Everyday	Around you

China Southern Airlines – Vigorous establishment of a “Sunshine China Southern” and proactive fulfillment of social responsibilities

We laid stress on repaying the society. The Company took the lead in opening a green passage for transportation of human donated organs and launching a “inflight medical volunteer” project among Chinese airlines and regularly held “Public Open Day” activities.




中国南方航空
CHINA SOUTHERN
阳光南航
公众开放日
里了解南航
航遇见世界

Independent Auditor's Report

To the shareholders of China Southern Airlines Company Limited
(Incorporated in the People's Republic of China with limited liability)

Opinion

We have audited the consolidated financial statements of China Southern Airlines Company Limited ("the Company") and its subsidiaries ("the Group") set out on pages 140 to 231, which comprise the consolidated statement of financial position as at 31 December 2016, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs") issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants ("IESBA Code") together with any ethical requirements that are relevant to our audit of the consolidated financial statements in the People's Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditor's Report

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Recognition of passenger revenue	
Refer to note 2(x)(i), note 2(x)(ii), note 3(a)(iii), note 5 and note 39 to the consolidated financial statements.	
The Key Audit Matter	**How the matter was addressed in our audit**
Passenger revenue is recognised at the fair value of the consideration received when the transportation service is provided. Unearned passenger revenue at the reporting date is included within sales in advance of carriage in the consolidated statement of financial position. The amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, within deferred revenue, until the mileage is redeemed and the related benefits are received or used or they expire. The amount received from third parties for the issue of mileage under the Group's frequent flyer award programmes is also deferred as a liability within deferred revenue. The Group maintains complex computer systems to keep track of transportation services to determine the timing of recognition and accuracy of passenger revenue, which involves the processing of a large volume of data.	Our audit procedures to assess the recognition of passenger revenue included the following: • with the assistance of our internal information technology specialists, assessing the Group's relevant computer application controls relating to revenue recognition, including assessing whether the computer systems operated as they were designed and were protected from data manipulation or software logic that could result in inaccurate accounting information relating to passenger revenue being recorded. The selected computer application controls assessed included those relating to the completeness of transfers of data between computer systems, ticket validation to identify data errors and the assignment of ticket prices to each flight; • evaluating the Group's key internal manual controls to assess the treatment of exceptions identified upon reconciliation of the outputs from computer systems with the Group's financial and operating records;

Independent Auditor's Report

Key audit matters (continued)

Recognition of passenger revenue	
Refer to note 2(x)(i), note 2(x)(ii), note 3(a)(iii), note 5 and note 39 to the consolidated financial statements.	
The Key Audit Matter	**How the matter was addressed in our audit**
The Group also maintains computer systems to track the issuance and subsequent redemption and utilisation of awarded mileage. The Group estimates the amount of revenue attributable to the mileage earned by the members of the Group's frequent flyer award programmes based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded is estimated by reference to external sales. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes' design. We identified the recognition of passenger revenue as a key audit matter because it involves complex computer systems, which give rise to an inherent risk that passenger revenue could be recorded inaccurately or in the incorrect period and because the estimations of the fair value and expected redemption rate of mileage awarded give rise to an inherent risk that passenger revenue could be recorded inaccurately, in the incorrect period or could be subject to manipulation.	• performing analytical procedures on the Group's passenger revenue by developing an expectation for passenger revenue using independent inputs and information generated from the Group's computer systems and comparing such expectations with the passenger revenue recorded by the Group; • assessing the design and implementation and operating effectiveness of the Group's internal controls over the determination of the fair value of and redemption rate for mileage awarded; • evaluating the fair value of mileage awarded by comparing the Group's calculations with observable external sales of mileage; • challenging the Group's assumptions relating to the redemption rate for mileage by comparison with historical experience and planned changes to the programmes that may impact future redemption activities; • inspecting underlying documentation for manual journal entries relating to passenger revenue which were material or met specified risked-based criteria.

Independent Auditor's Report

Key audit matters (continued)

Impairment of the aircraft fleet

Refer to note 2(l)(ii), note 3(a)(i) and note 20(c) to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit
As at 31 December 2016, the carrying value of the Group's aircraft and related equipment was RMB136,788 million. A number of factors, including but not limited to, significant decreases in the market value of aircraft and net operating cash outflows associated with the use of the aircraft, could result in significant impairment of aircraft and related equipment. Impairment of the aircraft fleet was assessed by management based on the higher of fair value less costs of disposal and value in use. In determining the value in use, expected future cash flows to be generated by the aircraft fleet were discounted to their present value, which requires significant management judgement relating to forecast air traffic revenue, forecast operating costs and the discount rate applied.	Our audit procedures to assess impairment of the aircraft fleet included the following: • assessing the design and implementation and operating effectiveness of the Group's key internal controls over the assessment of impairment of the aircraft fleet; • challenging management's assessment of potential indicators of impairment based on our own expectations developed from our knowledge of the Group and our experience of the airlines industry; • assessing the design and implementation of the Group's budgeting process, upon which the forecasts of air traffic revenue and related operating costs were based, and the principles and integrity of the Group's discounted cash flow model; • with the assistance of our internal valuation specialists, evaluating the assumptions and methodology adopted by management in its impairment assessment, including forecast revenue growth, forecast profit margins and the discount rate applied, with reference to the requirements of the prevailing accounting standards;

Independent Auditor's Report

Key audit matters (continued)

Impairment of the aircraft fleet

Refer to note 2(l)(ii), note 3(a)(i) and note 20(c) to the consolidated financial statements.

The Key Audit Matter	How the matter was addressed in our audit
We identified impairment of the aircraft fleet as a key audit matter because of its significance to the consolidated financial statements and because of the inherent uncertainty involved in forecasting and discounting future cash flows.	• with the assistance of our internal valuation specialists, comparing the key assumptions adopted by management in its impairment assessment with externally derived data as well as our own assessments in relation to key inputs, which included projected economic growth, competition, cost inflation and the discount rate applied; • assessing the sensitivity of the outcome of the impairment assessment to changes in key assumptions, including forecast revenue growth and forecast profit margins and considering whether there were any indicators of management bias in the selection of the key assumptions; • comparing the actual results of aircraft operations in the current year with management's forecasts as at 31 December 2015 to evaluate the reliability of management's forecasting process.

Independent Auditor's Report

Key audit matters (continued)

Provisions for major overhauls	
Refer to note 2(z), note 3(a)(ii) and note 43 to the consolidated financial statements.	
The Key Audit Matter	**How the matter was addressed in our audit**
The Group operated 244 aircraft held under external operating leases as at 31 December 2016. Under the terms of the operating lease arrangements, the Group has responsibility to fulfill certain conditions upon the return of the aircraft at the end of the leases. Provisions for the cost of major overhauls to fulfill the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period. This requires management to estimate the expected overhaul cycles and overhaul costs, based on the historical experience of the actual costs incurred for the overhaul of airframes and engines of the same or similar types and current economic and airlines-related developments. As at 31 December 2016, provisions for major overhauls of RMB2,857 million were recorded in the consolidated statement of financial position. We identified provisions for major overhauls as a key audit matter because of the inherent uncertainty involved in forecasting the overhaul cycles and future overhaul costs for each different airframes and engine types.	Our audit procedures to assess provisions for major overhauls included the following: • assessing the design, implementation and operating effectiveness of the Group's key internal controls over the provisions for major overhauls for aircraft held under operating leases; • comparing the information used by the Group's financial management team to calculate the provisions for major overhauls with the Group's engineering department's expected overhaul cycles, overhaul costs and actual maintenance costs based on information obtained from discussions with engineering department management responsible for aircraft maintenance; • evaluating the key assumptions adopted by management in its assessment of the overhaul cycles and future overhaul costs by taking into consideration the terms of the operating lease agreements and the Group's historical maintenance experience; • challenging the key assumptions adopted by management in calculating the provisions of major overhauls based on our own expectations developed from our knowledge of the Group and experience of the airlines industry.

Independent Auditor's Report

Information other than the consolidated financial statements and auditor's report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. This report is made solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

Independent Auditor's Report

Auditor's responsibilities for the audit of the consolidated financial statements (continued)

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Denise S.N. Leung.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

30 March 2017

Consolidated Income Statement

For the year ended 31 December 2016

	Note	2016 RMB million	2015 RMB million
Operating revenue			
Traffic revenue	5	**109,693**	107,099
Other operating revenue	7	**5,288**	4,553
Total operating revenue		**114,981**	111,652
Operating expenses			
Flight operation expenses	8	**51,461**	50,412
Maintenance expenses	9	**11,318**	10,407
Aircraft and transportation service expenses	10	**20,215**	17,908
Promotion and selling expenses	11	**6,304**	6,976
General and administrative expenses	12	**2,815**	2,464
Depreciation and amortisation	13	**12,619**	11,845
Impairment on property, plant and equipment	20	**71**	90
Others		**1,401**	1,390
Total operating expenses		**106,204**	101,492
Other net income	15	**3,835**	3,278
Operating profit		**12,612**	13,438
Interest income		**89**	253
Interest expense	16	**(2,465)**	(2,188)
Share of associates' results	25	**509**	460
Share of joint ventures' results	26	**102**	108
Exchange loss, net	36(d)	**(3,276)**	(5,953)
Gain on deemed disposal of a subsidiary	24(a)(vi)	**90**	–
Profit before income tax		**7,661**	6,118
Income tax	17	**(1,763)**	(1,300)
Profit for the year		**5,898**	4,818
Profit attributable to:			
Equity shareholders of the Company	19	**5,044**	3,736
Non-controlling interests		**854**	1,082
Profit for the year		**5,898**	4,818
Earnings per share			
Basic and diluted	19	**RMB0.51**	RMB0.38

The accompanying notes form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2016

	Note	2016 RMB million	2015 RMB million
Profit for the year		5,898	4,818
Other comprehensive income:			
Items that may be reclassified subsequently to profit or loss			
– Cash flow hedge: fair value movement of derivative financial instruments	18	8	13
– Fair value movement of available-for-sale financial assets	18	362	–
– Share of other comprehensive income of associates	25	(2)	(7)
– Deferred tax relating to above items	18	(92)	(3)
Other comprehensive income for the year		276	3
Total comprehensive income for the year		6,174	4,821
Total comprehensive income attributable to:			
Equity shareholders of the Company		5,196	3,742
Non-controlling interests		978	1,079
Total comprehensive income for the year		6,174	4,821

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

At 31 December 2016

	Note	31 December 2016 RMB million	31 December 2015 RMB million
Non-current assets			
Property, plant and equipment, net	20	**146,746**	142,870
Construction in progress	21	**28,910**	19,433
Lease prepayments	22	**2,687**	2,637
Goodwill	23	**182**	–
Interest in associates	25	**2,590**	1,995
Interest in joint ventures	26	**1,522**	1,440
Other investments in equity securities	27	**103**	136
Aircraft lease deposits		**725**	669
Available-for-sale financial assets	28	**499**	104
Derivative financial instruments	29	**21**	13
Deferred tax assets	30	**1,685**	1,387
Other receivables	34	**–**	304
Other assets	31	**1,008**	888
		186,678	171,876
Current assets			
Inventories	32	**1,588**	1,606
Trade receivables	33	**2,989**	2,580
Other receivables	34	**3,387**	3,720
Cash and cash equivalents	35	**4,152**	4,560
Restricted bank deposits		**135**	123
Prepaid expenses and other current assets		**1,415**	1,191
Amounts due from related companies	40	**98**	333
		13,764	14,113
Current liabilities			
Borrowings	36	**26,746**	30,002
Current portion of obligations under finance leases	37	**8,695**	6,416
Trade payables	38	**1,903**	2,500
Sales in advance of carriage		**8,420**	7,131
Deferred revenue	39	**1,299**	1,029
Current income tax		**647**	66
Amounts due to related companies	40	**103**	152
Accrued expenses	41	**15,147**	13,081
Other liabilities	42	**4,972**	5,158
		67,932	65,535
Net current liabilities		**(54,168)**	(51,422)
Total assets less current liabilities		**132,510**	120,454

Consolidated Statement of Financial Position

At 31 December 2016

	Note	31 December 2016 RMB million	31 December 2015 RMB million
Non-current liabilities			
Borrowings	36	18,758	15,884
Obligations under finance leases	37	53,527	49,408
Deferred revenue	39	1,622	1,806
Provision for major overhauls	43	2,089	1,895
Provision for early retirement benefits	44	6	13
Deferred benefits and gains	45	691	886
Deferred tax liabilities	30	841	938
		77,534	70,830
Net assets		54,976	49,624
Capital and reserves			
Share capital	46	9,818	9,818
Reserves	47	33,638	29,227
Total equity attributable to equity shareholders of the Company		43,456	39,045
Non-controlling interests		11,520	10,579
Total equity		54,976	49,624

Approved and authorised for issue by the Board of Directors on 30 March 2017.

Wang Chang Shun
Director

Tan Wan Geng
Director

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2016

	Attributable to equity shareholders of the Company						Non-controlling interests RMB million	Total equity RMB million
	Share capital RMB million	Share premium RMB million	Fair value reserve RMB million	Other reserves RMB million	Retained earnings RMB million	Total RMB million		
Balance at 1 January 2015	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493
Changes in equity for 2015:								
Profit for the year	–	–	–	–	3,736	3,736	1,082	4,818
Other comprehensive income	–	–	11	(5)	–	6	(3)	3
Total comprehensive income	–	–	11	(5)	3,736	3,742	1,079	4,821
Appropriations to reserves	–	–	–	246	(246)	–	–	–
Dividends relating to 2014	–	–	–	–	(393)	(393)	–	(393)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	1,360	1,360
Acquisition of non-controlling interests in a subsidiary	–	–	–	(52)	–	(52)	(574)	(626)
Distributions to non-controlling interests	–	–	–	–	–	–	(31)	(31)
Balance at 31 December 2015 and 1 January 2016	**9,818**	**14,131**	**55**	**1,675**	**13,366**	**39,045**	**10,579**	**49,624**
Changes in equity for 2016:								
Profit for the year	**–**	**–**	**–**	**–**	**5,044**	**5,044**	**854**	**5,898**
Other comprehensive income	**–**	**–**	**154**	**(2)**	**–**	**152**	**124**	**276**
Total comprehensive income	**–**	**–**	**154**	**(2)**	**5,044**	**5,196**	**978**	**6,174**
Appropriations to reserves	**–**	**–**	**–**	**405**	**(405)**	**–**	**–**	**–**
Dividends relating to 2015 (Note 47(b))	**–**	**–**	**–**	**–**	**(785)**	**(785)**	**–**	**(785)**
Capital injection of non-controlling interests in a subsidiary	**–**	**–**	**–**	**–**	**–**	**–**	**260**	**260**
Decrease in non-controlling interests as a result of loss of control of a subsidiary (Note 24(a)(vi))	**–**	**–**	**–**	**–**	**–**	**–**	**(83)**	**(83)**
Distributions to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**(214)**	**(214)**
Balance at 31 December 2016	**9,818**	**14,131**	**209**	**2,078**	**17,220**	**43,456**	**11,520**	**54,976**

Consolidated Cash Flow Statement

For the year ended 31 December 2016

	Note	2016 RMB million	2015 RMB million
Operating activities			
Cash generated from operating activities	35(b)	27,681	27,857
Interest received		118	313
Interest paid		(2,629)	(2,274)
Income tax paid		(1,406)	(2,162)
Net cash generated from operating activities		23,764	23,734
Investing activities			
Acquisition of subsidiaries, net of cash acquired	24(a)(v)	(189)	(69)
Deemed disposal of a subsidiary	24(a)(vi)	(67)	–
Proceeds from disposal of property, plant and equipment and lease prepayments		3,111	3,196
Proceeds from sale of a joint venture		2	–
Dividends received from associates		143	67
Dividends received from joint ventures		18	6
Dividends received from other investments in equity securities and available-for-sale financial assets		14	13
Acquisition of term deposits		(263)	(278)
Proceeds from maturity of term deposits		456	1,971
Additions of property, plant and equipment, lease prepayments and other assets		(18,967)	(12,139)
Capital injection into associates		(34)	(40)
Payment for aircraft lease deposits		(55)	(123)
Refund of aircraft lease deposits		81	141
Withdrawal of pledged bank deposits		–	324
Net cash used in investing activities		(15,750)	(6,931)
Financing activities			
Dividends paid to equity shareholders of the Company		(785)	(393)
Proceeds from bank borrowings		17,539	34,170
Proceeds from ultra-short-term financing bills		33,886	8,000
Proceeds from corporate bond		10,000	3,000
Proceeds from medium-term notes		4,689	–
Repayment of bank borrowings		(46,695)	(62,212)
Repayment of principal under finance lease obligations		(6,994)	(8,209)
Repayment of ultra-short-term financing bills		(19,900)	(3,000)
Capital injection from the non-controlling interests of subsidiaries		260	1,360
Dividends paid to non-controlling interests		(221)	(23)
Payment for purchase of non-controlling interests		(238)	(388)
Net cash used in financing activities		(8,459)	(27,695)
Net decrease in cash and cash equivalents		(445)	(10,892)
Cash and cash equivalents at 1 January		4,560	15,414
Exchange gain on cash and cash equivalents		37	38
Cash and cash equivalents at 31 December		4,152	4,560

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

1 Corporate information

China Southern Airlines Company Limited (the "Company"), a joint stock limited company, was incorporated in the People's Republic of China (the "PRC") on 25 March 1995. The address of the Company's registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company's majority interest is owned by China Southern Air Holding Company ("CSAHC"), a state-owned enterprise incorporated in the PRC.

The Company's shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2 Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual IFRSs, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value as explained in the accounting policies set out in Note 2(f) and Note 2(g).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 3.

The consolidated financial statements comprise the Company and its subsidiaries and the Group's interest in associates and joint ventures.

2 Significant accounting policies (Continued)

(b) Changes in accounting policies

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group's results and financial position for the current or prior periods have been prepared or presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Note 58 provides information on the possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2016.

(c) Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group transactions, balances and cash flows and any unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. With regards to each business combination, the Group recognised non-controlling interests based on the proportion of the net identifiable assets of the subsidiary owned by the non-controlling interests.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Notes 2(o) or Note 2(p) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in consolidated income statement. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(d)).

In the Company's statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)).

2 Significant accounting policies (Continued)

(c) Subsidiaries and non-controlling interests (Continued)

The Group applies the acquisition method to account for business combinations. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

(d) Associates and joint arrangements

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group has applied IFRS 11, Joint Arrangements ("IFRS 11") to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and 2(l)). The Group's share of the post-acquisition, post-tax results of the investees, adjusted for any acquisition-date excess over cost and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the joint venture, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

In the Company's statement of financial position, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(l)).

2 Significant accounting policies (Continued)

(e) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in the consolidated income statement as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)).

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each reporting period the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. Dividend income from these investments is recognised in the consolidated income statement in accordance with the policy set out in Note 2(x)(iv). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses (Note 2(l)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or the Group's rights to the cash flows from the investments expired.

2 Significant accounting policies (Continued)

(g) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments that do not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivatives, are recognised in the profit or loss immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the profit or loss, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instruments that qualify for hedge accounting and which are designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, are accounted for as follows:

(i) The effective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. The cumulative gain or loss on the derivative financial instrument recognised in other comprehensive income is reclassified from equity to profit or loss in the same period during which the hedged forecast cash flows affects profit or loss; and

(ii) The ineffective portion of any gains or losses on remeasurement of the derivative financial instrument to fair value is recognised in the profit or loss immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gains or losses existing in equity at that time remains in equity and is recognised in the profit or loss when the committed or forecast transaction ultimately occurs. When a committed or forecast transaction is no longer expected to occur, the cumulative gains or losses that was recorded in equity is immediately transferred to the profit or loss.

(h) Investment properties

Investment properties are land and/or buildings which are owned to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment properties, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(x)(iii).

2 Significant accounting policies (Continued)

(i) Other property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(aa)).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the component of aircraft and is depreciated over the appropriate maintenance cycles. Components related to overhaul cost, are depreciated on a straight-line basis over 3 to 12 years. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in income statement on the date of retirement or disposal.

Except for components related to overhaul costs, the depreciation of other property, plant and equipment is calculated to write off the cost of items, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	5 to 35 years
Owned and finance leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotables	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(j) Construction in progress

Construction in progress represents advance payments for the acquisition of aircraft and flight equipment, office buildings, various infrastructure projects under construction and equipment pending for installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

2 Significant accounting policies (Continued)

(k) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which range from 30 to 70 years.

(iv) Sale and leaseback transactions

Gains or losses on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases.

Gains or losses on aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

2 Significant accounting policies (Continued)

(l) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities and current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in subsidiaries, associates and joint ventures (including those recognised using the equity method (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with Note 2(l(ii)). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l(ii)).
- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.
- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

2 Significant accounting policies (Continued)

(l) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

– For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in income statement.

  Impairment losses recognised in income statement in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in income statement.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– Investment properties;
– Other property, plant and equipment;
– Construction in progress;
– Lease prepayments;
– Goodwill;
– Aircraft lease deposits; and
– Other assets

2 Significant accounting policies (Continued)

(l) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

– **Calculation of recoverable amount**

The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– **Recognition of impairment losses**

An impairment loss is recognised in income statement if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal, or value in use, if determinable.

– **Reversals of impairment losses**

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to income statement in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

2 Significant accounting policies (Continued)

(m) Inventories

Inventories, which consist primarily of consumable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to income statement when used in operations. Cost represents the average unit cost.

Inventories held for sale or disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in income statement over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with (Note 2(r)(i)), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been generally within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

2 Significant accounting policies (Continued)

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised.

The amount of the guarantee initially recognised is amortised in income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the Company's shareholders.

(t) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(u) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt; and when the Group intends to settle the liability and deposit on a net basis.

2 Significant accounting policies (Continued)

(v) Deferred benefits and gains

In connection with the acquisitions or leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under leases.

(w) Income tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries, associates and joint ventures to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and it is probable that future taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period and are expected to apply when related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

2 Significant accounting policies (Continued)

(w) Income tax (Continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(x) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in income statement as follows:

(i) Passenger, cargo and mail revenues

Passenger revenue is recognised at the fair value of the consideration received when the transportation service is provided. Unearned passenger revenue at the reporting date is included within sales in advance of carriage in the consolidated statement of financial position.

Cargo and mail revenues are recognised when the transportation is provided.

Revenues from airlines-related business are recognised when services are rendered.

(ii) Frequent flyer revenue

The Group maintains two major frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Xiamen Airlines' Egret Card Frequent Flyer Programme, which provide travel and other awards to members based on accumulated mileages.

The amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, within deferred revenue, until the mileage is redeemed and the related benefits are received or used or they expire.

The amount received from third parties for the issue of mileage under the Group's frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue in relation to flight awards is recognised when the transportation is provided; revenue in relation to non-flight rewards is recognised at the point of redemption where non-flight rewards are selected.

2 Significant accounting policies (Continued)

(x) Revenue recognition (Continued)

(iii) Operating rental income

Receivable under operating leases is recognised in income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iv) Dividends

- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v) Government grants

Government grants are recognised in consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as other net income in income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in income statement over the useful life of the asset by way of reduced depreciation expense.

(vi) Interest income

Interest income is recognised as it accrues using the effective interest method.

(y) Traffic commissions

Traffic commissions are expensed in income statement when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the consolidated statement of financial position as prepaid expense.

(z) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to income statement as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to income statement.

In respect of aircraft held under operating leases, the Group has responsibility to fulfill certain return conditions under relevant lease agreements. In order to fulfill these return conditions, major overhauls are required to be conducted. Accordingly, estimated costs of major overhauls are accrued and charged to the income statement over the estimated overhaul period. Differences between the estimated costs and the actual costs of overhauls are charged to income statement in the period when the overhaul is performed.

2 Significant accounting policies (Continued)

(aa) Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of finance leases and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(ab) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(iii) Share-based payment

The fair value of the amount payable to employee in respect of share appreciation rights ("SARs"), which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as staff cost in the consolidated income statement.

(ac) Translation of foreign currencies

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in RMB, which is the Company's functional and the Group's presentation currency.

Foreign currencies transactions during the year are translated into RMB at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into RMB at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into RMB at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into RMB at the PBOC exchange rates prevailing at the dates the fair value was determined.

2 Significant accounting policies (Continued)

(ad) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(ae) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management, who is the chief operating decision maker, for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 Accounting estimates and judgements

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. In addition to the assumptions and estimates regarding fair value measurements of financial instruments disclosed in Note 4(g), the Group believes the following also involve key accounting estimates and judgements used in the preparation of the financial statements.

(a) Accounting estimates

(i) Impairment of long-lived assets (other than goodwill)

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, *Impairment of Assets*. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and value in use. In particular, in determining the value in use of the Group's aircraft fleet, expected future cash flows to be generated by the asset are discounted to their present value, which requires significant judgement relating to forecast traffic revenue, forecast operating costs and discount rate applied. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and operating costs and application of discount rate.

(ii) Provision for major overhauls

Provision for the cost of major overhauls to fulfil the lease return conditions for airframes and engines held under operating leases are accrued and charged to the income statement over the estimated overhaul period. This requires estimation of the expected overhaul cycles and overhaul costs, which are based on the historical experience of actual costs incurred for overhauls of airframes and engines of the same or similar types and current economic and airlines-related developments. Different estimates could significantly affect the estimated provision and the results of operations.

(iii) Frequent flyer revenue

The amount of revenue attributable to the mileage earned by the members of the Group's frequent flyer award programmes is estimated based on the fair value of the mileage awarded and the expected redemption rate. The fair value of mileage awarded is estimated by reference to external sales. The expected redemption rate is estimated based on historical experience, anticipated redemption patterns and the frequent flyer programmes' design. Different estimates could significantly affect the estimated deferred revenue and the results of operations.

3 Accounting estimates and judgements (Continued)

(a) Accounting estimates (Continued)

(iv) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets annually in order to determine the amount of depreciation expense to be recorded during any financial year. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(v) Provision for consumable spare parts and maintenance materials

Provision for consumable spare parts and maintenance materials is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and Company's future operation plan for the consumable spare parts and maintenance materials. The net realisable value may be adjusted due to the change of market condition and the future plan for the consumable spare parts and maintenance materials.

(vi) Income tax

There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

(vii) Impairment of trade receivables

When there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables, a provision for impairment of trade receivables is established based on the difference between the receivable's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

(b) Accounting judgements

Retirement benefits

According to IAS 19, *Employee Benefits*, an entity shall account not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the entity's informal practices where the entity has no realistic alternative but to pay the employee benefits. The Company believes the payments of welfare subsidy to those retirees who retired before the establishment of Pension Scheme (as defined in Note 50(a)) are discretionary and have not created a legal or constructive obligation. Such payments are made according to the Group's business performance, and can be suspended at any time (Note 14).

(Expressed in RMB unless otherwise indicated)

4 Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The Group's overall risk management programme focuses on the unpredictability of financial market and seeks to minimize the adverse effects on the Group's financial performance. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2016, the Group's current liabilities exceeded its current assets by RMB54,168 million. For the year ended 31 December 2016, the Group recorded a net cash inflow from operating activities of RMB23,764 million, a net cash outflow from investing activities of RMB15,750 million and a net cash outflow from financing activities of RMB8,459 million, which in total resulted in a net decrease in cash and cash equivalents of RMB445 million.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group's policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2016, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB139,274 million (2015: RMB173,739 million), of which approximately RMB110,199 million (2015: RMB131,021 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a review of the cash flow forecast of the Group for the twelve months ending 31 December 2017. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

4 Financial risk management and fair values (Continued)

(a) Liquidity risk (Continued)

The following tables show the remaining contractual maturities at the end of the reporting period of the Group's non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	2016 Contractual undiscounted cash outflow					
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at 31 December RMB million
Borrowings	**27,654**	**1,039**	**19,124**	**61**	**47,878**	**45,504**
Obligations under finance leases	**10,663**	**8,683**	**24,795**	**27,247**	**71,388**	**62,222**
Trade and other payables and accrued charges	**19,015**	**–**	**–**	**–**	**19,015**	**19,015**
	57,332	**9,722**	**43,919**	**27,308**	**138,281**	**126,741**

	2015 Contractual undiscounted cash outflow					
	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million	Total RMB million	Carrying amount at 31 December RMB million
Borrowings	30,789	7,110	8,700	744	47,343	45,886
Obligations under finance leases	7,863	8,613	19,515	26,732	62,723	55,824
Trade and other payables and accrued charges	17,505	–	–	–	17,505	17,505
	56,157	15,723	28,215	27,476	127,571	119,215

4 Financial risk management and fair values (Continued)

(b) Interest rate risk

The interest rates and maturity information of the Group's borrowings and obligations under finance leases are disclosed in Note 36 and Note 37, respectively. The Group's borrowings and obligations under finance leases issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis.

Interest rate swaps, denominated in United States Dollars ("USD"), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts (Note 29).

As at 31 December 2016, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and retained profits by approximately RMB376 million (2015: RMB416 million). Other components of consolidated equity would not be affected (2015: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax and retained profits and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group's profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2015.

(c) Foreign currency risk

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group's obligations under finance leases (Note 37) and certain of the bank borrowings (Note 36) are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency liabilities generally exceed its foreign currency assets.

4 Financial risk management and fair values (Continued)

(c) Foreign currency risk (Continued)

The following table indicates the instantaneous change in the Group's profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant.

	2016	
	Appreciation/ (depreciation) of RMB against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	305
	(1%)	(305)
Euro	1%	31
	(1%)	(31)
Japanese Yen	10%	134
	(10%)	(134)

	2015	
	Appreciation/ (depreciation) of RMB against foreign currency	Increase/(decrease) on profit after tax and retained profits RMB million
USD	1%	453
	(1%)	(453)
Euro	1%	38
	(1%)	(38)
Japanese Yen	10%	135
	(10%)	(135)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the group entities' profit after tax and retained profits measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments, borrowings, and finance lease obligations held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2015.

(Expressed in RMB unless otherwise indicated)

4 Financial risk management and fair values (Continued)

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, trade receivables and the guarantees on personal bank loans provided to the Group's pilot trainees.

Substantially all of the Group's cash and cash equivalents are deposited with major reputable PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 31 December 2016, the balance due from BSP agents amounted to RMB1,267 million (2015: RMB1,054 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in Note 33.

The Company and its subsidiary, Xiamen Airlines Company Limited ("Xiamen Airlines"), entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2016, total personal bank loans of RMB409 million (31 December 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the year, the Group has paid RMB4 million (2015: RMB4 million) to the banks due to the default of payments of certain pilot trainees (Note 52(b)).

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2015:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,380 million (2015: RMB2,627 million). The sensitivity analysis indicates the instantaneous change in the Group's jet fuel costs that would arise assuming that the change in fuel price had occurred at the beginning of the financial year.

(f) Capital management

The Group's primary objectives in managing capital are to safeguard the Group's ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt.

The Group's debt ratio was 73% as at 31 December 2016 (2015: 73%).

Except for the compliance of certain financial covenants for maintaining the Group's banking facilities and borrowings, the Group is not subject to any externally imposed capital requirements. The Group complied with the financial covenants attached to borrowings as at 31 December 2016.

4 Financial risk management and fair values (Continued)

(g) Fair value

(i) Financial instruments carried at fair value

Fair value hierarchy

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, *Fair value measurement*. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

- Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

- Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

- Level 3 valuations: Fair value measured using significant unobservable inputs

			Fair value measurements as at 31 December 2016 categorised into		
	Note	Fair value at 31 December 2016 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement					
Financial assets:					
Available-for-sale equity securities:					
– Listed shares	28	**88**	**88**	**–**	**–**
– Non-tradable shares	28	**411**	**–**	**–**	**411**
Derivative financial instruments:					
– Interest rate swaps	29	**21**	**–**	**21**	**–**

			Fair value measurements as at 31 December 2015 categorised into		
	Note	Fair value at 31 December 2015 RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million
Recurring fair value measurement					
Financial assets:					
Available-for-sale equity securities:					
– Listed shares	28	104	104	–	–
Derivative financial instruments:					
– Interest rate swaps	29	13	–	13	–

During the years ended 31 December 2016 and 2015, there were no transfers among level 1, level 2 and level 3. The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

4 Financial risk management and fair values (Continued)

(g) Fair value (Continued)

(i) Financial instruments carried at fair value (Continued)

Valuation techniques and inputs used in Level 2 fair value measurements

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Information about Level 3 fair value measurements

	Valuation technique	Significant unobservable inputs	Range
Available-for-sale equity securities: – Non-tradable shares	Discounted cash flow	Expected profit growth rate during the projection period	8% to 10%
		Terminal growth rate	8%
		Expected dividend payout rate	30%
		Discount rate	12.03%

The fair value of non-tradable available-for-sale equity securities is determined by discounting a projected cash flow series associated with the investments. The valuation takes into account the expected profit growth rate and expected dividend payout rate of the investee. The discount rate used have been adjusted to reflect specific risks relating to the investments. The fair value measurement is positively correlated to the expected profit growth rate and expected dividend rate of the investee, and negatively correlated to the discount rate.

For the year ended 31 December 2016, the net unrealised gains of RMB378 million relating to the available-for-sale equity securities – non-tradable shares are recognised in fair value reserve in other comprehensive income.

(ii) Financial instruments not carried at fair value

(a) Other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses.

(b) All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at 31 December 2016 and 2015.

5 Traffic revenue

	2016 RMB million	2015 RMB million
Passenger	**102,502**	100,238
Cargo and mail	**7,191**	6,861
	109,693	107,099

6 Segment reporting

(a) Business segments

The Group has two reportable operating segments "airlines transportation operations" and "other segments", according to internal organisation structure, managerial needs and internal reporting system. "Airlines transportation operations" comprises the Group's passenger and cargo and mail operations. "Other segments" includes hotel and tour operation, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker ("CODM") monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People's Republic of China Accounting Standards for Business Enterprises ("PRC GAAP"). As such, the amount of each material reconciling item from the Group's reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 6(c). The comparative figures in the Group's financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2016 (Note 24(a)(v)). Management considered the impact of the above restatement is not material. Therefore, the Group's segment results for the year ended 31 December 2015 and its segment assets and liabilities as at 31 December 2015 as disclosed in these financial statements have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group's reportable segments as provided to the Group's CODM for the purposes of resource allocation and assessment of segment performance is set out below.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

6 Segment reporting (Continued)

(a) Business segments (Continued)

The segment results of the Group for the year ended 31 December 2016 are as follows:

	Airlines transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	113,490	1,302	–	–	114,792
Inter-segment sales	101	2,231	(2,332)	–	–
Reportable segment revenue	113,591	3,533	(2,332)	–	114,792
Reportable segment profit before taxation	6,471	459	–	717	7,647
Reportable segment profit after taxation	4,834	337	–	717	5,888
Other segment information					
Income tax	1,637	122	–	–	1,759
Interest income	79	10	–	–	89
Interest expense	2,458	7	–	–	2,465
Depreciation and amortisation	12,693	96	–	–	12,789
Impairment loss	127	3	–	–	130
Share of associates' results	–	–	–	511	511
Share of joint ventures' results	–	–	–	102	102
Gain on deemed disposal of a subsidiary	–	–	–	90	90
Non-current assets additions during the year (other than goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	29,126	120	–	–	29,246

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

6 Segment reporting (Continued)

(a) Business segments (Continued)

The segment results of the Group for the year ended 31 December 2015 are as follows:

	Airlines transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	110,067	1,400	–	–	111,467
Inter-segment sales	114	1,528	(1,642)	–	–
Reportable segment revenue	110,181	2,928	(1,642)	–	111,467
Reportable segment profit before taxation	5,480	279	–	582	6,341
Reportable segment profit after taxation	4,199	205	–	582	4,986
Other segment information					
Income tax	1,281	74	–	–	1,355
Interest income	244	9	–	–	253
Interest expense	2,156	32	–	–	2,188
Depreciation and amortisation	11,915	97	–	–	12,012
Impairment loss	105	3	–	–	108
Share of associates' results	–	–	–	462	462
Share of joint ventures' results	–	–	–	107	107
Non-current assets additions during the year (other than interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	24,242	98	–	–	24,340

The segment assets and liabilities of the Group as at 31 December 2016 and 31 December 2015 are as follows:

	Airlines transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2016					
Reportable segment assets	**192,881**	**3,201**	**(376)**	**4,755**	**200,461**
Reportable segment liabilities	**144,768**	**1,355**	**(370)**	**–**	**145,753**
As at 31 December 2015					
Reportable segment assets	180,753	2,795	(1,004)	3,706	186,250
Reportable segment liabilities	136,391	1,290	(1,004)	–	136,677

* Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sale financial assets and other investments in equity securities and the gain on deemed disposal of a subsidiary.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

6 Segment reporting (Continued)

(b) The Group's business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical segment are analysed based on the following criteria:

(1) Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan ("Hong Kong, Macau and Taiwan")), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2) Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2016 RMB Million	2015 RMB Million
Domestic	**84,380**	82,981
International	**28,096**	25,872
Hong Kong, Macau and Taiwan	**2,316**	2,614
	114,792	111,467

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group's other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

	Note	2016 RMB million	2015 RMB million
Revenue			
Reportable segment revenue		**114,792**	111,467
Reclassification of expired sales in advance of carriage	(i)	**376**	459
Reclassification of sales tax	(ii)	**(161)**	(274)
Adjustments arising from business combinations under common control	(v)	**(26)**	–
Consolidated revenue		**114,981**	111,652

6 Segment reporting (Continued)

(c) Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (Continued)

	Note	2016 RMB million	2015 RMB million
Profit before income tax			
Reportable segment profit before taxation		7,647	6,341
Capitalisation of exchange difference of specific loans	(iii)	48	(222)
Government grants	(iv)	1	1
Adjustments arising from business combinations under common control	(v)	(35)	(2)
Consolidated profit before income tax		7,661	6,118

	Note	31 December 2016 RMB million	31 December 2015 RMB million
Assets			
Reportable segment assets		200,461	186,250
Capitalisation of exchange difference of specific loans	(iii)	149	101
Government grants	(iv)	(316)	(342)
Adjustments arising from business combinations under common control	(v)	184	–
Others		(36)	(20)
Consolidated total assets		200,442	185,989

	Note	31 December 2016 RMB million	31 December 2015 RMB million
Liabilities			
Reportable segment liabilities		145,753	136,677
Government grants	(iv)	(287)	(312)
Consolidated total liabilities		145,466	136,365

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

6 Segment reporting (Continued)

(c) Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements. (Continued)

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating revenue.

(ii) In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of "capital reserve", are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(v) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

7 Other operating revenue

	2016 RMB million	2015 RMB million
Commission income	**2,518**	1,545
Expired sales in advance of carriage	**376**	459
Hotel and tour operation income	**625**	621
General aviation income	**461**	490
Ground services income	**384**	345
Air catering income	**253**	239
Cargo handling income	**201**	230
Rental income	**179**	182
Others	**291**	442
	5,288	4,553

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

8 Flight operation expenses

	2016 RMB million	2015 RMB million
Jet fuel costs	**23,799**	26,274
Flight personnel payroll and welfare	**9,215**	8,070
Aircraft operating lease charges	**7,330**	6,153
Air catering expenses	**2,965**	2,680
Civil Aviation Development Fund	**2,565**	2,482
Training expenses	**1,120**	1,003
Aircraft insurance	**197**	168
Others	**4,270**	3,582
	51,461	50,412

9 Maintenance expenses

	2016 RMB million	2015 RMB million
Aviation repair and maintenance charges	**7,952**	7,396
Staff payroll and welfare	**2,363**	2,131
Maintenance materials	**1,003**	880
	11,318	10,407

10 Aircraft and transportation service expenses

	2016 RMB million	2015 RMB million
Landing and navigation fees	**13,109**	11,510
Ground service and other charges	**7,106**	6,398
	20,215	17,908

11 Promotion and selling expenses

	2016 RMB million	2015 RMB million
Sales commissions	**1,926**	3,150
Ticket office expenses	**2,875**	2,605
Computer reservation services	**777**	605
Advertising and promotion	**173**	122
Others	**553**	494
	6,304	6,976

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

12 General and administrative expenses

	2016 RMB million	2015 RMB million
General corporate expenses	**2,671**	2,325
Auditors' remuneration	**13**	15
– Audit services	**13**	15
– Non-audit services	**–**	–
Other taxes and levies	**131**	124
	2,815	2,464

13 Depreciation and amortisation

	2016 RMB million	2015 RMB million
Depreciation		
– Owned assets	**7,569**	7,082
– Assets acquired under finance leases	**4,849**	4,684
Amortisation of deferred benefits and gains	**(131)**	(148)
Other amortisation	**332**	227
	12,619	11,845

14 Staff costs

	2016 RMB million	2015 RMB million
Salaries, wages and welfare	**18,774**	16,636
Defined contribution retirement scheme	**1,886**	1,726
Other retirement welfare subsidy	**183**	177
Early retirement benefits (Note 44)	**3**	3
	20,846	18,542

Staff costs relating to flight operation and maintenance are also included in the respective total amounts disclosed separately in Note 8 and Note 9 above.

Staff costs arising from the SARs, which have all been expired in 2015 (Note 50(c)), were included in "salaries, wages and welfare" above.

Five highest paid individuals

None of the directors (2015: none), whose emoluments are reflected in Note 57, is among the five highest paid individuals in the Group for 2016. The aggregate emoluments in respect of the five (2015: five) individuals during the year are as follows:

	2016 RMB'000	2015 RMB'000
Salaries, wages and welfare	**8,368**	7,856
Retirement scheme contributions	**649**	617
	9,017	8,473

14 Staff costs (Continued)

Five highest paid individuals (Continued)

The emoluments of the five (2015: five) individuals with the highest emoluments are within the following bands:

	2016 Number of individuals	2015 Number of individuals
HK$1,500,000 to HK$2,000,000 (RMB1,341,750 to RMB1,789,000 equivalent)	1	3
HK$2,000,001 to HK$2,500,000 (RMB1,789,001 to RMB2,236,250 equivalent)	4	2

15 Other net income

	2016 RMB million	2015 RMB million
Government grants (Note)	2,837	2,331
Gains/(losses) on disposal of property, plant and equipment and construction in progress		
– Aircraft and spare engines and relating construction in progress	523	414
– Other property, plant and equipment	34	(102)
Others	441	635
	3,835	3,278

Note:

Government grants mainly represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the year ended 31 December 2016.

16 Interest expense

	2016 RMB million	2015 RMB million
Interest on borrowings	1,444	1,320
Interest relating to obligations under finance leases	1,598	1,248
Interest relating to provision for early retirement benefits (Note 44)	1	2
Less: interest expense capitalised (Note)	(624)	(382)
Interest rate swaps: cash flow hedge, reclassified from equity (Note 18)	46	–
	2,465	2,188

Note:

The weighted average interest rate used for interest capitalisation was 3.22% per annum in 2016 (2015: 2.77%).

17 Income tax

(a) Income tax expense in the consolidated income statement

	2016 RMB million	2015 RMB million
PRC income tax		
– Provision for the year	**2,203**	1,700
– Under/(over)-provision in prior year	**47**	(41)
	2,250	1,659
Deferred tax (Note 30)		
Origination and reversal of temporary differences	**(487)**	(359)
Tax expense	**1,763**	1,300

In respect of majority of the Group's airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (2015: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

(b) Reconciliation between actual tax expense and calculated tax based on accounting profit at applicable tax rates

	2016 RMB million	2015 RMB million
Profit before income tax	**7,661**	6,118
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned (Note 17(a))	**1,857**	1,482
Adjustments for tax effect of:		
Non-deductible expenses	**4**	3
Share of results of associates and joint ventures and other non-taxable income	**(154)**	(144)
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	**48**	23
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	**(39)**	(18)
Under/(over)-provision in prior year	**47**	(41)
Others	**–**	(5)
Tax expense	**1,763**	1,300

18 Other comprehensive income

	2016 RMB million	2015 RMB million
Cash flow hedges:		
Effective portion of changes in fair value of hedging instruments recognised during the year	(38)	13
Reclassification adjustments for amounts transferred to profit or loss:		
– interest expense (Note 16)	46	–
Net deferred tax debited to other comprehensive income	(2)	(3)
Net movement in the fair value reserve during the year recognised in other comprehensive income	6	10
Available-for-sale financial assets:		
Changes in fair value recognised during the year	362	–
Net deferred tax debited to other comprehensive income	(90)	–
Net movement in the fair value reserve during the year recognised in other comprehensive income	272	–

19 Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2016 is based on the profit attributable to equity shareholders of the Company of RMB5,044 million (2015: RMB3,736 million) and the weighted average of 9,817,567,000 shares in issue during the year (2015: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2016 and 2015.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

20 Property, plant and equipment, net

	Investment properties RMB million	Buildings RMB million	Aircraft Owned RMB million	Aircraft Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:							
At 1 January 2015	646	9,205	85,121	79,873	18,570	5,883	199,298
Additions	–	138	1,564	5,901	660	353	8,616
Transfer from construction in progress (Note 21)	–	849	1,777	8,174	896	103	11,799
Transfer from lease prepayments	6	–	–	–	–	–	6
Transfer to buildings upon cease of lease intention	(8)	8	–	–	–	–	–
Transfer to investment properties upon lease out	88	(88)	–	–	–	–	–
Reclassification on exercise of purchase option	–	–	6,700	(6,700)	–	–	–
Disposals	(2)	(38)	(1,454)	(416)	(1,156)	(230)	(3,296)
At 31 December 2015	730	10,074	93,708	86,832	18,970	6,109	216,423
At 1 January 2016	730	10,074	93,708	86,832	18,970	6,109	216,423
Acquisitions through business Combinations (Note 24(a)(v))	–	5	–	–	–	2	7
Additions	–	39	1,675	5,112	1,148	453	8,427
Transfer from construction in progress (Note 21)	–	1,145	–	6,745	203	143	8,236
Transfer to lease prepayments	(21)	–	–	–	–	–	(21)
Transfer to buildings upon cease of lease intention	(64)	64	–	–	–	–	–
Transfer to investment properties upon lease out	148	(148)	–	–	–	–	–
Reclassification on exercise of purchase option	–	–	4,470	(4,470)	–	–	–
Disposals	–	(32)	(2,536)	(347)	(751)	(466)	(4,132)
Deemed disposal of a subsidiary (Note 24(a)(vi))	(124)	(79)	–	–	–	(41)	(244)
At 31 December 2016	669	11,068	97,317	93,872	19,570	6,200	228,696

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

20 Property, plant and equipment, net (Continued)

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2015	187	3,028	34,800	12,579	10,566	3,685	64,845
Depreciation charge for the year	19	351	5,089	4,684	1,104	519	11,766
Transfer from lease prepayments	2	–	–	–	–	–	2
Transfer to buildings upon cease of lease intention	(2)	2	–	–	–	–	–
Transfer to investment properties upon lease out	18	(18)	–	–	–	–	–
Reclassification on exercise of purchase options	–	–	2,301	(2,301)	–	–	–
Disposals	(1)	(14)	(1,315)	(416)	(1,087)	(191)	(3,024)
Provision for impairment losses	–	–	15	40	35	–	90
Impairment losses written off on disposal	–	–	(108)	–	(18)	–	(126)
At 31 December 2015	223	3,349	40,782	14,586	10,600	4,013	73,553
At 1 January 2016	**223**	**3,349**	**40,782**	**14,586**	**10,600**	**4,013**	**73,553**
Depreciation charge for the year	**20**	**358**	**5,476**	**4,849**	**1,159**	**556**	**12,418**
Transfer to lease prepayments	**(5)**	**–**	**–**	**–**	**–**	**–**	**(5)**
Transfer to buildings upon cease of lease intention	**(21)**	**21**	**–**	**–**	**–**	**–**	**–**
Transfer to investment properties upon lease out	**39**	**(39)**	**–**	**–**	**–**	**–**	**–**
Reclassification on exercise of purchase options	**–**	**–**	**2,141**	**(2,141)**	**–**	**–**	**–**
Disposals	**–**	**(18)**	**(2,468)**	**(347)**	**(736)**	**(426)**	**(3,995)**
Deemed disposal of a subsidiary (Note 24(a)(vi))	**(27)**	**(25)**	**–**	**–**	**–**	**(39)**	**(91)**
Provision for impairment losses (Note 20(c))	**–**	**–**	**21**	**50**	**–**	**–**	**71**
Impairment losses written off on disposal	**–**	**–**	**–**	**–**	**(1)**	**–**	**(1)**
At 31 December 2016	**229**	**3,646**	**45,952**	**16,997**	**11,022**	**4,104**	**81,950**
Net book value:							
At 31 December 2016	**440**	**7,422**	**51,365**	**76,875**	**8,548**	**2,096**	**146,746**
At 31 December 2015	507	6,725	52,926	72,246	8,370	2,096	142,870

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

20 Property, plant and equipment, net (Continued)

(a) As at 31 December 2016, the accumulated impairment provision of aircraft and flight equipment of the Group is RMB1,641 million and RMB124 million respectively (2015: RMB1,570 million and RMB125 million respectively).

(b) As at 31 December 2016, certain aircraft of the Group with an aggregate carrying value of approximately RMB78,318 million (2015: RMB88,060 million) were mortgaged under certain loans or certain lease agreements (Note 36 and Note 37).

(c) As at 31 December 2016, the Group reviewed the recoverable amounts of the aircraft and related assets and made an additional impairment provision of RMB71 million for its EMB 145 aircraft and EMB 190 aircraft. The estimates of recoverable amounts were based on the higher of the assets' fair value less costs of disposal and the value in use. The fair value was determined by reference to the recent observable market prices for the aircraft fleet and flight equipment.

(d) As at 31 December 2016 and up to the date of approval of these financial statements, the Group is in the process of applying for the property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Jilin, Dalian, Guangxi, Hunan, Beijing, Shanghai, Zhuhai, Shenzhen, Shenyang, Xinjiang, Henan, Chengdu, Guizhou, Hainan, Hubei and Shantou, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2016, carrying value of such properties of the Group amounted to RMB4,294 million (2015: RMB3,615 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property title certificates.

(e) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB179 million (2015: RMB182 million) was received by the Group during the year in respect of the leases. Directors estimated the fair value of these investment properties approximate the carrying amount.

The properties are reclassified between investment properties and other property, plant and equipment, upon the intention of commencement or cease of lease.

The Group's total future minimum lease income under non-cancellable operating leases are as follows:

	2016 RMB million	2015 RMB million
Within 1 year	**91**	53
After 1 year but within 5 years	**59**	77
After 5 years	**54**	20
	204	150

(f) As at 31 December 2016, certain investment properties of the Group with an aggregate carrying value of approximately RMB34 million (2015: RMB50 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

21 Construction in progress

	Advance payment for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
At 1 January 2015	17,754	1,593	19,347
Additions	13,671	1,287	14,958
Transferred to property, plant and equipment (Note 20)	(10,787)	(1,012)	(11,799)
Transferred to other assets upon completion of development (Note 31)	–	(123)	(123)
Disposals	(2,938)	(12)	(2,950)
At 31 December 2015	17,700	1,733	19,433
At 1 January 2016	**17,700**	**1,733**	**19,433**
Additions	**18,930**	**1,362**	**20,292**
Transferred to property, plant and equipment (Note 20)	**(6,948)**	**(1,288)**	**(8,236)**
Transferred to other assets upon completion of development (Note 31)	**–**	**(128)**	**(128)**
Disposals	**(2,415)**	**(36)**	**(2,451)**
At 31 December 2016	**27,267**	**1,643**	**28,910**

22 Lease prepayments

Lease prepayments relate to the Group's land use rights. In 2016, the amount of amortisation charged to consolidated income statement was RMB75 million (2015: RMB64 million).

A majority of the Group's properties are located in the PRC. The Group was formally granted the rights to use certain parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and other PRC cities by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073.

As at 31 December 2016 and up to the date of approval of these financial statements, the Group is in the process of applying for certain land use right certificates. As at 31 December 2016, carrying value of such land use rights of the Group amounted to RMB866 million (2015: RMB1,359 million). The Directors of the Company are of the opinion that the use of and the conduct of operating activities at the land use rights referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates.

As at 31 December 2016, certain land use rights of the Group with an aggregate carrying value of approximately RMB79 million (2015: RMB66 million) were mortgaged for certain bank borrowings (Note 36(a)(ii)).

23 Goodwill

	2016 RMB million
Cost and carrying amount:	
At 1 January	**–**
Acquisitions through business combination (Note 24(a)(v))	**182**
At 31 December	**182**

(Expressed in RMB unless otherwise indicated)

23 Goodwill (Continued)

Impairment tests for cash-generating units containing goodwill

The recoverable amount of the CGU is determined based on value-in-use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate which does not exceed the long-term average growth rates for the business in which the CGU operates. The cash flows are discounted using a discount rate of 13.40%.

24 Subsidiaries

(a) All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group.

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activity
Henan Airlines Company Limited (i)	PRC	RMB6,000,000,000	60%	Airlines transportation
Xiamen Airlines Company Limited (i) & (iv)	PRC	RMB8,000,000,000	55%	Airlines transportation
Chongqing Airlines Company Limited (i)	PRC	RMB1,200,000,000	60%	Airlines transportation
Shantou Airlines Company Limited (i)	PRC	RMB280,000,000	60%	Airlines transportation
Zhuhai Airlines Company Limited (i)	PRC	RMB250,000,000	60%	Airlines transportation
Guizhou Airlines Company Limited (i)	PRC	RMB650,000,000	60%	Airlines transportation
Guangzhou Nanland Air Catering Company Limited (ii)	PRC	RMB120,000,000	55%	Air catering
Guangzhou Baiyun International Logistic Company Limited (i)	PRC	RMB50,000,000	61%	Logistics operations
Beijing Southern Airlines Ground Services Company Limited (i)	PRC	RMB18,000,000	100%	Airport ground services
China Southern Airlines Group Air Catering Company Limited (i)	PRC	RMB10,200,000	100%	Air catering
Nan Lung International Freight Limited	Hong Kong	HKD3,270,000	51%	Freight services
Southern Airlines Group Import and Export Trading Company (i) & (v)	PRC	RMB15,000,000	100%	Import and export agent service
Southern Airlines General Aviation Company Limited (i)	PRC	RMB1,000,000,000	100%	General aviation

24 Subsidiaries (Continued)

(a) All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group. (Continued)

(i) These subsidiaries are PRC limited liability companies.

(ii) This subsidiary is a Sino-foreign equity joint venture company established in the PRC.

(iii) Certain subsidiaries of the Group are PRC equity joint ventures which have limited terms pursuant to the PRC law.

(iv) On 5 September 2016, the Board of the Company approved the plan for the increase in registered capital in Xiamen Airlines, pursuant to which, the registered capital of Xiamen Airlines increased from RMB5 billion to RMB8 billion. The Company and the other 2 third party non-controlling interests holders converted their portions of reserves and retained earnings in Xiamen Airlines that amounted to RMB1,650 million, RMB1,020 million and RMB330 million, respectively into the share capital of Xiamen Airlines. As a result, the percentage of equity interests held by the three parties in Xiamen Airlines remains unchanged before and after the capital injection.

(v) Pursuant to the equity transfer agreement entered into between the Company and China Southern Air Holding Company ("CSAHC", the Company's holding company) on 2 February 2016, the Company acquired 100% equity interests in Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly owned subsidiary of CSAHC, at a cash consideration of RMB400 million in August 2016. SAIETC became a wholly owned subsidiary of the Company upon completion of the acquisition. The acquisition of SAIETC enables the Group to engage in import and export trading transactions.

In the period from the acquisition date to 31 December 2016, SAIETC contributed revenue of RMB68 million and profit of RMB14 million to the Group's results. If the acquisition had occurred on 1 January 2016, management estimate that consolidated revenue would have been increased by RMB154 million, and consolidated profit for the year would have been increased by RMB39 million. In determining these amounts, management have assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on 1 January 2016. The information above is the amount before inter-company eliminations.

The above acquisitions had the following effect on the Group's assets and liabilities on acquisition date:

	Note	Recognised values on acquisition RMB million
Property, plant and equipment	20	7
Trade and other receivables		124
Cash and cash equivalents		211
Trade and other payables		(124)
Total net identifiable assets		218
Consideration, satisfied by cash		400
Analysis of the net outflow of cash and cash equivalents in respect of the acquisitions:		
Cash consideration paid		400
Cash and cash equivalents acquired		(211)
Net cash outflow		189

Goodwill

Goodwill was recognised as a result of the acquisitions as follows:

	Recognised values on acquisition RMB million
Total consideration transferred	400
Fair value of identifiable net assets	(218)
Goodwill (Note 23)	182

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

24 Subsidiaries (Continued)

(a) All the subsidiaries of the Company are unlisted. The following list contains only the particulars of subsidiaries which principally affect the results, assets or liabilities of the Group. (Continued)

(vi) The Company previously held 51.84% equity interests in Xinjiang Civil Aviation Property Management Limited ("XJCAPM") and XJCAPM used to be the subsidiary of the Company. During the year of 2016, a third party non-controlling interests holder of XJCAPM injected capital amounting to RMB73 million to XJCAPM. This diluted the Company's interest in XJCAPM from 51.84% to 42.80%. XJCAPM became an associate of the Company since December 2016. Details are as follows:

	Note	Net book value as of the deemed disposal date RMB million
Assets deemed disposed of:		
Property, plant and equipment	20	153
Other non-current assets		15
Trade and other receivables		5
Cash and cash equivalents		67
Other current assets		15
Trade and other payables		(32)
Other current liabilities		(48)
Non-current liabilities		(2)
Net identifiable assets		173
Non-controlling interests in the former subsidiary		(83)
		90
Fair value of the remaining 42.80% equity interests		180
Net gain on deemed disposal and losing control		90
Net cash outflow from the deemed disposal		67

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

24 Subsidiaries (Continued)

(b) Material non-controlling interests

As at 31 December 2016, the balance of total non-controlling interests is RMB11,520 million, of which RMB7,623 million is for Xiamen Airlines. The rest of non-controlling interests are not individually material.

Set out below are the summarised financial information for Xiamen Airlines that has non-controlling interests that are material to the Group.

	2016 RMB million	2015 RMB million
Non-controlling interests percentage	**45%**	45%
Current assets	**2,386**	2,435
Non-current assets	**41,689**	35,628
Current liabilities	**(13,739)**	(12,148)
Non-current liabilities	**(13,997)**	(11,336)
Net assets	**16,339**	14,579
Revenue	**21,874**	19,915
Profit for the year	**1,223**	1,170
Total comprehensive income	**1,500**	1,165
Dividend paid to non-controlling interests	**–**	–
Net cash generated from operating activities	**4,510**	4,412
Net cash used in investing activities	**(7,776)**	(3,521)
Net cash generated from/(used in) financing activities	**2,764**	(3,296)

The information above is the amount before inter-company eliminations.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

25 Interest in associates

	2016 RMB million	2015 RMB million
Share of net assets	2,590	1,995

All the Group's associates are unlisted without quoted market price. The particulars of the Group's principal associates as at 31 December 2016 are as follows:

	Place of establishment/ operation	Group's effective interest	Proportion of ownership interest held by		Proportion of voting rights held by the Group	Principal activity
			The Company	Subsidiaries		
Southern Airlines Group Finance Co.,Ltd ("SA Finance")	PRC	33.98%	21.09%	12.89%	33.98%	Provision of Airlines financial services
Sichuan Airlines Co.,Ltd ("Sichuan Airlines")	PRC	39%	39%	–	39%	Airlines transportation
Southern Airlines Culture and Media Co., Ltd. ("SACM")	PRC	40%	40%	–	40%	Advertising services
Xinjiang Civil Aviation Property Management Limited (Note 24(a)(vi))	PRC	42.80%	42.80%	–	42.80%	Property management

There is no associate that is individually material to the Group.

The Group has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information of these associates is summarized as following:

	2016 RMB million	2015 RMB million
Aggregate carrying amount of individually immaterial associates	2,590	1,995
Aggregate amounts of the Group's share of:		
Profit from continuing operations	509	460
Other comprehensive income	(2)	(7)
Total comprehensive income	507	453

26 Interest in joint ventures

	2016 RMB million	2015 RMB million
Share of net assets	1,522	1,440

All the Group's joint ventures are unlisted without quoted market price. The particulars of the Group's principal joint ventures as at 31 December 2016 are as follows:

			Proportion of ownership interest held by			
	Place of establishment/ operation	Group's effective interest	The Company	Subsidiaries	Proportion of voting rights held by the Group	Principal activity
Guangzhou Aircraft Maintenance Engineering Co.,Ltd ("GAMECO")	PRC	50%	50%	–	50%	Aircraft repair and maintenance services
Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi")	PRC	51%	51%	–	50%	Flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited	PRC	50%	50%	–	50%	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Limited ("Flying College")	Australia	48.12%	48.12%	–	50%	Pilot training services

There is no joint venture that is individually material to the Group.

The Group has interest in a number of individually immaterial joint ventures that are accounted for using the equity method. The aggregate financial information of these joint ventures is summarized as following:

	2016 RMB million	2015 RMB million
Aggregate carrying amount of individually immaterial joint ventures	1,522	1,440
Aggregate amounts of the Group's share of:		
Profit from continuing operations and total comprehensive income	102	108

27 Other investments in equity securities

	2016 RMB million	2015 RMB million
Unlisted equity securities, at cost	103	136

Dividend income from unlisted equity securities of the Group amounted to RMB1 million during the year ended 31 December 2016 (2015: RMB10 million).

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

28 Available-for-sale financial assets

	2016 RMB million	2015 RMB million
Available-for-sale financial assets		
– Listed shares	88	104
– Non-tradable shares	411	–
	499	104

Dividend income from available-for-sale financial assets of the Group amounted to RMB13 million during the year ended 31 December 2016 (2015: RMB3 million).

29 Derivative financial instruments

	2016 RMB million	2015 RMB million
Interest rate swaps	21	13

In 2015, the Company entered into interest rate swaps to mitigate its cash flow interest rate risk. The interest rate swaps allow the Company to pay at fixed rate from 1.64% to 1.72% to receive LIBOR. The notional principal of the outstanding interest rate swap contracts as at 31 December 2016 amounted to USD527 million (2015: USD581 million).

30 Deferred tax assets/(liabilities)

(a) The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2016 RMB million	2015 RMB million
Net deferred tax assets recognised in the consolidated statement of financial position:		
– Deferred tax asset to be utilized after 12 months	511	525
– Deferred tax asset to be utilized within 12 months	1,174	862
	1,685	1,387
Net deferred tax liabilities recognised in the consolidated statement of financial position:		
– Deferred tax liability to be realized after 12 months	(841)	(938)
Net deferred tax assets	844	449

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

30 Deferred tax assets/(liabilities) (Continued)

(b) Movements of net deferred tax assets are as follows:

	At the beginning of the year RMB million	(Charged)/ credited to consolidated income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2016				
Deferred tax assets:				
Accrued expenses	751	314	–	1,065
Provision for major overhauls	472	33	–	505
Deferred revenue	82	5	–	87
Provision for impairment losses	201	(27)	–	174
Others	62	24	–	86
	1,568	349	–	1,917
Deferred tax liabilities:				
Provision for major overhauls	(384)	123	–	(261)
Depreciation allowances under tax in excess of the related depreciation under accounting	(687)	28	–	(659)
Change in fair value of derivative financial instruments	(3)	–	(2)	(5)
Change in fair value of available-for-sale equity securities	(20)	–	(90)	(110)
Others	(25)	(13)	–	(38)
	(1,119)	138	(92)	(1,073)
Net deferred tax assets	449	487	(92)	844

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

30 Deferred tax assets/(liabilities) (Continued)

(b) Movements of net deferred tax assets are as follows: (Continued)

	At the beginning of the year RMB million	(Charged)/ credited to consolidated income statement RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2015				
Deferred tax assets:				
Accrued expenses	561	190	–	751
Provision for major overhauls	296	176	–	472
Deferred revenue	76	6	–	82
Provision for impairment losses	235	(34)	–	201
Others	82	(20)	–	62
	1,250	318	–	1,568
Deferred tax liabilities:				
Provision for major overhauls	(363)	(21)	–	(384)
Depreciation allowances under tax in excess of the related depreciation under accounting	(689)	2	–	(687)
Change in fair value of derivative financial instruments	–	–	(3)	(3)
Change in fair value of available-for-sale equity securities	(20)	–	–	(20)
Others	(85)	60	–	(25)
	(1,157)	41	(3)	(1,119)
Net deferred tax assets	93	359	(3)	449

30 Deferred tax assets/(liabilities) (Continued)

(c) Deferred tax assets not recognised

Tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five years. As at 31 December 2016, the Group's unused tax losses of RMB704 million (2015: RMB843 million) have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	2016 RMB million	2015 RMB million
Expiring in:		
2016	–	230
2017	200	200
2018	214	214
2019	194	194
2020	–	5
2021	96	–
	704	843

As at 31 December 2016, the Group's other deductible temporary differences amounting to RMB626 million (2015: RMB371 million) have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

31 Other assets

	Prepayment for exclusive use right of an airport terminal RMB million	Software RMB million	Leasehold improvement RMB million	Others RMB million	Total RMB million
At 1 January 2015	250	187	137	346	920
Additions	–	29	3	7	39
Transferred from construction in progress (Note 21)	–	106	17	–	123
Disposal	–	–	–	(31)	(31)
Amortisation for the year	(10)	(75)	(39)	(39)	(163)
At 31 December 2015	240	247	118	283	888
At 1 January 2016	240	247	118	283	888
Additions	–	4	5	268	277
Transferred from construction in progress (Note 21)	–	91	36	1	128
Disposal	–	(2)	–	(26)	(28)
Amortisation for the year	(10)	(85)	(40)	(122)	(257)
At 31 December 2016	230	255	119	404	1,008

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

32 Inventories

	2016 RMB million	2015 RMB million
Consumable spare parts and maintenance materials	**1,534**	1,519
Other supplies	**198**	197
	1,732	1,716
Less: impairment	**(144)**	(110)
	1,588	1,606

Impairment of inventory is shown as below:

	2016 RMB million	2015 RMB million
At 1 January	**110**	104
Provision for impairment of inventories	**44**	13
Provision written off in relation to disposal of inventories	**(10)**	(7)
At 31 December	**144**	110

33 Trade receivables

	2016 RMB million	2015 RMB million
Trade receivables	**3,026**	2,613
Less: allowance for doubtful debts	**(37)**	(33)
	2,989	2,580

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2016 RMB million	2015 RMB million
Within 1 month	**2,536**	2,157
More than 1 month but less than 3 months	**321**	383
More than 3 months but less than 12 months	**142**	30
More than 1 year	**27**	43
	3,026	2,613
Less: allowance for doubtful debts	**(37)**	(33)
	2,989	2,580

All of the trade receivables are expected to be recovered within one year.

33 Trade receivables (Continued)

(b) Impairment of trade receivables

(i) Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (Note 2(l)(i)).

The movements in the allowance for doubtful debts during the year are as follows:

	2016 RMB million	2015 RMB million
At 1 January	**33**	33
Impairment loss recognised	**14**	4
Impairment loss written back	**(1)**	–
Uncollectible amounts written off	**(9)**	(4)
At 31 December	**37**	33

(ii) As at 31 December 2016, trade receivables of RMB31 million (2015: RMB47 million) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered.

The ageing analysis of these trade receivables is as follows:

	2016 RMB million	2015 RMB million
3 to 12 months	**26**	19
Over 12 months	**5**	28
	31	47

(iii) As at 31 December 2016, trade receivables of RMB50 million (2015: RMB48 million) were impaired. The amount of the provision was RMB37 million as at 31 December 2016 (2015: RMB33 million). The impaired receivables mainly relate to customers which are in unexpectedly difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	2016 RMB million	2015 RMB million
3 to 12 months	**28**	30
Over 12 months	**22**	18
	50	48

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

33 Trade receivables (Continued)

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	2016 RMB million	2015 RMB million
Neither past due nor impaired	**2,945**	2,518

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

(d) Trade receivables by currencies

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

	2016 RMB million	2015 RMB million
RMB	**2,303**	2,016
USD	**268**	218
Euro	**129**	129
Australian Dollar	**53**	49
Taiwan Dollar	**40**	33
UK Pound	**23**	28
Other currencies	**210**	140
	3,026	2,613

As at 31 December 2016, the fair value of trade receivables approximate its carrying amount.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

34 Other receivables

	2016 RMB million	2015 RMB million
VAT recoverable	**1,404**	1,596
Rebate receivables on aircraft acquisitions	**749**	901
Term deposit (Note)	**568**	761
Deposits for aircraft purchase	**13**	–
Interest receivables	**33**	66
Others	**623**	702
	3,390	4,026
Less: allowance for doubtful debts	**(3)**	(2)
	3,387	4,024
Less: non-current portion of term deposit recognised as non-current assets (Note)	**–**	(304)
Current portion of other receivables	**3,387**	3,720

Note:

As at 31 December 2016, the balance represents the term deposit amounting to RMB568 million at bank with maturity over 3 months at acquisition (2015: RMB761 million). Term deposit with maturity over 1 year amounting to RMB304 million is classified as non-current asset as at 31 December 2015. The weighted average annualised interest rate of term deposit as at 31 December 2016 is 3.22% (2015: 3.26%).

As at 31 December 2016, the fair value of other receivables approximates its carrying amount.

35 Cash and cash equivalents

(a) Cash and cash equivalents comprise:

	2016 RMB million	2015 RMB million
Deposits in banks and other financial institutions	**26**	98
Cash at bank and on hand	**4,126**	4,462
Cash and cash equivalents in the consolidated statement of financial position	**4,152**	4,560

As at 31 December 2016, the Group's deposits with SA Finance, which is a qualified financial institution, amounted to RMB3,759 million (2015: RMB2,934 million) (Note 49(d)(ii)).

As at 31 December 2016, the fair value of cash and cash equivalents approximate its carrying amount.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

35 Cash and cash equivalents (Continued)

(a) Cash and cash equivalents comprise: (Continued)

The carrying amounts of the Group's cash and cash equivalents are denominated in the following currencies:

	2016 RMB million	2015 RMB million
RMB	**3,494**	3,756
USD	**472**	587
Euro	**31**	69
Japanese Yen	**15**	15
Hong Kong Dollars	**13**	12
Others	**127**	121
	4,152	4,560

(b) Reconciliation of profit before income tax to cash generated from operating activities:

	Note	2016 RMB million	2015 RMB million
Profit before income tax		**7,661**	6,118
Depreciation charges	13	**12,418**	11,766
Other amortisation	13	**332**	227
Amortisation of deferred benefits and gains	13	**(131)**	(148)
Impairment losses on property, plant, equipment	20	**71**	90
Share of associates' results	25	**(509)**	(460)
Share of joint ventures' results	26	**(102)**	(108)
Gain on disposal of property, plant and equipment and construction in progress	15	**(557)**	(312)
Gain on deemed disposal of equity interest in a subsidiary	24(a)(vi)	**(90)**	–
Interest income		**(89)**	(253)
Interest expense	16	**2,465**	2,188
Dividend income from other investments in equity securities and available-for-sale financial assets	27 & 28	**(14)**	(13)
Exchange losses, net		**3,368**	5,516
Decrease in inventories		**18**	55
(Increase)/decrease in trade receivables		**(409)**	103
Decrease in other receivables		**637**	418
Increase in prepaid expenses and other current assets		**(224)**	(184)
Increase/(decrease) in net amounts due to related companies		**186**	(153)
(Decrease)/increase in trade payables		**(597)**	843
Increase in sales in advance of carriage		**1,289**	1,030
Increase in accrued expenses		**2,066**	695
Decrease in other liabilities		**(186)**	(277)
Increase/(decrease) in deferred revenue		**86**	(75)
Increase in provision for major overhauls		**194**	630
Decrease in provision for early retirement benefits		**(7)**	(20)
(Decrease)/increase in deferred benefits and gains		**(195)**	181
Cash generated from operating activities		**27,681**	27,857

36 Borrowings

(a) As at 31 December 2016, borrowings are analysed as follows:

	2016 RMB million	2015 RMB million
Non-current		
Long-term bank borrowings		
– secured (Note (i) & (ii))	755	7,819
– unsecured	314	5,065
	1,069	12,884
Corporate Bond		
–unsecured (Note (iii))	13,000	3,000
Medium-term notes		
–unsecured (Note (iv))	4,689	–
	18,758	15,884
Current		
Current portion of long-term bank borrowings		
– secured (Note (i) & (ii))	220	1,696
– unsecured	345	823
Short-term bank borrowings		
– unsecured	4,195	19,483
Ultra short-term financing bills		
– unsecured (Note (v))	21,986	8,000
	26,746	30,002
Total borrowings	45,504	45,886
The borrowings are repayable:		
Within one year	26,746	30,002
In the second year	440	6,774
In the third to fifth year inclusive	18,260	8,381
After the fifth year	58	729
Total borrowings	45,504	45,886

Notes:

(i) As at 31 December 2016, bank borrowings of the Group totalling RMB660 million (2015: RMB9,100 million) were secured by mortgages over certain of the Group's aircraft with aggregate carrying amounts of RMB1,443 million (2015: RMB15,814 million).

(ii) As at 31 December 2016, bank borrowings of the Group amounting to RMB315 million (2015: RMB415 million) were secured by certain land use rights of RMB79 million (2015: RMB66 million) and investment properties of RMB34 million (2015: RMB50 million).

(iii) The Group issued corporate bonds with aggregate nominal value of RMB3,000 million on 20 November 2015 at a bond rate of 3.63%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 3 March 2016 at a bond rate of 2.97%. The corporate bonds mature in three years.

The Group issued corporate bonds with aggregate nominal value of RMB5,000 million on 25 May 2016 at a bond rate of 3.12%. The corporate bonds mature in five years. The Company will be entitled at its option to adjust its bond rate and the investors will be entitled to request the Company to redeem all or a portion of the bonds after three years of the issue date.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

36 Borrowings (Continued)

(a) As at 31 December 2016, borrowings are analysed as follows (Continued):

Notes (Continued):

(iv) Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,300 million on 15 August 2016 and 16 August 2016 at an interest rate of 2.97%. The medium-term notes mature in three years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,600 million on 20 October 2016 at an interest rate of 3.11%. The medium-term notes mature in five years.

Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB1,800 million on 21 November 2016 at an interest rate of 3.38%. The medium-term notes mature in three years.

(v) As at 31 December 2016, the Group's outstanding ultra-short-term financing bills are of interest rates ranging from 2.49% to 3.71% per annum and with original maturity ranging from 88 days to 270 days.

(b) As at 31 December 2016, the Group's weighted average interest rates on short-term borrowings were 3.92% per annum (2015: 3.66% per annum).

(c) Details of borrowings with original maturity over one year are as follows:

	2016 RMB million	2015 RMB million
RMB denominated loans		
Fixed interest rate at 1.20% per annum as at 31 December 2016, with maturities through 2027	20	20
Corporate Bond – Fixed bond rate at 2.97%~3.63%	13,000	3,000
Medium-term notes- Fixed interest rate at 2.97%~3.38%	4,689	–
Floating interest rates 90%, 95% of benchmark interest rate (stipulated by PBOC) as at 31 December 2016, with maturities through 2023	1,406	783
USD denominated loans		
Floating interest rates ranging from one-month LIBOR + 1.20% to one-month LIBOR + 2.20% per annum as at 31 December 2015	–	1,097
Floating interest rates ranging from three-month LIBOR + 0.59% to three-month LIBOR + 2.80% per annum as at 31 December 2015	–	10,327
Floating interest rates at six-month LIBOR + 0.45% to six-month LIBOR + 2.55% per annum as at 31 December 2015	–	3,176
Floating interest rates at three-month LIBOR + 2.1% per annum as at 31 December 2016, with maturities through 2018	208	–
	19,323	18,403
Less: loans due within one year classified as current liabilities	(565)	(2,519)
	18,758	15,884

36 Borrowings (Continued)

(d) The carrying amounts of the borrowings are denominated in the following currencies:

	2016 RMB million	2015 RMB million
RMB	**45,296**	30,145
USD	**208**	15,110
Euro	**–**	631
	45,504	45,886

The Group has certain borrowings as well as significant obligations under finance leases (Note 37) which are denominated in USD as at 31 December 2016. The net exchange loss of RMB3,276 million for the year ended 31 December 2016 (2015: net exchange loss of RMB5,953 million) was mainly attributable to the exchange loss arising from translation of borrowings balances and finance lease obligations denominated in USD.

(e) As at 31 December 2016, entrusted loans from CSAHC via SA Finance to the Group amounted to RMB105 million (2015: RMB105 million) (Note 49(d)(i)).

(f) As at 31 December 2016, the fair value of borrowings approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

(g) Certain of the Group's banking facilities are subject to the fulfilment of covenants relating to certain of the Group's balance sheet ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group's management of liquidity risk are set out in Note 4(a). As at 31 December 2016 and 2015 none of the covenants relating to drawn down facilities had been breached.

37 Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 15 years expiring during the years 2017 to 2030. The Group has made careful assessment on the classification of leased aircraft pursuant to IAS 17 and believes all leased aircraft classified as finance lease meet one or more of the criteria as set out in IAS 17 that would lead to a lease being classified as a finance lease (i.e. the lease transfers ownership of the asset to the lessee by the end of the lease term; the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised; at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset).

As at 31 December 2016, future payments under these finance leases are as follows:

	2016			2015		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	**8,695**	**10,663**	**1,968**	6,416	7,864	1,448
After 1 year but within 2 years	**6,973**	**8,683**	**1,710**	7,369	8,613	1,244
After 2 years but within 5 years	**21,583**	**24,795**	**3,212**	16,818	19,515	2,697
After 5 years	**24,971**	**27,247**	**2,276**	25,221	26,731	1,510
	62,222	**71,388**	**9,166**	55,824	62,723	6,899
Less: balance due within one year classified as current liabilities	**(8,695)**			(6,416)		
	53,527			49,408		

37 Obligations under finance leases (Continued)

Details of obligations under finance leases are as follows:

	2016 RMB million	2015 RMB million
USD denominated obligations		
Fixed interest rates ranging from 2.09% to 6.01% per annum as at 31 December 2016	9,761	9,570
Floating interest rates ranging from three-month LIBOR + 0.18% to three-month LIBOR + 3.30% per annum as at 31 December 2016	15,878	21,168
Floating interest rates ranging from six-month LIBOR + 0.03% to six-month LIBOR + 3.30% per annum as at 31 December 2016	15,720	16,744
Singapore Dollars denominated obligations		
Floating interest rate at six-month SIBOR + 1.44% per annum as at 31 December 2016	341	368
Japanese Yen denominated obligations		
Floating interest rate at three-month TIBOR + 0.75% to three-month TIBOR + 1.90% per annum as at 31 December 2016	1,502	1,524
Floating interest rate at six-month TIBOR + 3.00% per annum as at 31 December 2016	332	325
RMB denominated obligations		
Floating interest rate at 130% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2015	–	369
Floating interest rate ranging from 84% to 106.5% of five-year RMB loan benchmark interest rate announced by the PBOC per annum as at 31 December 2016	13,852	677
Floating interest rate at three-month CHN HIBOR + 0.38%	503	551
Euro denominated obligations		
Floating interest rate ranging from three-month EURIBOR + 0.32% to three-month EURIBOR + 2.70% per annum as at 31 December 2016	2,785	2,951
Floating interest rate ranging from six-month EURIBOR + 1.45% to six-month EURIBOR + 1.80% per annum as at 31 December 2016	1,548	1,577
	62,222	55,824

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

37 Obligations under finance leases (Continued)

As at 31 December 2016, certain of the Group's aircraft with carrying amounts of RMB76,875 million (2015: RMB72,246 million) secured finance lease obligations totaling RMB62,222 million (2015: RMB55,824 million).

As at 31 December 2016, the fair value of obligation under finance leases approximate their carrying amount. The fair value is within level 2 of the fair value hierarchy.

38 Trade payables

Ageing analysis of trade payables based on transaction date is set out below:

	2016 RMB million	2015 RMB million
Within 1 month	**612**	735
More than 1 month but less than 3 months	**529**	504
More than 3 months but less than 6 months	**484**	843
More than 6 months but less than 1 year	**173**	314
More than 1 year	**105**	104
	1,903	2,500

As at 31 December 2016, the fair value of trade payables approximate their carrying amounts.

The carrying amounts of the Group's trade payables are denominated in the following currencies:

	2016 RMB million	2015 RMB million
RMB	**1,809**	2,418
USD	**85**	69
Others	**9**	13
	1,903	2,500

39 Deferred revenue

Deferred revenue represents the unredeemed credits under the frequent flyer award programme.

Notes to the Financial Statements
(Expressed in RMB unless otherwise indicated)

40 Amounts due from/to related companies

(a) Amounts due from related companies

	Note	2016 RMB million	2015 RMB million
CSAHC and its affiliates		**7**	21
Associates		**15**	226
Joint ventures		**76**	86
	49(c)	**98**	333

The amounts due from related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b) Amounts due to related companies

	Note	2016 RMB million	2015 RMB million
CSAHC and its affiliates		**20**	59
A joint venture of CSAHC		**1**	18
An associate		**4**	13
Joint ventures		**76**	60
Other related companies		**2**	2
	49(c)	**103**	152

The amounts due to related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

41 Accrued expenses

	2016 RMB million	2015 RMB million
Repairs and maintenance	**5,290**	5,179
Jet fuel costs	**1,530**	1,179
Salaries and welfare	**2,851**	2,434
Landing and navigation fees	**2,327**	2,003
Computer reservation services	**436**	340
Provision for major overhauls (Note 43)	**768**	470
Interest expense	**844**	385
Air catering expenses	**504**	307
Provision for early retirement benefits (Note 44)	**7**	12
Others	**590**	772
	15,147	13,081

42 Other liabilities

	2016 RMB million	2015 RMB million
Civil Aviation Development Fund and airport tax payable	**1,559**	1,335
Payable for purchase of property, plant and equipment	**900**	767
Sales agent deposits	**430**	384
Other taxes payable	**508**	395
Deposit received for chartered flights	**216**	103
Payable due to the former shareholder of a subsidiary	**–**	658
Others	**1,359**	1,516
	4,972	5,158

As at 31 December 2016, the fair value of the balance approximate their carrying amount.

43 Provision for major overhauls

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	2016 RMB million	2015 RMB million
At 1 January	**2,365**	1,735
Additional provision	**1,020**	823
Utilisation	**(528)**	(193)
At 31 December	**2,857**	2,365
Less: current portion (Note 41)	**(768)**	(470)
	2,089	1,895

44 Provision for early retirement benefits

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	2016 RMB million	2015 RMB million
At 1 January	**25**	45
Provision for the year (Note 14)	**3**	3
Financial cost (Note 16)	**1**	2
Payments made during the year	**(16)**	(25)
At 31 December	**13**	25
Less: current portion (Note 41)	**(7)**	(12)
	6	13

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of service from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

45 Deferred benefits and gains

	2016 RMB million	2015 RMB million
Leases rebates (Note (i))	**77**	145
Maintenance rebates (Note (ii))	**419**	455
Gains relating to sale and leaseback (Note (iii))	**51**	77
Government grants	**127**	190
Others	**17**	19
	691	886

Notes:

(i) The Company was granted rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates are deferred and amortised using the straight line method over the remaining lease terms.

(ii) The Company was granted rebates by the engine suppliers under certain arrangements when it fulfilled certain requirements. The rebates are deferred and amortised over the beneficial period.

(iii) The Company entered into sale and leaseback transactions with certain third parties under operating leases. The gains are deferred and amortised over the lease terms of the aircraft.

46 Share capital

	2016 RMB million	2015 RMB million
Registered, issued and paid up capital:		
4,039,228,665 domestic state-owned shares of RMB1.00 each (2015: 4,039,228,665 shares of RMB1.00 each)	**4,039**	4,039
2,983,421,335 A shares of RMB1.00 each (2015: 2,983,421,335 shares of RMB1.00 each)	**2,984**	2,984
2,794,917,000 H shares of RMB1.00 each (2015: 2,794,917,000 shares of RMB1.00 each)	**2,795**	2,795
	9,818	9,818

All the domestic state-owned, H and A shares rank pari passu in all material respects.

47 Reserves

	2016 RMB million	2015 RMB million
Share premium		
At 1 January and 31 December	**14,131**	14,131
Fair value reserve		
At 1 January	**55**	44
Change in fair value of available-for-sale equity securities	**148**	1
Change in fair value of derivative financial instruments	**6**	10
At 31 December	**209**	55
Statutory and discretionary surplus reserve		
At 1 January	**1,552**	1,306
Appropriations to reserves (Note (a))	**405**	246
At 31 December	**1,957**	1,552
Other reserve		
At 1 January	**123**	180
Share of an associate's reserves movement	**(2)**	(5)
Acquisition of non-controlling interests in a subsidiary	**–**	(52)
At 31 December	**121**	123
Retained profits		
At 1 January	**13,366**	10,269
Profit for the year	**5,044**	3,736
Appropriations to reserves (Note (a))	**(405)**	(246)
Dividends approved in respect of the previous year	**(785)**	(393)
At 31 December	**17,220**	13,366
Total	**33,638**	29,227

47 Reserves (Continued)

(a) Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividends

Dividends payable to equity shareholders of the Company attributable to the year:

	2016 RMB million	2015 RMB million
Final dividend proposed after the end of the reporting year of RMB1.0 per 10 ordinary shares (2015: RMB0.8 per 10 ordinary shares) (inclusive of applicable tax)	**982**	785

A dividend in respect of the year ended 31 December 2016 of RMB1.0 per 10 shares (inclusive of applicable tax) (2015: RMB0.8 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB982 million (2015: RMB785 million), was proposed by the directors on 30 March 2017. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

48 Commitments

(a) Capital commitments

Capital commitments outstanding as at 31 December 2016 not provided for in the financial statements were as follows:

	2016 RMB million	2015 RMB million
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	83,532	83,427
Investment commitments		
– authorised and contracted for		
– capital contributions for acquisition of interests in associates	170	34
– share of capital commitments of a joint venture	25	56
	195	90
– authorised but not contracted for		
– share of capital commitments of a joint venture	19	41
	214	131
Commitments for other property, plant and equipment		
– authorised and contracted for	2,297	2,550
– authorised but not contracted for	19,312	4,183
	21,609	6,733
	105,355	90,291

As at 31 December 2016, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for aircraft and flight equipment are as follows:

	2016 RMB million	2015 RMB million
2016	–	19,074
2017	25,971	22,359
2018	24,355	18,898
2019	17,878	14,309
2020 and afterwards	15,328	8,787
	83,532	83,427

48 Commitments (Continued)

(b) Operating lease commitments

As at 31 December 2016, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	2016 RMB million	2015 RMB million
Payments due:		
Within 1 year	**7,948**	6,560
After 1 year but within 5 years	**27,140**	18,582
After 5 years	**26,127**	10,967
	61,215	36,109

49 Material related party transactions

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors (excluding independent non-executive directors) and certain of the highest paid employees as disclosed in Note 57, is as follows:

	2016 RMB'000	2015 RMB'000
Salaries, wages and welfare	**8,219**	8,907
Retirement scheme contributions	**1,594**	1,868
	9,813	10,775

	2016 RMB'000	2015 RMB'000
Directors and supervisors (Note 57)	**2,159**	2,471
Senior management	**7,654**	8,304
	9,813	10,775

Total remuneration is included in "staff costs" (Note 14).

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related companies of the Group

The Group provided or received various operational services to or by the CSAHC Group, associates, joint ventures and other related companies of the Group during the normal course of its business.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

49 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related companies of the Group (Continued)

Details of the significant transactions carried out by the Group are as follows:

	Note	2016 RMB million	2015 RMB million
Income received from the CSAHC Group			
Charter flight and pallet income	(i)	–	19
Cargo handling income and rental income*	(i)	6	1
Others		1	2
Expenses paid to the CSAHC Group			
Cargo handling charges*	(i)	117	109
Commission expenses*	(i)	99	98
Air catering supplies expenses*	(ii)	124	100
Repairing charges*	(iii)	1,877	1,324
Lease charges for land and buildings*	(iv)	193	193
Handling charges*	(v)	60	114
Property management fee*	(vi)	70	73
Others		14	6
Expenses paid to joint ventures and associates			
Repairing charges	(vii)	2,032	1,714
Maintenance material purchase expenses	(vii)	41	29
Flight simulation service charges	(viii)	342	324
Training expenses	(ix)	110	112
Ground service expenses	(x)	120	119
Air catering supplies	(xi)	115	108
Advertising expenses*	(xii)	71	67
Others		3	4
Income received from joint ventures and associates			
Handling income	(v)	10	–
Disposal of equipment	(vii)	39	–
Rental income	(viii)	37	37
Entrustment income for advertising media business	(xii)	22	21
Repairing income	(xiii)	12	12
Air catering supplies income	(xiii)	23	23
Commission income*	(xiv)	26	17
Ground service income	(xv)	9	8
Others		4	3
Income received from other related company			
Air tickets income	(xvi)	9	10
Expenses paid to other related company			
Advertising expenses	(xvi)	9	–
Computer reservation services	(xvii)	523	515
Aviation supplies expenses	(xviii)	36	–
Acquisition from CSAHC Group			
Acquisition of a subsidiary*	(v)	400	–
Acquisition of property, plant and equipment*	(xix)	56	–

49 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related companies of the Group (Continued)

(i) China Southern Airlines Group Ground Services Co., Ltd. ("GSC"), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charter flights from the Group. In addition, cargo handling income/charges are earned/payable by the Group in respect of the cargo handling services with GSC.

Commission is earned by GSC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the Civil Aviation Administration of China and International Air Transportation Association.

In addition, the Group leased certain equipment to GSC under operating lease agreements.

(ii) Shenzhen Air Catering Co., Ltd. ("SACC"), a joint venture of CSAHC.

Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with SZ catering.

(iii) MTU Maintenance Zhuhai Co., Ltd, a joint venture of CSAHC, provides comprehensive maintenance services to the Group.

(iv) The Group leases certain land and buildings in the PRC from CSAHC Group. The amount represents rental payments for land and buildings paid or payable to CSAHC Group.

(v) The Group acquires aircraft, flight equipment and other airlines-related facilities through SAIETC and pays handling charges to SAIETC, which used to be a wholly owned subsidiary of CSAHC. In August 2016, the Company acquired 100% equity interests in SAIETC from CSAHC at a consideration of approximately RMB400 million. SAIETC became a wholly owned subsidiary of the Company since then (Note 24(a)(v)).

SAIETC provides import service to GAMECO and earns handling income.

(vi) China Southern Airlines Group Property Management Company Limited, a wholly-owned subsidiary of CSAHC, provides property management services to the Group.

(vii) GAMECO and Shenyang Northern Aircraft Maintenance Limited, joint ventures of the Group, provide comprehensive maintenance services to the Group.

The Group purchases maintenance material from GAMECO. The Group disposes of equipment to GAMECO.

(viii) Zhuhai Xiang Yi, a joint venture of the Group, provides flight simulation services to the Group.

In addition, the Group leased certain flight training facilities and buildings to Zhuhai Xiang Yi under operating lease agreements.

(ix) Flying College, a joint venture of the Group, provides training services to the Group.

(x) Beijing Aviation Ground Services Co.,Ltd., and Shenyang Konggang Logistic Company Limited, associates of the Group provides ground service to the Group.

49 Material related party transactions (Continued)

(b) Transactions with CSAHC and its affiliates (the "CSAHC Group"), associates, joint ventures and other related companies of the Group (Continued)

(xi) Air catering supplies income/expenses are earned/payable by the Group in respect of certain in-flight meals and related services with Beijing Airport Inflight Kitchen Co.,Ltd., which is an associate of the Group.

(xii) SACM, an associate of the Group, provides advertising services to the Group.

In addition, Xiamen Airlines provides certain media resources to Xiamen Airlines Media Co., Ltd., a subsidiary of SACM.

(xiii) The Group provides air catering services and aircraft repairing services to Sichuan Airlines, an associate of the Group.

(xiv) The Group provides certain website resources to SA Finance and Sichuan Airlines for the sales of air insurance.

(xv) The Group provides ground services to Shenyang Konggang Logistic Co.,Ltd and Sichuan Airlines, which are associates of the Group.

(xvi) Phoenix Satellite Television Holdings Limited ("the Phoenix Group") is a related party of the Group as the board chairman of the Phoenix Group was appointed as a non-executive director of the Group. It provides advertising services to the Group.

In addition, the Group Sells tickets to the Phoenix Group on market price.

(xvii) China Travel Sky Holding Company is a related party of the Group as a director of the Group was appointed as the director of China Travel Sky Holding Company. It provides computer reservation services to the Group.

(xviii) The Chairman of Guangdong Southern Airlines Pearl Aviation Services Company Limited ("Pearl Aviation Services"), Mr. Li Shao Bin is the executive director of the Company. The Group purchases aviation supplies from Pearl Aviation Services.

(xix) The Group acquires properties from Citic Southern Airlines Construction and Development Company Limited, which is an associate of CSAHC.

* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules. The disclosures required by Chapter 14A of the Listing Rules are provided in section "CONNECTED TRANSACTION" of the Report of Directors.

49 Material related party transactions (Continued)

(c) Balances with the CSAHC Group, associates, joint ventures and other related companies of the Group

Details of amounts due from/to the CSAHC Group, associates, joint ventures and other related companies of the Group:

	Note	2016 RMB million	2015 RMB million
Receivables:			
The CSAHC Group		**7**	21
Associates		**15**	226
Joint ventures		**76**	86
	40(a)	**98**	333

	Note	2016 RMB million	2015 RMB million
Payables:			
The CSAHC Group		**21**	77
Associates		**4**	13
Joint ventures		**76**	60
Other related companies		**2**	2
	40(b)	**103**	152

	2016 RMB million	2015 RMB million
Accrued expenses:		
The CSAHC Group	**1,117**	571
Associates	**121**	97
Joint ventures	**864**	931
Other related companies	**256**	282
	2,358	1,881

The amounts due from/to the CSAHC Group, associates, joint ventures and other related companies of the Group are unsecured, interest free and have no fixed terms of repayment.

49 Material related party transactions (Continued)

(d) Loans from and deposits placed with related parties

(i) Loans from related parties

At 31 December 2016, loans from SA Finance to the Group amounted to RMB105 million (2015: RMB105 million).

In 2016, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 28 April 2016 to 28 April 2017. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

The unsecured loans are repayable as follows:

	Note	2016 RMB million	2016 RMB million
Within 1 year	36(e)	**105**	105

Interest expense paid on such loans amounted to RMB11 million (2015: RMB4 million) at interest rates 3.92% per annum during the year ended 31 December 2016 (2015: 3.92% to 4.14% per annum).

(ii) Deposits placed with SA Finance

As at 31 December 2016, the Group's deposits with SA Finance are presented in the table below. The applicable interest rates are determined in accordance with the rates published by the PBOC.

	Note	2016 RMB million	2015 RMB million
Deposits placed with SA Finance	35	**3,759**	2,934

Interest income received on such deposits amounted to RMB37 million during the year ended 31 December 2016 (2015: RMB70 million).

(e) Commitments to CSAHC

As at 31 December 2016, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB476 million (2015: RMB320 million).

50 Employee benefits plan

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal and provincial governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at rates ranging from 13% to 20% (2015: 13% to 21%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes. The Group, at its sole discretion, had made certain welfare subsidy payments to these retirees.

In 2014, the Company and its major subsidiaries joined a new defined contribution retirement scheme ("Pension Scheme") that was implemented by CSAHC. The annual contribution to the Pension Scheme is based on a fixed specified percentage of prior year's annual wage. There will be no further obligation beyond the annual contribution according to the Pension Scheme. The total contribution into the Pension Scheme in 2016 was approximately RMB486 million (2015: RMB438 million).

(Expressed in RMB unless otherwise indicated)

50 Employee benefits plan (Continued)

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to income statement.

(c) Share Appreciation Rights Scheme

On 30 November 2011, the Company's General Meeting approved the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" and "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" ("the Scheme").

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

All of the 24,660,000 units of SARs granted by the Company have been expired by the end of 2015.

51 Supplementary information to the consolidated cash flow statement

Non-cash transactions-acquisition of aircraft

During the year ended 31 December 2016, aircraft acquired under finance leases amounted to RMB10,487 million (2015: RMB11,251 million).

52 Contingent liabilities

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use such properties and buildings.

In addition, as disclosed in Note 20 and Note 22, the Group is applying title certificates for certain of the Group's properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2016, total personal bank loans of RMB409 million (31 December 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2015: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

52 Contingent liabilities (Continued)

(c) The Company is engaged in International Court of Arbitration proceedings ("ICC arbitration proceedings") in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. As of the issuance date of these financial statements, the hearing in the ICC arbitration proceedings was complete, but the final award of the Arbitral Tribunal is awaited. The directors are of the opinion that the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no provision has been made against this pending arbitration.

(d) A claim was raised by a construction company in the Hainan Province of the PRC (the "claimant") in 2016 against a wholly-owned subsidiary of CSAHC, the Company and its Sanya Branch for the alleged non-payment of construction fees of RMB45 million and the relating interests. The directors are of the opinion that the claims and the civil judgment of the first trial are without merit and have instructed its legal advisor to defend the claims vigorously. As of the issuance date of these financial statements, the directors consider that given the preliminary status of the second trial, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

(e) The Company received a claim dated 18 October 2016 from two PRC sales agents located in Guangzhou and Guangxi respectively (the "claimants") against the Company for the alleged breach of certain terms and conditions of a flight routes cooperative agreement (the "cooperative agreement"). The claimants have made a claim against the Company for a total sum of approximately RMB141 million in respect of the alleged non-payment relating to cooperative sales, the refund of the down payments of RMB5.8 million and the relating interests on the above late payment. The directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. As of the issuance date of these financial statements, the directors consider that given the nature of the claims and the preliminary status of the proceedings, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

53 Immediate and ultimate controlling party

As at 31 December 2016, the Directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

54 Non-adjusting events after the financial year end

(a) On 27 March 2017, according to the authorisation under the 2015 General Mandate and as approved by the Board of Directors, the Company entered into the Subscription Agreement with American Airlines, Inc. (the "Subscriber"), pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 new H Shares of the Company (the "Subscription"), at the subscription price of HK$1,553.28 million, representing HK$5.74 per subscription share. The Subscription is subject to the approval of relevant authorities.

(b) On 30 March 2017, the Directors of the Company proposed a final dividend in respect of the year ended 31 December 2016. Further details are disclosed in Note 47(b).

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

55 Company-level statement of financial position

	31 December 2016 RMB million	31 December 2015 RMB million
Non-current assets		
Property, plant and equipment, net	**114,903**	112,207
Construction in progress	**15,346**	11,704
Lease prepayments	**1,291**	1,310
Investments in subsidiaries	**6,804**	5,504
Interest in associates	**648**	513
Interest in joint ventures	**483**	482
Other investments in equity securities	**100**	100
Derivative financial instruments	**21**	13
Aircraft operating lease deposits	**610**	619
Available-for-sale financial assets	**34**	43
Deferred tax assets	**1,623**	1,331
Other assets	**648**	503
	142,511	134,329
Current assets		
Inventories	**1,036**	1,115
Trade receivables	**2,192**	2,162
Other receivables	**1,976**	2,620
Cash and cash equivalents	**3,120**	3,079
Restricted bank deposits	**82**	102
Prepaid expenses and other current assets	**800**	685
Amounts due from subsidiaries and other related companies	**179**	206
	9,385	9,969
Current liabilities		
Borrowings	**19,593**	24,028
Current portion of obligations under finance lease	**7,336**	5,349
Trade payables	**274**	466
Sales in advance of carriage	**7,167**	6,123
Deferred revenue	**1,224**	964
Current income tax	**583**	–
Amounts due to subsidiaries and other related companies	**5,620**	5,335
Accrued expenses	**12,472**	11,181
Other liabilities	**3,435**	3,445
	57,704	56,891

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

55 Company-level statement of financial position (Continued)

	Note	31 December 2016 RMB million	31 December 2015 RMB million
Non-current liabilities			
Borrowings		**13,000**	13,216
Obligations under finance leases		**46,300**	41,740
Deferred revenue		**1,315**	1,516
Provision for major overhauls		**1,527**	1,468
Provision for early retirement benefits		**5**	11
Deferred benefits and gains		**542**	742
		62,689	58,693
Net assets		**31,503**	28,714
Capital and reserves			
Share capital		**9,818**	9,818
Reserves	56	**21,685**	18,896
Total equity		**31,503**	28,714

Approved and authorised for issue by the Board of Directors on 30 March 2017.

Wang Chang Shun
Director

Tan Wan Geng
Director

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

56 Reserves movement of the Company

	2016 RMB million	2015 RMB million
Share premium		
At 1 January and 31 December	**13,878**	13,878
Fair value reserve		
At 1 January	**34**	22
Change in fair value of available-for-sale equity securities	**(6)**	2
Change in fair value of derivative financial instruments	**6**	10
At 31 December	**34**	34
Statutory and discretionary surplus reserve		
At 1 January	**1,552**	1,306
Appropriations to reserves (Note (a))	**405**	246
At 31 December	**1,957**	1,552
Other reserve		
At 1 January and 31 December	**146**	146
Retained profits		
At 1 January	**3,286**	1,984
Profit for the year	**3,574**	1,941
Appropriations to reserves (Note(a))	**(405)**	(246)
Dividends approved in respect of the previous year	**(785)**	(393)
At 31 December	**5,670**	3,286
Total	**21,685**	18,896

(a) Appropriations to reserves

According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

57 Benefits and interests of directors and supervisors

(a) Directors' and supervisors' emoluments

The remuneration of every director and supervisor for the year ended 31 December 2016 is set out below:

Emoluments paid or receivable in respect of a person's services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Housing allowance RMB'000	Employer's contribution to a retirement benefit scheme RMB'000	Remunerations paid or receivable in respect of accepting office as director or supervisor RMB'000	Emoluments paid or receivable in respect of director's or supervisor's other services in connection with the management of the affairs of the Company or its subsidiary undertaking RMB'000	Total RMB'000
Non-executive directors							
Wang Chang Shun (Note (i) & (vi))	–	–	–	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–	–	–	–
Yang Li Hua (Note (i))	–	–	–	–	–	–	–
Executive directors	–	–	–	–	–	–	–
Tan Wan Geng (Note (i))	–	–	–	–	–	–	–
Zhang Zi Fang (Note (i))	–	–	–	–	–	–	–
Li Shao Bin	–	639	–	130	–	–	769
Supervisors							
Pan Fu (Note (i))	–	–	–	–	–	–	–
Li Jia Shi	–	711	–	133	–	–	844
Zhang Wei (Note (i))	–	–	–	–	–	–	–
Yang Yi Hua (Note (v))	–	–	–	–	–	–	–
Wu De Ming	–	413	–	133	–	–	546
Independent non-executive directors							
Ning Xiang Dong	150	–	–	–	–	–	150
Liu Chang Le	150	–	–	–	–	–	150
Tan Jin Song	150	–	–	–	–	–	150
Guo Wei (Note (iv))	150	–	–	–	–	–	150
Jiao Shu Ge (Note (iv))	150	–	–	–	–	–	150

Notes to the Financial Statements

(Expressed in RMB unless otherwise indicated)

57 Benefits and interests of directors and supervisors (Continued)

(a) Directors' and supervisors' emoluments (Continued)

For the year ended 31 December 2015:

Emoluments paid or receivable in respect of a person's services as a director or supervisor, whether of the Company or its subsidiary undertaking:

Name	Directors' fees RMB'000	Salaries, wages and welfare RMB'000	Housing allowance RMB'000	Employer's contribution to a retirement benefit scheme RMB'000	Remunerations paid or receivable in respect of accepting office as director or supervisor RMB'000	Emoluments paid or receivable in respect of director's or supervisor's other services in connection with the management of the affairs of the Company or its subsidiary undertaking RMB'000	Total RMB'000
Non-executive directors							
Wang Quan Hua (Note (i) & (ii))	–	–	–	–	–	–	–
Yuan Xin An (Note (i))	–	–	–	–	–	–	–
Yang Li Hua (Note (i))	–	–	–	–	–	–	–
Executive directors							
Tan Wan Geng (Note (i))	–	–	–	–	–	–	–
Zhang Zi Fang (Note (i))	–	–	–	–	–	–	–
Li Shao Bin	–	636	–	137	–	–	773
Supervisors							
Pan Fu (Note (i))	–	–	–	–	–	–	–
Li Jia Shi	–	636	–	139	–	–	775
Zhang Wei (Note (i))	–	–	–	–	–	–	–
Yang Yi Hua (Note (v))	–	240	–	92	–	–	332
Wu De Ming	–	451	–	140	–	–	591
Independent non-executive directors							
Ning Xiang Dong	150	–	–	–	–	–	150
Liu Chang Le	150	–	–	–	–	–	150
Tan Jin Song	150	–	–	–	–	–	150
Wei Jin Cai (Note (iii))	75	–	–	–	–	–	75
Guo Wei (Note (iv))	75	–	–	–	–	–	75
Jiao Shu Ge (Note (iv))	75	–	–	–	–	–	75

(Expressed in RMB unless otherwise indicated)

57 Benefits and interests of directors and supervisors (Continued)

(a) Directors' and supervisors' emoluments (Continued)

Note:

(i) These directors or supervisors did not receive any remuneration for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

(ii) Resigned on 25 March 2015.

(iii) Resigned on 30 June 2015.

(iv) Appointed on 30 June 2015.

(v) Ms. Yang Yi Hua retired in 2015 September, while still served as supervisor for the years ended 31 December 2015 and 31 December 2016. Ms. Yang Yi Hua did not receive any remuneration for her service in the capacity of the supervisor of the Company since 2015 September.

(vi) Appointed on 27 May 2016.

(b) Directors' and supervisors' termination benefits

None of the directors and supervisors received or will receive any termination benefits for the year ended 31 December 2016 (2015: Nil).

(c) Consideration provided to third parties for making available directors' and supervisors' services

For the year ended 31 December 2016, the Group did not pay consideration to any third parties for making available directors' and supervisors' services (2015: Nil).

(d) Information about loans, quasi-loans and other dealings in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors

As at 31 December 2016, there is no loans, quasi-loans and other dealing arrangements in favour of directors and supervisors, controlled bodies corporate by and connected entities with such directors and supervisors (2015: Nil).

(e) Directors' and supervisors' material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year (2015: Nil).

(Expressed in RMB unless otherwise indicated)

58 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2016

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and new standards which are not yet effective for the year ended 31 December 2016 and which have not been adopted in these financial statements. These include the following which may be relevant to the Group.

	Effective for accounting periods beginning on or after
Amendments to IAS 7, *Statement of cash flows: Disclosure initiative*	1 January 2017
Amendments to IAS 12, *Income taxes: Recognition of deferred tax assets for unrealised losses*	1 January 2017
IFRS 9, *Financial instruments*	1 January 2018
IFRS 15, *Revenue from contracts with customers*	1 January 2018
Amendments to IFRS 2, *Share-based payment: Classification and measurement of share-based payment transactions*	1 January 2018
Amendments to IAS 40, *Transfers of investment property*	1 January 2018
IFRIC 22, *Foreign currency transactions and advance consideration*	1 January 2018
IFRS 16, *Leases*	1 January 2019

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group has identified some aspects of the new standards which may have a significant impact on the consolidated financial statements. Further details of the expected impacts are discussed below. As the Group has not completed its assessment, further impacts may be identified in due course and will be taken into consideration when determining whether to adopt any of these new requirements before their effective date and which transitional approach to take, where there are alternative approaches allowed under the new standards.

58 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2016 (Continued)

IFRS 9, *Financial instruments*

IFRS 9 will replace the current standard on accounting for financial instruments, IAS 39, *Financial instruments: Recognition and measurement*. IFRS 9 introduces new requirements for classification and measurement of financial assets, calculation of impairment of financial assets and hedge accounting. On the other hand, IFRS 9 incorporates without substantive changes the requirements of IAS 39 for recognition and derecognition of financial instruments and the classification of financial liabilities. Expected impacts of the new requirements on the Group's financial statements are as follows:

(a) Classification and measurement

IFRS 9 contains three principal classification categories for financial assets: measured at (1) amortised cost, (2) fair value through profit or loss (FVTPL) and (3) fair value through other comprehensive income (FVTOCI) as follows:

– The classification for debt instruments is determined based on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the asset. If a debt instrument is classified as FVTOCI then effective interest, impairments and gains/losses on disposal will be recognised in profit or loss.

– For equity securities, the classification is FVTPL regardless of the entity's business model. The only exception is if the equity security is not held for trading and the entity irrevocably elects to designate that security as FVTOCI. If an equity security is designated as FVTOCI then only dividend income on that security will be recognised in profit or loss. Gains, losses and impairments on that security will be recognised in other comprehensive income without recycling.

Based on the preliminary assessment, the Group expects that its financial assets currently measured at amortised cost and FVTPL will continue with their respective classification and measurements upon the adoption of IFRS 9.

With respect to the Group's financial assets currently classified as "available-for-sale", these are investments in equity securities which the Group may classify as either FVTPL or irrevocably elect to designate as FVTOCI (without recycling) on transition to IFRS 9. The Group has not yet decided whether it will irrevocably designate these investments as FVTOCI or classify them as FVTPL. Either classification would give rise to a change in accounting policy as the current accounting policy for available-for-sale equity investments is to recognise fair value changes in other comprehensive income until disposal or impairment, when gains or losses are recycled to profit or loss in accordance with the group's policies set out in Note 2(l) and Note 2(f). This change in policy will have no impact on the Group's net assets and total comprehensive income but will impact on reported performance amounts such as profit and earnings per share.

(b) Impairment

The new impairment model in IFRS 9 replaces the "incurred loss" model in IAS 39 with an "expected credit loss" model. Under the expected credit loss model, it will no longer be necessary for a loss event to occur before an impairment loss is recognised. Instead, an entity is required to recognise and measure expected credit losses as either 12-month expected credit losses or lifetime expected credit losses, depending on the asset and the facts and circumstances. This new impairment model may result in an earlier recognition of credit losses on the Group's trade receivables and other financial assets. However, a more detailed analysis is required to determine the extent of the impact.

(Expressed in RMB unless otherwise indicated)

58 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2016 (Continued)

IFRS 9, *Financial instruments* (Continued)

(c) Hedge accounting

IFRS 9 does not fundamentally change the requirements relating to measuring and recognising ineffectiveness under IAS 39. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting. The Group preliminarily assesses that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9 and therefore it expects that the accounting for its hedging relationships will not be significantly impacted.

IFRS 15, *Revenue from contracts with customers*

IFRS 15 is a comprehensive framework for recognising revenue from contracts with customers, replacing IAS 18, *Revenue*, IAS 11, *Construction contracts* and IFRIC 13, *Customer loyalty programmes*. The overall requirement is to identify the performance obligations in a sales contract and allocate the total fair value of the consideration receivable to them and recognise revenue as each of the obligations are satisfied. The Group is currently assessing the impacts of adopting IFRS 15 on its financial statements, including on transition.

The Group's revenue recognition policies are disclosed in Note 2(x). Generally, revenue relating to transportation service is recognised when services are provided. Under IFRS 15, revenue is recognised when the customer obtains control of the promised good or service in the contract. Further analysis is required to determine whether this change in accounting policy may have a material impact on the amounts reported in any given financial reporting period.

The Group maintains frequent flyer award programmes. Currently, as disclosed in Note 2(x)(ii), the amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage earned by members of the Group's frequent flyer award programmes. IFRS 15 requires that the fair value of consideration receivable under a sales contract will be allocated to the performance obligations under it in proportion to their estimated standalone selling prices, notwithstanding the sales prices indicated in the contract. The Group is assessing whether this requirement will affect the recognition of frequent flyer revenue compared to its current allocation methodologies.

(Expressed in RMB unless otherwise indicated)

58 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2016 (Continued)

IFRS 16, *Leases*

As disclosed in Note 2(k), currently the Group classifies leases into finance leases and operating leases and accounts for the lease arrangements differently, depending on the classification of the lease. The Group enters into some leases as the lessor and others as the lessee.

IFRS 16 is not expected to impact significantly on the way that lessors account for their rights and obligations under a lease. However, once IFRS 16 is adopted, lessees will no longer distinguish between finance leases and operating leases. Instead, subject to practical expedients, lessees will account for all leases in a similar way to current finance lease accounting, i.e. at the commencement date of the lease the lessee will recognise and measure a lease liability at the present value of the minimum future lease payments and will recognise a corresponding "right-of-use" asset. After initial recognition of this asset and liability, the lessee will recognise interest expense accrued on the outstanding balance of the lease liability, and the depreciation of the right-of-use asset, instead of the current policy of recognising rental expenses incurred under operating leases on a systematic basis over the lease term. As a practical expedient, the lessee can elect not to apply this accounting model to short-term leases (i.e. where the lease term is 12 months or less) and to leases of low-value assets, in which case the rental expenses would continue to be recognised on a systematic basis over the lease term.

IFRS 16 will primarily affect the Group's accounting as a lessee of leases for properties, plant and equipment, aircraft and flight equipment which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the income statement over the period of the lease. As disclosed in Note 48(b), at 31 December 2016 the Group's future minimum lease payments under non-cancellable operating leases amount to RMB61,215 million for properties, aircraft and flight equipment, the majority of which is payable either between 1 and 5 years after the reporting date or in more than 5 years. Some of these amounts may therefore need to be recognised as lease liabilities, with corresponding right-of-use assets, once IFRS 16 is adopted. The Group will need to perform a more detailed analysis to determine the amounts of new assets and liabilities arising from operating lease commitments on adoption of IFRS 16, after taking into account the applicability of the practical expedient and adjusting for any leases entered into or terminated between now and the adoption of IFRS 16 and the effects of discounting.

The Group is considering whether to adopt IFRS 16 before its effective date of 1 January 2019. However, early adoption of IFRS 16 is only permitted if this is no earlier than the adoption of IFRS 15. It is therefore unlikely that IFRS 16 will be adopted before the effective date of IFRS 15, being 1 January 2018.

Supplementary Financial Information

For the year ended 31 December 2016
(Prepared in accordance with PRC Accounting Standards)

Condensed Consolidated Income Statement

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under the PRC Accounting Standards.

	2016 RMB million	2015 RMB million (Restated)
Revenue	**114,792**	111,500
Less: Cost of operation	**96,359**	91,362
Taxes and surcharges	**245**	275
Selling and distribution expenses	**6,402**	7,081
General and administrative expense	**3,064**	2,754
Finance expense, net	**5,836**	7,825
Impairment loss	**130**	108
Add: Investment income	**717**	582
Operating profit	**3,473**	2,677
Add: Non-operating income	**4,262**	3,816
Less: Non-operating expenses	**88**	97
Total profit	**7,647**	6,396
Less: Income tax	**1,759**	1,369
Net profit	**5,888**	5,027
Attribute to:		
– Equity shareholders of the Company	**5,055**	3,892
– Non-controlling interests	**833**	1,135
	5,888	5,027

Supplementary Financial Information

At 31 December 2016
(Prepared in accordance with PRC Accounting Standards)

Condensed Consolidated Statement of Financial Position

	31 December 2016 RMB million	31 December 2015 RMB million (Restated)
Assets		
Total current assets	**13,764**	14,659
Long-term equity investment	**4,132**	3,453
Fixed assets and construction in progress	**175,336**	162,018
Intangible assets and other non-current assets	**5,487**	4,945
Deferred tax assets	**1,721**	1,411
Derivative financial instruments	**21**	13
Total assets	**200,461**	186,499
Liabilities and equity		
Current liabilities	**67,932**	65,560
Deferred tax liabilities	**841**	938
Other non-current liabilities	**76,980**	70,203
Total Liabilities	**145,753**	136,701
Equity shareholders of the Company	**43,181**	39,191
Non-controlling interests	**11,527**	10,607
Total equity	**54,708**	49,798
Total liabilities and equity	**200,461**	186,499

Supplementary Financial Information

For the year ended 31 December 2016

Reconciliation of Differences in Financial Statements Prepared Under Different GAAPs

(1) The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

	Note	2016 RMB million	2015 RMB million (Restated)
Amounts under PRC GAAP		5,055	3,892
Adjustments:			
Government grants	(b)	1	1
Capitalisation of exchange difference of specific loans	(a)	48	(222)
Adjustments arising from an associate's business combination under common control	(c)	(2)	(2)
Adjustments arising from the Company's business combination under common control	(c)	(33)	(55)
Tax impact of the above adjustments		(4)	69
Effect of the above adjustments on non-controlling interests		(21)	53
Amounts under IFRSs		5,044	3,736

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	Note	2016 RMB million	2015 RMB million (Restated)
Amounts under PRC GAAP		43,181	39,191
Adjustments:			
Capitalisation of exchange difference of specific loans	(a)	149	101
Government grants	(b)	(29)	(30)
Adjustment arising from an associate's business combination under common control	(c)	2	4
Adjustment arising from the Company's business combination under common control	(c)	182	(225)
Tax impact of the above adjustments		(36)	(24)
Effect of the above adjustments on non-controlling interests		7	28
Amounts under IFRSs		43,456	39,045

Supplementary Financial Information

For the year ended 31 December 2016

Reconciliation of Differences in Financial Statements Prepared Under Different GAAPs (continued)

Notes:

(a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

(c) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate's accounting policy of business combination under common control conform to the policy of the Company when the associate's financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

Five Year Summary

For the year ended 31 December 2016
(Prepared in accordance with International Financial Reporting Standards)

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

Consolidated Income Statement Summary

	Year ended 31 December				
	2016 RMB million	2015 RMB million	2014 RMB million	2013 RMB million	2012 RMB million
Operating revenue	**114,981**	111,652	108,584	98,547	99,514
Operating expenses	**(106,204)**	(101,492)	(106,026)	(98,280)	(95,877)
Other net income	**3,835**	3,278	2,190	1,243	1,462
Operating profit	**12,612**	13,438	4,748	1,510	5,099
Interest income	**89**	253	376	307	235
Interest expense	**(2,465)**	(2,188)	(2,193)	(1,651)	(1,376)
Share of associates' results	**509**	460	261	294	317
Share of joint ventures' results	**102**	108	140	96	121
Exchange (loss)/gain, net	**(3,276)**	(5,953)	(292)	2,903	267
Other non-operating income	**90**	–	26	25	75
Profit before income tax	**7,661**	6,118	3,066	3,484	4,738
Income tax	**(1,763)**	(1,300)	(668)	(734)	(954)
Profit for the year	**5,898**	4,818	2,398	2,750	3,784
Profit attributable to:					
Equity shareholders of the Company	**5,044**	3,736	1,777	1,986	2,619
Non-controlling interests	**854**	1,082	621	764	1,165
Profit for the year	**5,898**	4,818	2,398	2,750	3,784
Earnings per share					
Basic and diluted	**RMB0.51**	RMB0.38	RMB0.18	RMB0.20	RMB0.27

Consolidated Statement of Financial Position Summary

	As at 31 December				
	2016 RMB million	2015 RMB million	2014 RMB million	2013 RMB million	2012 RMB million
Non-current assets	**186,678**	171,876	162,147	144,634	125,667
Net current liabilities	**54,168**	51,422	26,545	28,640	31,944
Non-current liabilities	**77,534**	70,830	91,109	73,543	53,989
Total equity attributable to equity shareholders of the Company	**43,456**	39,045	35,748	34,329	32,839
Non-controlling interests	**11,520**	10,579	8,745	8,122	6,895